

2005 ANNUAL REPORT

2005 CHAIRMAN'S LETTER

Dear Fellow Shareholders:

In addition to record earnings of $103.9 million and $7.62 per share, this past year was truly outstanding for our company on a number of fronts. Most importantly, our share price nearly doubled over the year, closing at $51.96 per share on December 31, 2005. This market performance brought our shareholders' two-year return to over 400% since the end of 2003.

While our earnings were certainly driven by the strength in refining margins, we also continued to benefit from our commitments to improve the performance of all of our assets and improve our balance sheet. We completed two acquisitions in 2005 that should contribute to future profits and provide additional growth opportunities within our strategic business units. We also completed two secondary stock offerings that contributed to an increase in our average daily trading volume and further improvement in our balance sheet.

Our record earnings for 2005 were the result of improved earnings from all of our business units. In the Refining segment, stronger margins on the East Coast as well as in the Four Corners region contributed significantly to an increase of approximately $109.8 million in operating income compared to the prior year. This was achieved in spite of the loss of production volumes in December due to the fire at our Yorktown refinery. As in 2004, our earnings continued to benefit from our strategic initiative to convert the Yorktown refinery to a higher acid crude oil slate.

Of significant future importance, in June of 2005, we announced the acquisition of an idle crude oil pipeline system that originates in the Permian Basin and is connected to our company-owned pipeline network that directly supplies crude oil to the Bloomfield and Ciniza refineries. We are very excited about this opportunity as it addresses the strategic priority we have had to access supplemental crude oil supplies for our two New Mexico refineries. When operational, the pipeline will have sufficient crude oil transportation capacity to allow us to again operate both New Mexico refineries at maximum rates. We anticipate that we should have the pipeline operational before the end of 2006.

Our Retail business segment operating income increased by approximately $2.5 million over the prior year. Again in 2005, we continued to realize growth in both merchandise and fuel sales on a comparable store basis. In fact, I am pleased to report to you that comparable store merchandise sales were up 3.5%, the eighth consecutive year of same store sales gains, in spite of the higher retail fuel prices which affect our customers' discretionary buying capacity. Lastly, we completed the construction of a new retail store in Pagosa Springs, Colorado that fits with our strategy to focus our Retail operations in markets where we have a sustainable competitive position.

Phoenix Fuel Company, our wholesale petroleum distribution unit, continued to deliver growth in both wholesale and cardlock fuel volumes. Volume growth combined with strength in product margins to drive operating earnings up approximately $5.6 million over the prior year. The 2005 earnings improvement follows increases of over 20% for each of the two prior years as we continue to maintain our focus on key marketing initiatives and customer satisfaction.

In July of 2005, we announced the acquisition of Dial Oil Company, based in Farmington, New Mexico. Like Phoenix Fuel, Dial Oil is one of the premier wholesale distributors of gasoline, diesel and lubricants in the Southwest with annual fuel and lubricant sales volumes of approximately 100 million gallons. This business is a good strategic complement to our existing operations and provides further opportunities to grow our wholesale business in the Southwest. In addition, the Dial Oil retail sites are well located and compliment Giant's existing retail stores in the Four Corners area. We believe the integration of marketing programs will provide us excellent opportunities to continue to grow both fuel volume and merchandise sales.

We also made progress on our continuing long term strategic goal to strengthen our balance sheet as our debt-to-total capitalization ratio improved to 41% at year-end versus 58% at the end of 2004. Of even greater significance, our debt-to-total capitalization ratio, net of our year-end cash balance of $164 million, improved to 22% at year-end versus 55% at the end of last year.

Looking at 2006, industry analysts continue to believe that the removal of MTBE from the gasoline pool later this spring and the transition to Ultra Low Sulfur Diesel this summer, coupled with refining capacity constraints, support a positive outlook for the industry this year and bode well for 2006 being another good year for our refinery operations. We currently expect our Yorktown refinery to resume full operations in April. The wholesale group continues to experience growth in fuel volumes and there are further synergy opportunities with the Dial operation that we hope to realize in 2006. Our Retail operations are continuing to experience growth in both merchandise and fuel sales on a comparable store basis. Combined with the acquisitions previously discussed, we look forward to 2006 with a great deal of enthusiasm and optimism.

Finally, I want to thank our employees for a job well done. I know that in addition to the financial rewards they have realized as significant shareholders, they take great pride in our higher share price.

In conclusion, thank you to our shareholders as well as our loyal customers, suppliers, bondholders and Board of Directors. As always, we remain focused and committed to increasing shareholder value.

Sincerely,



Fred L. Holliger

TABLE OF CONTENTS

Table of Contents

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GIANT
INDUSTRIES, INC.

GIANT INDUSTRIES, INC.
23733 North Scottsdale Road
Scottsdale, Arizona 85255

Notice of 2006 Annual Meeting of Stockholders

Dear stockholder:

Our 2006 annual meeting of stockholders will be held at 4:00 p.m. on April 10, 2006 at the Hyatt Regency Greenwich located at 1800 East Putnam Avenue, Old Greenwich, Connecticut 06870. At the meeting, you will be asked to:

1. Elect two directors to hold office until the 2009 annual meeting of stockholders,

2. Ratify the appointment of Deloitte & Touche LLP as our independent auditors for the year ending December 31, 2006, and

3. Consider any other matters that may properly come before the meeting.

Stockholders of record at the close of business on February 24, 2006 are entitled to vote at the meeting and at any adjournment of the meeting. A list of stockholders entitled to vote at the meeting will be open for inspection during ordinary business hours at our corporate headquarters building from March 27, 2006 to April 10, 2006. Our stockholders may inspect this list for any purpose related to the meeting.

Details regarding admission to the meeting and the business to be conducted at the meeting are provided in the accompanying proxy statement. It is important that your shares be represented and voted whether or not you expect to attend the meeting in person. Therefore, please date, sign and complete the enclosed proxy and return it in the enclosed envelope, which requires no postage stamp if mailed in the United States.

By Order of the Board of Directors

Fred L. Holliger
Chairman of the Board of Directors

Scottsdale, Arizona
March 1, 2006

GIANT INDUSTRIES, INC.

23733 North Scottsdale Road
Scottsdale, Arizona 85255

PROXY STATEMENT

The Annual Meeting

Our board of directors is soliciting your proxy to encourage your participation in our upcoming annual meeting and to obtain your support on each of the proposals. You also may attend the meeting and vote your shares directly. Your vote is important. As a result, even if you do not attend in person, we encourage you to vote by proxy.

This year we will hold the meeting on Monday, April 10, 2006, at 4:00 p.m. We will hold it at the Hyatt Regency Greenwich located at 1800 East Putnam Avenue, Old Greenwich, Connecticut 06870. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read it carefully. We are first mailing this proxy statement and the proxy card to stockholders on or about March 6, 2006. We also are mailing our 2005 annual report to you with this proxy statement.

Questions and Answers About the Annual Meeting and Voting

What is the purpose of the meeting?

At our annual meeting, stockholders will vote to elect three directors and ratify the selection of our independent auditors. In addition, management will report on our performance during 2005 and respond to questions from stockholders.

Who is entitled to vote at the meeting?

The board has set February 24, 2006 as the record date for the annual meeting. If you were a stockholder at the close of business on February 24, 2006, you are entitled to vote at the meeting.

As of the record date, 14,617,097 shares of our common stock were issued and eligible to vote at the meeting. There were 230 stockholders of record.

What are my voting rights?

Holders of our common stock are entitled to one vote per share. Therefore, a total of 14,617,097 votes are entitled to be cast at the meeting. There is no cumulative voting.

How many shares must be present to hold the meeting?

In accordance with our bylaws, shares equal to at least one-half of the voting power of the outstanding shares of common stock as of the record date must be present at the meeting in order to hold the meeting and conduct business. This is called a quorum. Shares are counted as present at the meeting if:

- You are present and vote in person at the meeting, or
- You have properly submitted a proxy card by mail.

How do I vote my shares?

If you are stockholder of record, you can give a proxy to be voted at the meeting by completing, signing and mailing the enclosed proxy card. If you hold your shares in "street name," you must vote your shares through your broker or nominee. Your broker or nominee has enclosed or will otherwise provide to you a voting instruction card for your use in directing the broker or nominee how to vote your shares.

What is the difference between a stockholder of record and a "street name" holder?

If your shares are registered directly in your name, you are considered the stockholder of record with respect to those shares.

If your shares are held in a stock brokerage account or by a bank or other nominee, then the brokerage firm, bank or other nominee is considered to be the stockholder of record with respect to those shares. You, however, are still considered the beneficial owner of those shares, and your shares are said to be held in "street name." Street name holders generally cannot vote their shares directly and must instead instruct the brokerage firm, bank or other nominee how to vote their shares using the method described above under "How do I vote my shares?".

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, it means that you hold shares registered in more than one account or that more than one person in your household holds our shares. To ensure that all of these shares are voted, please sign and return each proxy card.

Can I vote my shares in person at the meeting?

If you are stockholder of record, you may vote your shares in person by attending the meeting and completing a floor ballot. Even if you currently plan to attend the meeting, we recommend that you also submit your proxy as described above so that your vote will be counted if you later decide not to attend the meeting.

If you are a street name holder, you may vote your shares in person at the meeting only if you obtain a signed letter or other proxy from your broker, bank or other nominee giving you the right to vote the shares at the meeting.

What vote is required for the matters brought before the meeting?

The election of directors requires the favorable vote of a majority of the shares of common stock entitled to vote. All other items being submitted to stockholders for a vote require the favorable vote of a majority of the shares of common stock represented at the meeting and entitled to vote.

How are votes counted?

For the election of directors, you may vote in favor of or withhold your vote from each nominee. If you withhold your vote, that will have the same effect as a vote against the nominee. You may abstain from voting on all proposals except the election of directors. We do not include abstentions in determining how many shares are represented for purposes of a quorum. If you abstain from voting on a proposal, that will have the same effect as a vote against the proposal.

If you hold your shares in street name and do not provide voting instructions to your broker, bank or nominee, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote under the rules of the New York Stock Exchange. In this situation, a "broker non-vote" occurs. We do not count broker non-votes in determining whether a quorum is present or whether a proposal passes.

Our transfer agent will count the votes. In advance of the meeting, we will appoint an election inspector to count all the votes cast at the meeting and to report on the results.

How does the board recommend that I vote?

The board recommends a vote:

- FOR the nominees for director, and
- FOR the ratification of the selection of Deloitte & Touche LLP as our independent auditors for 2006.

What if I sign and return my proxy card but I do not specify how I want my shares voted?

If you do not specify how you want to vote your shares on your proxy card, we will vote them:

- FOR the nominees for director, and
- FOR the ratification of the selection of Deloitte & Touche LLP as our independent auditors for 2006.

Can I change or revoke my vote after submitting my proxy?

Yes. You may revoke your proxy and change your vote at any time before your proxy is voted at the annual meeting. You can change your vote in any of the following ways:

- Delivering to our corporate secretary a written revocation notice with a date later than the date of the proxy,
- Signing and delivering to our corporate secretary a later proxy relating to the same shares, or
- Attending the meeting and voting in person. Please note that simply attending the meeting is not sufficient to revoke your proxy. To change or revoke your vote, you must submit a new proxy card or a written revocation at the meeting.

The proxy holders will vote all properly submitted proxies that are not revoked.

How can I attend the meeting?

Stockholders may be asked to present valid picture identification, such as a driver's license or passport, before being admitted to the meeting. If you hold your shares in street name, you will need proof of ownership in order to vote at the meeting. A recent brokerage statement or letter from the broker or bank are examples of proof of ownership.

Who pays for the cost of proxy preparation and solicitation?

We are soliciting proxies by mail, and we will pay the costs of soliciting these proxies. Our directors, executive officers and employees also may solicit proxies personally, by telephone or by mail. We may distribute proxy materials through brokers, custodians and other similar parties to the owners of our stock. We will reimburse them for their reasonable, out-of-pocket expenses for forwarding proxy materials to our stockholders.

Election of Directors

Nominees

We currently have six members on our board of directors. In September 2005, we reduced the size of our board from seven to six following the resignation of Richard T. Kalen, Jr.

Our board of directors is divided into three classes. As of March 1, 2006, there were two class I directors (George M. Rapport and Donald M. Wilkinson), two class II directors (Fred L. Holliger and Brooks J. Klimley), and two class III directors (Larry L. DeRoin and Anthony J. Bernitsky). In December 2005, Mr. Bernitsky was moved from class I to class III to rebalance the classes following the resignation of Mr. Kalen. The term of each class of director is three years, with the term of one class expiring at each of our annual meetings of stockholders. The term of office of the class II directors expires at the 2006 annual meeting of stockholders.

Our corporate governance and nominating committee recommended to the board that Mr. Holliger and Mr. Klimley be nominees for director at the annual meeting. Based on the committee's recommendation, our board nominated both individuals for election to class II at the annual meeting. Mr. Holliger and Mr. Klimley have consented to being named as nominees and have indicated their intention to serve if elected. Both of the nominees are currently serving as directors and a brief description of their business experience is set forth below.

Unless otherwise instructed, the proxy holders will vote for the election of Mr. Holliger and Mr. Klimley. If for any reason either of the nominees should become unable to serve as a director, the proxy holders may vote for the election of a substitute nominee designated by the board.

Nominee	Age (as of March 1, 2006), Principal Occupation and Business Experience
Fred L. Holliger	Fred L. Holliger, age 58, has served as one of our directors since we went public in October 1989 and as our chairman of the board and chief executive officer since March 2002. From October 1989 to March 2002, Mr. Holliger was our executive vice president and chief operating officer. Mr. Holliger joined us as senior vice president, and president of our refining division, in February 1989.
Brooks J. Klimley	Brooks J. Klimley, age 48, has served as one of our directors since August 2002. Mr. Klimley also serves as a member of the audit committee and the compensation committee and is chairman of the corporate governance and nominating committee. Since 2005, Mr. Klimley has served as the President of CIT Energy, an energy finance and advisory business. In this role, Mr. Klimley is responsible for refining CIT's strategy to expand client relationships and product offerings to support the global financing needs of companies throughout the energy sector. From 2001 to 2004, Mr. Klimley was a managing director at Citigroup Global Markets Inc. and its predecessor firm Salomon Smith Barney, Inc., and he was the co-head of the diversified industrials group. From 1998 to 2001, Mr. Klimley was senior managing director and co-head of the natural resources group for Bear, Stearns & Co., Inc., where he led origination and execution teams covering a broad range of natural resources companies.

The board of directors recommends a vote FOR its nominees for director.

Other directors and executive officers

Our other directors whose terms will continue after the annual meeting and our executive officers are listed below:

Name	Age as of March 1, 2006	Position	Class(1)
Fred L. Holliger	58	Director, Chairman and Chief Executive Officer	II 2006
Brooks J. Klimley	48	Director	II 2006
Larry L. DeRoin	64	Director	III 2007
Anthony J. Bernitsky	76	Director	III 2007
George M. Rapport	62	Director	I 2008
Donald M. Wilkinson	68	Director	I 2008
Morgan Gust	58	President	
Mark B. Cox	47	Executive Vice President, Treasurer, Chief Financial Officer, and Assistant Secretary	
C. Leroy Crow	55	Executive Vice President of our Refining Group Strategic Business Unit	
Jack W. Keller	61	President of our Wholesale Strategic Business Unit	
Robert C. Sprouse	49	Executive Vice President of our Retail Group Strategic Business Unit	
S. Leland Gould	49	Executive Vice President, Governmental Affairs and Real Estate	
Kim H. Bullerdick	52	Senior Vice President, General Counsel, and Secretary	
Gregory A. Barber	48	Vice President, Chief Accounting Officer, and Assistant Secretary	
Natalie R. Dopp	34	Vice President, Human Resources	

(1) Each director's term of office expires in the year set forth opposite his name above. Each officer serves until his or her successor is chosen and qualified or until his or her earlier resignation or removal.

Larry L. DeRoin has served as one of our directors since June 2002. Mr. DeRoin also serves as a member of the audit committee and the corporate governance and nominating committee and is chairman of the compensation committee. Since September 2000, Mr. DeRoin has been the president of DeRoin Management, Inc., which provides investment, management and consulting services. From 1993 to September 2000, Mr. DeRoin was chairman and chief executive officer of Northern Border Partners, L.P., chairman of the management committee for Northern Border Pipeline Co., and president of Northern Plains Natural Gas Co.

Anthony J. Bernitsky has served as one of our directors since August 1996. Mr. Bernitsky also serves as a member of the audit committee, the compensation committee, and the corporate governance and nominating committee. Mr. Bernitsky has been a co-owner, director and the president of PoorBern Leasing Company since he founded it in 1982. PoorBern Leasing Company leases property used in a wholesale and retail gasoline business with service stations and convenience stores located in New Mexico and on the Navajo Indian Reservation to a third party that operates the business.

George M. Rapport has served as one of our directors since September 2001. Mr. Rapport also serves as chairman of the audit committee and as a member of the compensation committee and the corporate governance and nominating committee. He currently is a director and the chief financial officer for Knightsbridge Petroleum (UK) Ltd., an international oil and gas exploration and production company, and the finance director for Knightsbridge Chemicals Limited, an international chemicals manufacturing company. Both of these companies are subsidiaries of Knightsbridge Investments Limited ("Knightsbridge") of which Mr. Rapport is a shareholder. In August 2004, Knightsbridge acquired Nimir Petroleum Limited ("Nimir"), an international oil and gas exploration and production company. From August 2001 to October 2004, Mr. Rapport was the senior vice president and chief financial officer of Nimir. From May 2001 to August 2001, Mr. Rapport was a financial advisor to Nimir. From 1993 to May 2001, he was a managing director — private banking for Chase Manhattan Bank in New York.

Donald M. Wilkinson has served as one of our directors since September 2003. Mr. Wilkinson also serves as a member of the audit committee, the compensation committee, and the corporate governance and nominating committee. Since 1984, Mr. Wilkinson has been the chairman and chief investment officer of Wilkinson O'Grady & Co., Inc., a global asset management firm located in New York City that he co-founded in 1972. Mr. Wilkinson is a member of the Board of Visitors of the Virginia Military Institute and is a former chairman of the Board of Trustees for the Darden School of Business Management at the University of Virginia.

Morgan Gust has served as our president since March 2002. From February 1999 to March 2002, Mr. Gust served as our executive vice president. Mr. Gust joined the company in August 1990, and over the years served in various senior management positions for us, including vice president, vice president administration, general counsel, and corporate secretary.

Mark B. Cox has served as our vice president, treasurer, financial officer and assistant secretary since December 1998. In March 2002, Mr. Cox was named chief financial officer and in April 2004, Mr. Cox was made executive vice president.

C. Leroy Crow has served as executive vice president of our refining group strategic business unit since March 2000. From February 1999 to February 2000, Mr. Crow served as our senior vice president, refinery operations and raw material supply. Mr. Crow joined us in June 1997 when we acquired Phoenix Fuel, and since then has served in various senior management positions for us, including senior vice president, operations division and vice president of operations.

Jack W. Keller has served as the president of our wholesale strategic business unit since its formation in July 2005 following the acquisition of Dial Oil Co. ("Dial"). The wholesale group combines the operations of Phoenix Fuel and Dial. He also has served as the president of Phoenix Fuel since we acquired it in June 1997 and as chief operating officer of Phoenix Fuel since May 1998. Mr. Keller also has served as president and chief operating officer of Dial since its acquisition.

Robert C. Sprouse has served as executive vice president of our retail group strategic business unit since April 2003. From January 2000 to April 2003, Mr. Sprouse served as our director of retail operations. From 1996 to January 2000, Mr. Sprouse held several management positions with Strasburger Enterprises, Inc., a retail management consulting company.

S. Leland Gould has served as our executive vice president, governmental affairs and real estate since June 2002. From March 2002 to June 2002, Mr. Gould served as our executive vice president of retail operations. Mr. Gould joined us in August 2000 as vice president, strategic business development. Prior to August 2000, Mr. Gould was vice president and national sales manager for Wolf Camera, a photo retail store chain with 800 stores nationwide. Mr. Gould also is a director and the treasurer for the New Mexico Oil and Gas Association and is a director for the New Mexico Petroleum Marketers Association.

Kim H. Bullerdick has served as our vice president and corporate secretary since December 1998 and our general counsel since May 2000. In April 2004, Mr. Bullerdick was made senior vice president. From December 1998 to May 2000, Mr. Bullerdick was our legal department director.

Gregory A. Barber has served as our vice president, chief accounting officer, and assistant secretary since August 2005. From April 2004 to August 2005, Mr. Barber served as our vice president, corporate controller. From March 2001 to June 2004, Mr. Barber served as our vice president, special project management. From February 1999 to March 2001, Mr. Barber served as our vice president, branded wholesale marketing.

Natalie R. Dopp has served as our vice president, human resources since September 2002. Prior to that, Ms. Dopp was responsible for our recruiting and compensation functions. Ms. Dopp joined us in April 2000 and prior to that she was employed by Scottsdale Insurance Company, a subsidiary of Nationwide Insurance.

About the board of directors

Our board of directors meets throughout the year on a set schedule. The board also holds special meetings and acts by unanimous written consent from time to time as appropriate. The non-management members of the board and, when different individuals, the independent members of the board periodically meet in executive session without management present. As provided in the corporate governance guidelines adopted by the board, the non-management directors designate the director who will preside at the executive sessions. The non-management directors have designated Mr. Klimley as the presiding director. He will continue to serve in that role until such time as the non-management directors designate someone else to serve in that role. It is anticipated that the non-management directors will consider the designation at least once a year.

Our board held nine meetings during 2005. The board has established an audit committee, a compensation committee, and a corporate governance and nominating committee. During 2005, all incumbent directors attended 75% or more of the aggregate of: (1) the total number of meetings of the board, and (2) the total number of meetings of all committees on which the director served.

It is our policy that our board of directors should make every effort to attend the annual meeting. Last year, all members of the board attended the annual meeting.

Independent directors

Our board has determined that it is comprised of a majority of individuals who are independent under the rules of the New York Stock Exchange and applicable federal law. The board has determined that the following directors are independent: Anthony J. Bernitsky, George M. Rapport, Donald M. Wilkinson, Brooks J. Klimley and Larry L. DeRoin.

In reaching that determination, the board affirmatively determined that the individuals it considers independent have no material relationship with us, either directly or as a partner, shareholder or officer of a company that has a relationship with us. In particular, the board determined that these individuals satisfied all of the following standards:

- Neither they, nor any immediate member of their family, have ever been employed by us.
- Neither they, nor any immediate member of their family, has received any direct compensation from us (director and committee fees and pensions or other forms of deferred compensation for prior service were not considered compensation for this purpose; provided such compensation was not contingent in any way on continued service) in any twelve-month period within the last three years.
- Neither the director, nor any immediate family member, is employed by another company that makes payments to, or receives payments from, us for property or services in an amount which, in any of the last three fiscal years, exceeds $60,000.
- They satisfy each of the bright-line standards of the New York Stock Exchange that must be met if a director is to be considered independent.

Our directors on the audit committee meet the following additional two standards:

- They have not accepted, directly or indirectly, any consulting, advisory or other compensatory fee from us other than (1) compensation for board or committee service, or (2) fixed amounts of compensation under a retirement plan for prior service that is not contingent on continued service.
- They are not affiliated with us. By this we mean that the director does not directly, or indirectly through one or more intermediaries, control us, and is not controlled by, or under common control with, us. The director is not considered to be in control of us if (1) he is not the beneficial owner, directly or indirectly, of more than 10% of any class of our voting equity securities, and (2) he is not one of our executive officers.

About the committees of the board of directors

Our board has an audit committee, a compensation committee, and a corporate governance and nominating committee. Each of the committees has a written charter that may be found on our website at www.giant.com. In addition, copies of the charters are available to all stockholders by calling (480) 585-8888 or by writing to: Kim H. Bullerdick, Corporate Secretary, at our corporate headquarters located at 23733 N. Scottsdale Road, Scottsdale, AZ 85255. All of the members of each of our committees are independent directors as required by the New York Stock Exchange listing standards and applicable federal law. The following table presents information about each committee.

Audit Committee

The members of the committee are George M. Rapport (Chairman), Anthony J. Bernitsky, Larry L. DeRoin, Brooks J. Klimley, and Donald M. Wilkinson. The committee met nine times, either in person or by telephone, in 2005. Our board has determined that Mr. Rapport qualifies as an "audit committee financial expert" as that term is defined in the rules of the Securities and Exchange Commission. Among other matters, the committee:

- Directly hires and replaces the independent auditors as appropriate.
- Evaluates the performance of, independence of, and pre-approves the services provided by, the independent auditors.
- Discusses the quality of our accounting principles and financial reporting procedures with management and our independent auditors.
- Reviews with management and our independent auditors our annual and quarterly financial statements and recommends to the board whether the annual financial statements should be included in our annual report.
- Oversees the internal auditing functions and controls.
- Established procedures for handling complaints regarding accounting, internal accounting controls and auditing matters, including procedures for the confidential, anonymous submission of concerns by employees regarding accounting and auditing matters.
- Prepares the audit committee report required by the rules of the Securities and Exchange Commission.

Compensation Committee

The members of the committee are Larry L. DeRoin (Chairman), Anthony J. Bernitsky, Brooks J. Klimley, George M. Rapport, and Donald M. Wilkinson. The committee met seven times, either in person or by telephone, in 2005. Among other matters, the committee:

- Oversees the administration of our compensation programs.
- Sets the compensation for our chief executive officer and our president.
- Reviews the compensation of our executive officers.
- Prepares the report on executive compensation required by the rules of the Securities and Exchange Commission.

Corporate Governance and Nominating Committee

The members of the committee are Brooks J. Klimley (Chairman), Anthony J. Bernitsky, Larry L. DeRoin, George M. Rapport, and Donald J. Wilkinson. The committee met three times, either in person or by telephone, in 2005. Among other matters, the committee:

- Identifies individuals believed to be qualified to become members of our board and recommends to the board the nominees to stand for election as directors at the annual meeting.
- Makes recommendations to the board as to changes that the committee believes to be desirable to the size of the board and any committee of the board and to the types of committees of the board.
- Makes recommendations to the board regarding the composition of board committees.
- Develops and recommends to the board a set of corporate governance guidelines and reviews those guidelines at least once a year.

Proxy Materials

In identifying and nominating candidates to the board, the corporate governance and nominating committee considers, among other factors, the following:

- Personal qualities, including background and reputation, reflecting the highest personal and professional integrity. We seek individuals of exceptional talent and judgment. We also seek individuals with the ability to work with other directors and director nominees to build a board that is effective and responsive to the needs of the stockholders.
- Current knowledge of (1) the communities in which we do business, (2) our industry, (3) other industries relevant to our business, or (4) other organizations of similar size.
- Ability and willingness to commit adequate time to board and committee matters.
- Diversity of viewpoints, background, experience and other demographics.
- The individual's agreement with our corporate governance guidelines.

Director candidates proposed by you

The corporate governance and nominating committee may consider candidates recommended by our stockholders. If a stockholder wishes to propose a nominee for consideration by the committee, he or she may do so by submitting name(s) and supporting information to:

Giant Industries, Inc.
23733 N. Scottsdale Rd.
Scottsdale, AZ 85255
Attention: Corporate Secretary

When submitting nominees for consideration, a stockholder should explain why the proposed nominee meets the factors that the corporate governance and nominating committee considers important. All candidates proposed will be evaluated by the same criteria regardless of who proposes the candidate.

Corporate governance guidelines

We have adopted a set of corporate governance guidelines. A copy of the corporate governance guidelines may be found on our website at www.giant.com. In addition, copies of the corporate governance guidelines are available to all stockholders by calling (480) 585-8888 or by writing to: Kim H. Bullerdick, Corporate Secretary, at our corporate headquarters located at 23733 N. Scottsdale Road, Scottsdale, AZ 85255. The guidelines set out our thoughts on, among other things, the following:

- The role of our board and management.
- The functions of our board and its committees and the expectations we have for our directors.
- The selection of directors, the chairman of the board, and the chief executive officer.
- Election terms, retirement of directors, and management succession.
- Executive and board compensation.
- Evaluating board performance.
- Communications with the board.

Code of ethics

We have adopted a code of ethics that applies to all of our directors, executives and employees. We have filed a copy of our code of ethics as Exhibit 14.1 to our annual report on Form 10-K for the year ended December 31, 2003. The code of ethics also is posted on our website at www.giant.com. In addition, copies of the code of ethics are available to all stockholders by calling (480) 585-8888 or by writing to: Kim H. Bullerdick, Corporate Secretary, at our corporate headquarters located at 23733 N. Scottsdale Road, Scottsdale, AZ 85255. We intend to report on Form 8-K all amendments to or waivers from the code of ethics that are required to be reported by the rules of the Securities and Exchange Commission.

Contacting The Board

If you wish to contact the board, you may do so by writing the board at:

Giant Industries, Inc.
23733 N. Scottsdale Rd.
Scottsdale, AZ 85255
Attention: Corporate Secretary (Board Matters)

If you wish to contact the presiding director of the non-management directors or the non-management directors as a group, you may do so by sending your correspondence to the attention of the Corporate Secretary (Presiding Director) or to the attention of the Corporate Secretary (Non-Management Directors), as appropriate. Our corporate secretary will forward your correspondence to the appropriate members of the board.

Compensation of directors

Our non-employee directors receive the following compensation for serving as a director for us:

- $2,500 per month or portion of a month served as a director.
- $1,500 for each in-person meeting of the board attended and $1,000 for each telephonic meeting of the board in which the director participates.
- $1,250 for each in-person committee meeting attended and $1,000 for each telephonic committee meeting in which the director participates.
- $1,000 for each in-person or telephonic meeting of any special committee in which the director participates.
- $750 per month or portion of a month served as chairman of the audit committee and $500 per month or portion of a month served as chairman of the compensation committee or the corporate governance and nominating committee.

Our directors also are eligible to participate in our Deferred Compensation Plan, which was adopted in 2005. In addition, we made our company plane available to our directors on a limited basis during 2005. There was, however, no incremental cost to us for such use as the personal use was family members flying with the directors in connection with otherwise required business trips.

We also reimburse all directors for reasonable, out-of-pocket expenses that they incur to attend our board and committee meetings.

Executive Compensation

The following table sets forth the compensation we paid in the last three years to our chief executive officer and our four other most highly compensated executive officers. We will refer to these five persons as our "named executive officers".

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards		
Name and Principal Position	Year	Salary ($) (1)	Bonus ($) (1)	Other Annual Compensation ($)	Restricted Stock Awards ($) (2)	Securities Underlying Options/ SARS (#)	All Other Compensation ($) (3)
Fred L. Holliger	2005	$580,769	$1,650,000	(4)	$243,000	-0-	$123,066
Chairman of the Board and	2004	503,077	825,000	(4)	-0-	-0-	11,939
Chief Executive Officer	2003	420,923	295,000	(4)	-0-	40,000	10,592
Morgan Gust	2005	390,385	1,000,000	(4)	162,000	-0-	82,051
President	2004	350,000	500,000	(4)	-0-	-0-	11,939
	2003	306,412	190,000	(4)	-0-	40,000	11,063
Mark B. Cox	2005	229,231	440,000	(4)	97,200	-0-	40,491
Executive Vice President, Chief	2004	197,846	220,000	(4)	-0-	-0-	9,841
Financial Officer and Treasurer	2003	169,616	90,000	$47,915 (5)	-0-	-0-	9,680
C. Leroy Crow	2005	245,192	440,000	(4)	97,200	-0-	16,700
Executive Vice President	2004	215,231	180,000	(4)	-0-	-0-	11,911
of Refining Group Strategic Business Unit	2003	198,462	55,000	(4)	-0-	-0-	11,546
Jack W. Keller	2005	201,885	380,000	(4)	97,200	-0-	34,065
President of the Wholesale	2004	186,123	170,000	(4)	-0-	-0-	11,939
Strategic Business Unit	2003	183,692	90,000	(4)	-0-	-0-	11,592

(1) Includes compensation deferred at the election of the named executive officer.

(2) At December 30, 2005 (the last business day of the year), the number and value of the restricted stock holdings of the named executive officers was as follows:

	Number	Value
Fred L. Holliger	4,500	$233,820
Morgan Gust	3,000	155,880
Mark B. Cox	1,800	93,528
C. Leroy Crow	1,800	93,528
Jack W. Keller	1,800	93,528

The restricted shares were awarded on December 6, 2005. The restricted shares vest in five equal annual installments beginning December 6, 2006. The named executive officers will be entitled to receive dividends on the restricted shares to the same extent dividends are paid to all stockholders.

(3) The amounts disclosed in this column for 2005 represent the following:

Description	Holliger	Gust	Cox	Crow	Keller
401(k) match	$ 12,600	$12,600	$12,600	$12,600	$12,600
Discretionary 401(k) contribution from us for 2004 made in 2005	$ 4,100	$ 4,100	$ 4,100	$ 4,100	$ 4,100
Deferred compensation plan match	$106,366	$65,351	$23,791	$ 0	$17,365

The discretionary 401(k) contribution from us was made in the form of shares of our stock. The amount reported in the table above represents the value of the shares on the date of contribution.

Proxy Materials

(4) No such compensation was paid other than perquisites and other personal benefits that have not been included because their aggregate value did not meet the reporting threshold of the lesser of $50,000 or 10% of salary plus bonus.

(5) Total for 2003 consists of perquisites and other personal benefits provided to Mr. Cox, including $40,884, which represents the incremental cost to us of the initiation fee and monthly dues attributable to his personal use of a golf club membership.

Option Grants in Last Fiscal Year

During 2005, we did not make any grants of stock options to any of our employees.

Aggregated Option/SAR Exercises In Last Fiscal Year And Fiscal Year-End Option Values

The following table provides information on option exercises during 2005 by our named executive officers and the value of their unexercised options at December 30, 2005 (the last business day of the year).

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARS at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARS at Fiscal Year-End ($) Exercisable/ Unexercisable(1)
Fred L. Holliger	61,000	$2,279,680	56,000/-0-	$2,489,150/-0-
Morgan Gust	50,000	$1,515,076	37,000/-0-	$1,648,570/-0-
Mark B. Cox	4,500	$ 245,245	4,500/-0-	$ 220,995/-0-
C. Leroy Crow	10,000	$ 256,700	-0-/-0-	$ -0-/-0-
Jack W. Keller	12,000	$ 301,463	-0-/-0-	$ -0-/-0-

(1) Calculated based upon the difference between the closing market price per share ($51.96) for our common stock on December 30, 2005 (the last business day of the year), as reported by the New York Stock Exchange, and the exercise price.

Employment agreements

We have entered into employment agreements with Mr. Holliger, Mr. Gust and Mr. Cox. The employment agreements expire on December 11, 2006 but will automatically extend for successive one-year periods unless we or the executive gives notice of termination.

Pursuant to the agreements, Mr. Holliger, Mr. Gust and Mr. Cox currently receive base salary at an annual rate as follows: Mr. Holliger — $600,000, Mr. Gust — $400,000 and Mr. Cox — $235,000. The amounts are subject to increase during the terms of the agreements as the board deems appropriate with respect to Mr. Holliger and Mr. Gust, and as the chief executive deems appropriate and the compensation committee approves with respect to Mr. Cox. The base salary for each executive may only be reduced in connection with an across-the-board reduction applicable to all of our senior executives. Each agreement provides that the executive is entitled to participate in any bonus or benefit plans that we make available to our senior executives.

The following is a summary of the amounts or benefits each executive or his estate will receive from us if he is terminated under the circumstance noted. The complete agreements have been filed as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2003.

(1) Employment of the executive is terminated (1) because of the executive's death or disability, (2) by the executive without good reason, or (3) by us with cause, in each case either prior to a change of control or more than three years following a change in control (two years for Mr. Cox):

- Any unpaid base salary as of the termination date.

- Reimbursement in accordance with our policies then in effect of any expenses incurred prior to termination.
- Accrued and vested benefits due under our benefit plans.
- Any discretionary bonus for a prior year that has been earned but not paid.
- The right for one year following termination to exercise all vested stock options outstanding on the termination date.

(2) Employment of the executive is terminated (1) within three years of a change of control (two years for Mr. Cox) or by the executive with good reason, or (2) upon the expiration of the term of the agreement within three years of a change of control (two years for Mr. Cox):

- The amounts and benefits described in paragraph 1 above except the stock option benefit.
- An amount equal to three times (two times for Mr. Cox) the sum of: (1) the base salary in effect at the time of termination, and (2) the average annual bonuses paid to the executive for the last three years (two years for Mr. Cox), but in no event less than 25% of the executive's base salary.
- Unless expressly prohibited under the terms of the plan(s) pursuant to which the awards were made, all unvested stock options or other stock awards owned by the executive shall vest on the termination date, and the executive shall have the right for one year following termination to exercise all stock options outstanding on the termination date.
- Reimbursement for certain taxes incurred by the executive as a result of receiving the above amounts.

(3) Employment of the executive is terminated (1) by the executive for good reason, (2) by us without cause, or (3) because we gave notice of our intention not to renew the agreement when it expires, in each case either prior to a change of control or more than three years following a change of control (two years for Mr. Cox):

- The amounts and benefits described in paragraph 1 above.
- A lump sum equal to the executive's base salary in effect at the time of termination.

Compensation Committee Report on Executive Compensation

The following report of the compensation committee of the board on executive compensation shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission nor shall this information be incorporated by reference into any future filing made by us with the Securities and Exchange Commission, except to the extent that we specifically incorporate it by reference into any filing.

The functions of the compensation committee include overseeing the administration of our compensation programs, setting the compensation for our chief executive officer and president, reviewing and approving the compensation of executive officers, preparing any report on executive compensation required by the rules and regulations of the Securities and Exchange Commission, and addressing any further compensation matters requested by the board. The compensation committee currently consists of five members of the board, each of whom the board has determined is independent.

Our annual bonus plans generally include criteria for cash bonuses for key personnel who, by the nature and scope of their positions, significantly impact our overall results and success. We also have a stock incentive plan — the 1998 Stock Incentive Plan. The purpose of the plan is to attract, retain and motivate officers and other key employees and consultants and to provide these persons with incentives and rewards for superior performance linked to our profitability and increases in stockholder value.

The committee considers the following major elements in establishing compensation for our executive officers:

(1) The level of compensation paid to executive officers in similar positions by other companies. To determine whether pay is competitive, the committee, from time to time, compares our total compensation and benefits packages with those of other companies in the same or similar industries or with other similar attributes such as size or capitalization. Some, but not all, of these companies are included in the S&P Industrials Index and the S&P 500 Energy Composite Index that are used for comparative purposes in the total return graph which follows this report. Many of the companies used in these indexes are engaged in different businesses than us and almost all are larger. The committee recognizes that our asset and business mix is rather unique given our relatively small size, making direct comparisons of compensation difficult. The committee also recognizes, however, that total compensation for similar positions must be competitive to attract and retain competent executives.

(2) The individual performance of each executive officer. Individual performance includes any specific accomplishments of the executive officer, demonstration of job knowledge and skills, teamwork and demonstration of our core values.

(3) The responsibility and authority of each position relative to other positions within our organization.

(4) Corporate performance. Corporate performance is evaluated both subjectively and objectively. Subjectively, the committee discusses and makes its own determination of how we performed relative to the opportunities and difficulties we encountered during the year and relative to the performance of our competitors and business conditions. Objectively, corporate performance is measured by earnings, cash flow, and other financial results compared to budgeted results.

(5) Incentives for executive officers to make decisions and take actions that will increase the market value of our stock over the long-term and that encourage our officers to remain with us as long-term employees.

In the case of base salary and awards granted under the stock plan to executive officers, the application and weight given each of these factors is not done mechanically or quantitatively, but rather the committee uses its discretion, best judgment and the experience of its members to examine the totality of all of the relevant factors. In exercising this discretion, the committee believes that it generally tends to give greater weight to factors (1), (2), and (3) above in fixing base salary and any merit/cost of living increase and to factor (5) in making awards under the stock plan. In applying factor (1), the committee believes that total compensation is similar to amounts paid to equally competent employees in similar positions at other companies after giving effect to the belief that we have historically granted fewer stock based awards than appears to be the historical practice at other companies.

In applying the foregoing compensation policies to the salaries of the chief executive officer ("CEO") and the president during 2005, the committee authorized an increase in the CEO's salary of $50,000, resulting in his base salary being increased from $550,000 per year to $600,000 per year, and an increase in the president's salary of $25,000, resulting in his base salary being increased from $375,000 per year to $400,000 per year, both effective May 7, 2005. The committee authorized these increases after considering the foregoing compensation policies, information on executive compensation paid by other companies, and various other information relating to compensation.

For our executive officers, as well as for certain other key management employees, we adopted the 2005 Management Discretionary Bonus Plan. As to our CEO and president, the plan is administered by the compensation committee. As to all other eligible employees, the plan is administered by an administrative committee consisting of our CEO, president, and vice president of human resources.

The plan provided for the accrual during 2005 of a pool of money from which bonuses could be paid. To consider the payment of any bonuses, we had to meet a pre-tax earnings threshold for 2005. As our performance exceeded this level during the year, the accrual was increased.

Cash bonuses awarded to plan participants under the plan were based on an evaluation of individual performance and accomplishments and the participant's contributions to and support of our achievement of our 2005 goals for: (1) pre-tax earnings, cash flow, and capital expenditure targets; (2) raw materials supply and low sulfur motor fuel compliance; (3) strategic growth; and (4) maintenance of our Sarbanes-Oxley 404 compliance status.

The actual bonus recommended, if any, was within the complete and sole discretion of the participant's supervisor, and was subject to the final approval of the administrative committee. In recommending a bonus award, supervisors could utilize measurable performance goals and achievements, commitment to our core values, and other incentive or performance measurement criteria as applicable to the individual's area of responsibility. To receive a bonus, the participant had to be employed by us at the time the funds were awarded, which was January 13, 2006.

In reviewing the administrative committee's proposed bonuses for our executive officers, and determining the bonuses to be paid to our CEO and president, the compensation committee reviewed and discussed information on executive compensation paid by other companies as well as various other materials and matters regarding the payment of bonuses to the Corporation's executive officers. These included: (1) the elements and criteria considered by the compensation committee in setting executive compensation discussed above; (2) the application of the provisions of the plan regarding the award of bonuses, including how our results of operations for 2005 compared to our goals and objectives; (3) the performance and contribution of the executive officers; (4) Section 162(m) of the Internal Revenue Code; and (5) the terms of the employment agreements with the CEO and the president.

In connection with the compensation committee's discussion of the 2005 performance and contribution of both our CEO and president, the compensation committee took note of the leadership role that they had played in the achievement of our goals and objectives, including: (1) year-end financial performance that exceeded the plan's pre-tax earnings and cash flow goals; (2) the substantial potential impact on our Four Corners operations resulting from the August 2005 acquisition of an idle crude oil pipeline system that originates near Jal, New Mexico and is connected to a company-owned pipeline network that directly supplies crude oil to the Ciniza and Bloomfield refineries; (3) the successful issuance of one million shares of our stock in March 2005 and the associated redemption of approximately $18,828,000 of our outstanding 11% senior subordinated notes; (4) the amendment and restatement of our revolving credit facility in June 2005; (5) the successful issuance of an additional one million shares of our common stock in September 2005; (6) the acquisition of Dial Oil Co. in July 2005; (7) significant developments in the employment area during 2005 resulting in improved employee quality and knowledge base, such as developments in the information systems and internal auditing areas; (8) changes made to our compensation structure in 2005 that should assist us in attracting and retaining employees; and (9) certain other matters related to our strategic goals.

In addition to cash bonuses, during 2005, certain of our officers and key employees, including the CEO and the president, were awarded restricted stock. In awarding the restricted stock, the compensation committee considered, among other things: (1) the contributions of each of the recipients to our success during 2005, and (2) the motivation that the awards may create for the recipients to make decisions that will increase the market value of our stock over the long term and encourage these individuals to remain with us as long-term employees.

During 2005, we also adopted a Deferred Compensation Plan (the "Plan"). Participation in the Plan is limited to certain highly compensated members of our management team, including the named executive officers, and the members of our board of directors. Under the Plan, the participants may defer a portion of their annual salary and/or bonus to future years. They effectively may invest the deferred compensation in a variety of investment fund choices. At our discretion, we also will match a portion of the amounts deferred on a basis similar to matches in our 401(k) plan, but without regard to the annual caps in the 401(k) plan. The amounts matched in 2005 for the named executive officers are identified in the summary compensation plan.

Section 162 of the Internal Revenue Code includes a provision limiting tax deductions for certain executive compensation in excess of $1,000,000 for each executive. The committee has analyzed the impact of this tax law on our compensation policies, and has decided for the present to not modify our compensation policies based on this tax law. The committee will periodically reconsider its decision as circumstances dictate.

Compensation Committee:

Larry L. DeRoin (Chairman)
George M. Rapport
Brooks J. Klimley
Anthony J. Bernitsky
Donald M. Wilkinson

Comparison of Cumulative Total Return Among the Company, S&P Industrials Index, and S&P 500 Energy Composite Index(1)



$800
$700
$600
$500
$400
$300
$200
$100
$0
Giant Industries, Inc.
S&P Industrials
S&P 500 Energy
Dec 00
Dec 01
Dec 02
Dec 03
Dec 04
Dec 05

Company Index	Base Period Dec 00	Dec 01	Dec 02	Dec 03	Dec 04	Dec 05
Giant Industries, Inc.	$100.00	$126.22	$40.34	$163.83	$362.53	$710.56
S&P Industrials	$100.00	$ 88.33	$67.39	$ 86.49	$ 95.20	$ 98.98
S&P 500 Energy	$100.00	$ 89.60	$79.63	$100.04	$131.60	$172.87

(1) Assumes $100 invested on December 31, 2000, and dividends reinvested. Historical performance does not necessarily predict future results.

Compensation Committee Interlocks and Insider Participation

During 2005, our compensation committee was comprised of Larry L. DeRoin (Chairman), Anthony J. Bernitsky, Brooks J. Klimley, George M. Rapport, and Donald M. Wilkinson. Mr. Wilkinson was added to the committee on August 24, 2005. No member of our compensation committee is or ever was an officer or employee of ours. In addition, during 2005, there were no compensation committee interlock relationships required to be disclosed under the federal securities laws.

Security Ownership of Management

The following table sets forth information concerning the beneficial ownership of our common stock as of February 28, 2006 (unless otherwise noted) by (1) each director and nominee for director, (2) each named executive officer, and (3) all executive officers and directors as a group. Except as otherwise indicated, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under applicable law. Our only outstanding class of equity securities is our common stock.

Name	Common Stock(1)	Options Exercisable Within 60 Days of February 28	401(k)(2)	Total Beneficially Owned	Percent of Class
Fred L. Holliger	38,427	56,000	11,468	105,895	*
Morgan Gust	8,500(3)	37,000	140	45,640	*
Mark B. Cox	1,800	4,500	2,770	9,070	*
C. Leroy Crow	1,800	0	2,669	4,469	*
Jack W. Keller	1,800	0	140	1,940	*
Anthony J. Bernitsky	26,175(4)	0(5)	0(5)	26,175	*
Donald M. Wilkinson	2,000	0(5)	0(5)	2,000	*
George Rapport	1,000	0(5)	0(5)	1,000	*
Larry DeRoin	1,000	0(5)	0(5)	1,000	*
Brooks Klimley	0	0(5)	0(5)	0	*
Executive Officers and Directors as a Group (15 Persons)	91,012	97,500	27,477	215,989	1.47%

* Less than 1%

(1) Includes holdings of restricted stock, if any.

(2) The amount listed is the approximate number of our shares allocated to the Giant Stock Fund portion of the individual's account in the Giant Industries, Inc. and Affiliated Companies 401(k) Plan (the "401(k)") as of December 31, 2005. The Giant Stock Fund is composed primarily of our common stock and a small amount (approximately 5%) of short-term money market funds. Ownership in the Giant Stock Fund is measured in units rather than shares of common stock. Each 401(k) participant has the right to direct the 401(k) trustee to vote the participant's proportionate share of the common stock underlying the units in the Giant Stock Fund. We determine a participant's proportionate share by multiplying the total number of underlying shares held in the Giant Stock Fund by a fraction, the numerator of which is the number of underlying shares allocated to the participant and the denominator of which is the number of underlying shares allocated to all participants' accounts as of the record date. The 401(k) trustee and the participants have shared dispositive power with respect to the underlying shares allocated to a participant's account.

(3) 5,500 shares are held in a trust in which Mr. Gust and his spouse are settlors, co-trustees and beneficiaries.

(4) Shares are held in a living trust in which Mr. Bernitsky and his spouse are settlors, co-trustees and beneficiaries.

(5) To date, non-employee directors have not participated in our stock incentive plans or the 401(k).

Shares Owned By Certain Shareholders

The following table sets forth information concerning the beneficial ownership of our common stock as of February 28, 2006 (unless otherwise noted) by each stockholder who is known by us to own beneficially in excess of 5% of our outstanding common stock. Except as set forth below, no other person or entity is known by us to beneficially own more than 5% of our outstanding common stock.

Name and Address of Beneficial Owners	Amount and Nature of Beneficial Ownership	Percent of Class
Barclays entities	1,515,024(1)	10.4%
Batterymarch Financial Management, Inc. 200 Clarendon Street Boston, Massachusetts 02116	1,038,495(2)	7.1%
Dimensional Fund Advisors Inc. 1299 Ocean Avenue, 11th Floor Santa Monica, California 90401	890,890(3)	6.1%
Putnam, LLC dba Putnam Investments One Post Office Square Boston, Massachusetts 02109	856,105(4)	5.9%

(1) As reported on a Schedule 13G, dated February 10, 2006. In the Schedule 13G, the following entities reported ownership of our shares:

Barclays Global Investors, NA 45 Fremont Street San Francisco, California 94105	1,344,767
Barclays Global Fund Advisors 45 Fremont Street San Francisco, California 94105	170,257
Total	1,515,024

Each of the entities has sole voting and dispositive power with respect to the shares noted except that Barclays Global Investors, NA has sole voting power only as to 1,256,786 shares, and Barclays Global Fund Advisors has sole voting power only as to 169,709 shares.

(2) As reported on a Schedule 13G, dated February 14, 2006, filed by Batterymarch Financial Management, Inc. The Schedule 13G states that various accounts managed by the filer have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of our shares. No account owns more than 5% of the shares outstanding.

(3) As reported on a Schedule 13G, dated February 1, 2006, filed by Dimensional Fund Advisors Inc. ("Dimensional"). The Schedule 13G states that Dimensional, a registered investment advisor, furnishes investment advice to four registered investment companies, and serves as investment manager to other commingled group trusts and separate accounts (as used in this paragraph only, collectively, the "Funds"). The Schedule 13G further states that in its role as investment advisor or manager, Dimensional possesses voting and/or investment power over our stock owned by the Funds, and may be deemed to be beneficial owner of our stock held by the Funds. The Schedule 13G states that all of our stock reported in the Schedule 13G is owned by the Funds, and that Dimensional disclaims beneficial ownership of these securities.

(4) As reported on Schedule 13G, dated February 3, 2006, filed by Putnam, LLC dba Putnam Investments ("PI"). The Schedule 13G states that PI, which is a wholly-owned subsidiary of Marsh & McLennan Companies, Inc. ("MMC"), wholly owns two registered investment advisers: Putnam Investment Management, LLC., which is the investment adviser to the Putnam family of mutual funds, and The Putnam Advisory Company, LLC., which is the investment adviser to Putnam's institutional clients. Both

subsidiaries have dispository power over the shares as investment managers, but each of the mutual fund's trustees have voting power over the shares held by each fund, and The Putnam Advisory Company, LLC. has shared voting power over the shares held by the institutional clients. Pursuant to Rule 13d-4, MMC and PI declare that the filing of the Schedule 13G shall not be deemed an admission by either or both of them that they are, for the purposes of Section 13(d) or 13(g), the beneficial owner of any securities covered by the Schedule 13G, and further state that neither of them have any power to vote or dispose of, or direct the voting or disposition of, any of the securities covered by the Schedule 13G.

Section 16(a) Beneficial Ownership Reporting Compliance

The federal securities laws require our officers and directors, and persons who own more than 10 percent of our common stock, to file reports of ownership and changes in ownership with the Securities and Exchange Commission and the New York Stock Exchange. These individuals also are required to furnish us with copies of all reports they file. Based solely upon a review of the filings provided to us during 2005, or with respect to 2005, or written representations that no filings were required, we believe that each person who at any time during 2005 was a director, officer, or greater than 10 percent beneficial owner filed the required reports on a timely basis.

Audit Committee Report

The following report of the audit committee shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission nor shall this information be incorporated by reference into any future filings made by us with the Securities and Exchange Commission, except to the extent that we specifically incorporate it by reference into any filing.

In accordance with the written charter adopted by the board, the committee assists the board in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices. During 2005, our audit committee met nine times. Each member of the committee is independent under the standards maintained by the New York Stock Exchange and under applicable federal law.

In discharging its oversight responsibility as to the audit process, the audit committee: (1) obtained from the independent auditors a formal written statement describing all relationships between the auditors and us that might bear on the auditors' independence consistent with Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," (2) discussed with the auditors any relationships that may impact their objectivity and independence, and (3) satisfied itself as to the auditors' independence. The committee also discussed with management and the independent auditors the quality and adequacy of our internal controls.

The committee discussed and reviewed with the independent auditors all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees" and, with and without management present, discussed and reviewed the results of the independent auditors' audit of the financial statements.

The committee reviewed and discussed our audited financial statements as of and for the year ended December 31, 2005 with management and the independent auditors. Our management has the responsibility for preparing the financial statements and the independent auditors have the responsibility for auditing those statements.

Based on the review and discussions with management and the independent auditors described in the preceding three paragraphs, the committee recommended to the board that our audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2005, for filing with the Securities and Exchange Commission. The committee also decided to reappoint the independent auditors.

Audit Committee:

George M. Rapport (Chairman)
Anthony J. Bernitsky
Larry L. DeRoin
Brooks J. Klimley
Donald M. Wilkinson

Audit Fees

The following table sets forth fees for services Deloitte & Touche LLP provided to us during 2005 and 2004:

	2005	2004
Audit fees(1)	$1,432,975	$1,759,500
Audit-related fees(2)	42,450	118,525
Tax fees(3)	13,000	103,535
All other fees	-0-	-0-
Total	$1,488,425	$1,981,560

(1) Represents aggregate fees for services in connection with the audit of our annual financial statements and review of our quarterly financial statements, attestation procedures on internal controls over financial reporting, and services related to Securities and Exchange Commission matters and filings.

(2) Represents aggregate fees for services in connection with employee benefit plan audits. The amounts for 2004 also include fees for agreed-upon procedures and Sarbanes-Oxley Act Section 404 advisory services.

(3) Represents fees for services provided in connection with our tax returns and tax compliance and consulting. The amounts for 2004 also include fees for alternative fuel tax credit services.

The audit committee has determined that the provision of certain non-audit services by Deloitte & Touche LLP is compatible with maintaining their independence. Except as noted below, the audit committee approves in advance all audit and non-audit services provided by Deloitte & Touche LLP. The chairman, or in his absence, any other member of the audit committee also has delegated authority from the committee to pre-approve services provided by Deloitte & Touche LLP. In this case, the member pre-approving the services must report the pre-approval to the audit committee at its next meeting. In addition, as permitted by SEC rules, our chief financial officer, chief accounting officer, or controller may approve permitted non-audit services having a value of less than $5,000 in certain limited circumstances. During 2005, all services provided by Deloitte & Touche LLP were approved in accordance with this policy.

Ratification of Appointment of Auditors

We have selected Deloitte & Touche LLP, independent auditors, to audit our consolidated financial statements for 2006. Deloitte & Touche LLP has served as our independent auditors since we became a public company in 1989. We are asking our stockholders to ratify the appointment of Deloitte & Touche as independent auditors for 2006.

In the event stockholders fail to ratify the appointment, the audit committee may reconsider this appointment. Even if the appointment is ratified, the audit committee, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the audit committee determines that such a change would be in our stockholders' best interests.

The audit committee has approved all services provided by Deloitte & Touche LLP. A member of Deloitte & Touche LLP will be present at the meeting, will have the opportunity to make a statement, and will be available to respond to appropriate questions you may ask.

The board of directors recommends a vote FOR ratification of the appointment of Deloitte & Touche LLP as independent auditors.

Stockholders' Proposals

We welcome comments or suggestions from our stockholders. In the event that you desire to have a proposal formally considered at the 2007 annual meeting of stockholders, and evaluated by the board for inclusion in the proxy statement for that meeting, the proposal must be received in writing by our corporate secretary at the address on the first page of this proxy statement on or before November 1, 2006.

In the event you desire to present a proposal at our 2007 annual meeting without seeking to have the proposal included in our proxy statement, our proxies will not be allowed to use their discretionary voting authority in connection with the proposal if you provide a written statement to us telling us that you intend to deliver a proxy statement and form of proxy to holders of at least the percentage of our voting shares required under applicable law to carry the proposal. The statement must be provided to us within the time period specified in our bylaws for the receipt of stockholder notices. Our bylaws provide that notice of your proposal must be delivered to or mailed and received at our principal executive offices not less than 90 days nor more than 120 days prior to the annual meeting. In the event, however, that less than 100 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, to be timely, your notice must be received by us not later than the close of business on the 10th day following the day on which the notice of the date of the meeting was mailed or public disclosure was made, whichever first occurs. Your notice to us must set forth as to each matter you propose to bring before the meeting:

- A brief description of the business desired to be brought before the meeting.
- The reasons for conducting the business at the meeting.
- In the event that the business includes a proposal to amend either our certificate of incorporation or bylaws, the language of the proposed amendment.
- Your name and address as they appear on our books.
- The number of our shares you own.
- Any material interest you have in the business.

You also must include the statement in your filed proxy materials. Immediately after you solicit the percentage of stockholders required to carry the proposal, you must also provide us with a statement from a solicitor or other person with knowledge confirming that the necessary steps have been taken to deliver a proxy statement and form of proxy to holders of at least the percentage of our voting shares required under applicable law to carry the proposal. All statements should be sent in writing to our corporate secretary at the address set forth on the first page of this proxy statement.

Other Matters

We are not aware of any other matters to be presented at the annual meeting. If any other matter proper for action at the annual meeting should be properly presented, the proxy holders will vote the shares represented by the proxy on the matter in accordance with their best judgment. If any matter not proper for action at the annual meeting should be presented, the proxy holders will vote against consideration of the matter or action on the matter.

By Order of the Board of Directors



Secretary, Senior Vice President and General Counsel

Scottsdale, Arizona
March 1, 2006

Proxy Materials


Proxy Materials

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File Number: 1-10398

Giant Industries, Inc.

(Exact name of registrant as specified in its charter)

DELAWARE	**86-0642718**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
23733 North Scottsdale Road, **SCOTTSDALE, ARIZONA**	**85255**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code:
(480) 585-8888

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requires for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment of this Form 10-K. ☑

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2005, 13,424,847 shares of the registrant's Common Stock, $.01 par value, were outstanding and the aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $483,294,492 based on the New York Stock Exchange closing price on June 30, 2005.

As of February 1, 2006, 14,617,097 shares of the registrant's Common Stock, $.01 par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Parts of the Proxy Statement for the Registrant's 2006 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K Report.

PART I

Items 1. and 2. *Business and Properties.*

General

Giant Industries, Inc., through our subsidiary Giant Industries Arizona, Inc. and its subsidiaries, refines and sells petroleum products. We do this:

- on the East Coast — primarily in Virginia, Maryland, and North Carolina; and
- in the Southwest — primarily in New Mexico, Arizona, and Colorado, with a concentration in the Four Corners area where these states meet.

In addition, our wholesale group distributes commercial wholesale petroleum products primarily in Arizona and New Mexico.

We have three business units:

- our refining group;
- our retail group; and
- our wholesale group.

Refining Group

Our refining group operates our Ciniza and Bloomfield refineries in the Four Corners area of New Mexico and the Yorktown refinery in Virginia. It also operates a crude oil gathering pipeline system in New Mexico, two finished products distribution terminals, and a fleet of crude oil and finished product trucks. Our three refineries make various grades of gasoline, diesel fuel, and other products from crude oil, other feedstocks, and blending components. We also acquire finished products through exchange agreements and from various suppliers. We sell these products through our service stations, independent wholesalers and retailers, commercial accounts, and sales and exchanges with major oil companies. We purchase crude oil, other feedstocks, and blending components from various suppliers.

Retail Group

Our retail group operates service stations, which include convenience stores or kiosks. Our service stations sell various grades of gasoline, diesel fuel, general merchandise, including tobacco and alcoholic and nonalcoholic beverages, and food products to the general public. Our refining group and our wholesale group supply the gasoline and diesel fuel our retail group sells. We purchase general merchandise and food products from various suppliers. At December 31, 2005, our retail group operated 123 service stations with convenience stores or kiosks.

Wholesale Group

Our subsidiaries Phoenix Fuel Co., Inc. ("Phoenix Fuel") and Dial Oil Co. ("Dial Oil") make up our wholesale group. We acquired Dial Oil in July 2005. See Note 19 to our Consolidated Financial Statements included in Item 8 for further information about this acquisition. Our wholesale group primarily distributes commercial wholesale petroleum products. Our wholesale group includes several lubricant and bulk petroleum distribution plants, cardlock fueling locations, an unmanned fleet fueling operation, a bulk lubricant terminal facility, a fleet of finished product and lubricant delivery trucks, and 12 service stations acquired in the Dial Oil acquisition. We purchase petroleum fuels and lubricants from suppliers and our refining group.

Refining Group

Our Yorktown Refinery

Refining

Our Yorktown refinery is located on 570 acres of land known as Goodwin's Neck, which lies along the York River in York County, Virginia. It has a crude oil throughput capacity of 61,900 barrels per day. The Yorktown refinery is situated adjacent to its own deep-water port on the York River, close to the Norfolk military complex and the Hampton Roads shipyards.

Our Yorktown refinery has a Solomon complexity rating of 11.0. The Solomon complexity rating is a relative measure of a refinery's processing complexity based upon the number and complexity of process units utilized for refining crude oil into finished products. A refinery that has only crude oil distillation capability would have a Solomon complexity rating of 1.0. The most complex refineries have Solomon complexity ratings in excess of 16.0. Our Yorktown refinery can process a wide variety of crude oils, including certain lower quality crude oils, into high-value finished products, including both conventional and reformulated gasoline, as well as low- and high-sulfur diesel fuel and heating oil. We also produce liquefied petroleum gases ("LPG's), fuel oil, and anode grade petroleum coke.

Below is operating and other data for our Yorktown refinery:

	Year Ended December 31,			
	2005	2004	2003	2002(1)
Feedstock throughput(2):				
Crude oil	54,500	52,000	51,600	53,300
Residual feedstocks and intermediates	6,500	6,900	6,100	4,000
Total	61,000	58,900	57,700	57,300
Crude oil throughput (as a % of total)	89%	88%	89%	93%
Rated crude oil capacity utilized	88%	84%	83%	86%
Refinery margin ($ per barrel)	$ 8.72	$ 5.60	$ 4.07	$ 2.32
Products(2):				
Gasoline	29,000	29,600	30,200	30,400
Diesel fuel and No. 2 fuel oil	23,900	20,900	20,500	19,100
Other(3)	8,100	8,400	7,000	7,800
Total	61,000	58,900	57,700	57,300
High-value products (as a % of total):				
Gasoline	47%	50%	52%	53%
Diesel fuel and No. 2 fuel oil	39%	35%	35%	33%
Total	86%	85%	87%	86%

(1) Since our acquisition of the refinery on May 14, 2002.

(2) Average barrels per day.

(3) Other products include LPG's, fuel oil, and anode grade petroleum coke. The quantities of anode grade petroleum coke have been converted to the equivalent average barrels per day.

Yorktown Refinery Fire Incident

On November 25, 2005, a fire occurred at our Yorktown refinery. Damage was primarily done to the gas plant that supports the fluid catalytic converter ("FCC"), a unit that alters the molecular composition of materials sent into the unit in order to produce gasoline, diesel, fuel oil, heating oil, and other products. Some piping and instrumentation cables for other operating units in the refinery were also damaged by the fire. All of the units at the refinery were shut down to assess the scope of work needed to return the refinery to safe and efficient operations. The refinery is being brought back to operation in two stages. Certain units, including the crude unit, began operations in January 2006, and the refinery is currently operating at approximately 40,000 barrels per day. The gas plant and the FCC are currently targeted to return to operation in April 2006, at which time the refinery should return to its normal operating level of approximately 62,000 barrels per day. Although we anticipate that the Yorktown refinery will return to full operating levels in April, it is possible that construction delays and other unanticipated problems could occur that would prevent us from achieving this goal.

As a result of current market conditions, our refining margins are weaker now than they were at the same time last year. Additionally, we are selling feedstocks for the FCC rather than processing them into higher valued gasoline and diesel because we our not able to operate the FCC as a result of the fire.

We have property insurance coverage with a $1,000,000 deductible that should cover a significant portion of the costs of repairing the Yorktown refinery. We also have business interruption insurance coverage for the financial impact of the fire after the policies 45-day waiting period is exceeded. We do not yet know exactly when we will be receiving payments under these policies or ultimately how much we will receive. The amounts that we will receive from our business interruption coverage will necessarily reflect the margin environment during the time we are not operating at normal operating levels as a result of the fire, including the current weaker margin environment. We also may receive amounts under our business interruption coverage reflecting our sales of FCC feedstocks during the period of time the unit is not operational rather than the higher valued products that otherwise would have been produced and sold.

For a further discussion of this matter, see the discussion in our Risk Factors section in Item 1A regarding significant interruptions to our operations, and in Note 17 to our Consolidated Financial Statements included in Item 8.

Turnarounds

The operating units at our refineries require regular maintenance, as well as major repair and upgrade shutdowns (known as "turnarounds") during which they are not in operation. Turnaround cycles vary for different units.

For turnaround purposes, we divide the operating units at our Yorktown refinery into three major groups. Each of these groups has a major turnaround approximately every five years that lasts approximately three to four weeks. Certain groups are scheduled for a major turnaround in 2007 and 2008. In addition, some production units must be shut down approximately once a year, for approximately 10 to 14 days at a time, for maintenance that is necessary to improve the efficiency of the unit. During these shutdowns, equipment inspections are made and maintenance is performed. Unscheduled maintenance shutdowns also may occur at the refinery from time to time.

We originally had planned a 30-day FCC turnaround in April 2006. As a result of the November fire, we decided to perform the turnaround while the unit is not operating and eliminate the scheduled April turnaround. During the downtime, we are also going to complete a project on the FCC, with an anticipated cost of approximately $7,000,000, that should increase our yield of higher value finished products.

Raw Material Supply

Most of the feedstocks for our Yorktown refinery come from Canada, the North Sea and West Africa. The refinery can process a wide range of crude oils, including certain lower quality crude oils. The ability to process a wide range of crude oils allows our Yorktown refinery to vary crude oils in order to maximize refinery margins. Lower quality crude oils can generally be purchased at a lower cost, compared to higher quality crude oils, and this can result in improved refinery margins for us. At times, the Yorktown refinery also may purchase some process unit feedstocks to supplement the feedstocks going into various process units, and blendstocks, to optimize refinery operations and blending operations.

In the first quarter of 2004, we entered into a long-term crude oil supply agreement with Statoil Marketing and Trading (USA), Inc., pursuant to which Statoil agreed to supply us and we agreed to purchase acidic crude oil. We believe this arrangement will satisfy a significant portion of our Yorktown refinery's crude oil needs. We began taking supplies of this crude oil at our Yorktown refinery in February 2004. Following various upgrades at the refinery, which took place in the third quarter of 2004, the volumes processed have increased. The term of this agreement expires when we have received the total volumes of crude oil committed to be provided by Statoil, which we believe will be in approximately 2009.

Marketing and Distribution

The Yorktown Markets. The markets for our Yorktown refinery are grouped into tiers, which represent varying refining margin potential. Tier 1 areas generally have the highest refining margin potential and include the Yorktown region. Tier 2 markets include Salisbury, Maryland and Norfolk, Virginia. North and South Carolina are considered Tier 3 markets, and the New York Harbor area is designated Tier 4. We focus on selling products within Tiers 1, 2 and 3, unless favorable refining margin opportunities arise in the New York Harbor.

Most of our product is shipped out of the refinery by barge, with the remaining amount being shipped out by truck or rail. The CSX rail system, which serves the refinery, transports shipments of mixed butane and anode coke from the refinery to our customers.

Dock System and Storage. Our refinery's dock system is capable of handling 150,000-ton deadweight tankers and barges up to 200,000 barrels. We handle all crude oil receipts and the bulk of our finished product deliveries at the dock. The refinery includes approximately 1,900,000 barrels of crude oil tankage, including approximately 500,000 barrels of storage capacity in a tank leased from the adjacent landowner. We also own approximately 600,000 barrels of gasoline tank storage, 800,000 barrels of gasoline blend stock tank storage, and 300,000 barrels of distillate tank storage.

Refined Product Sales.

Our refined products, including products we acquire from other sources, are sold through independent wholesalers and retailers, commercial accounts, and sales and exchanges with large oil companies. Refined products produced at the refinery were distributed as follows:

	2005	2004
Direct sales to wholesalers, retailers and commercial customers	69%	71%
Sales and exchanges with large oil companies	31%	29%

Transportation

Our Yorktown refinery's strategic location on the York River and its own deep-water port access allow it to receive supply shipments from various regions of the world. Crude oil tankers deliver all of the crude oil supplied to our Yorktown refinery and most of the finished products sold by the refinery are shipped out by barge. This flexibility gives us the opportunity to purchase economically attractive crude oil and to sell finished products in economically attractive markets.

Our Ciniza and Bloomfield Refineries

Refining

Our refining group operates the only active refineries in the Four Corners area. Our Ciniza refinery has a crude oil throughput capacity of 20,800 barrels per day and a total capacity including natural gas liquids of 26,000 barrels per day. It is located on approximately 850 acres near Gallup, New Mexico. Our Bloomfield refinery has a crude oil throughput capacity of 16,000 barrels per day and a total throughput capacity including natural gas liquids of 16,600 barrels per day. It is located on 285 acres near Farmington, New Mexico. We operate the two refineries in an integrated fashion. We achieve efficiency gains and cost reductions by consolidating various administrative and operating functions.

The Four Corners area is the primary market for the refined products and is also the primary source of crude oil and natural gas liquids supplies for both refineries.

We believe the technical capabilities of these two refineries, together with the high quality of locally available feedstocks, enable us to produce a high percentage of high value products. We believe our Ciniza refinery has a Solomon complexity rating of 7.9 and that our Bloomfield refinery has a Solomon complexity rating of 6.7. Each barrel of raw materials processed by our Four Corners refineries has resulted in 90% or more of high-value finished products, including gasoline and diesel fuel during the past five years.

Below is operating and other data for our Four Corners refineries:

	Year Ended December 31,				
	2005	2004	2003	2002	2001
Feedstock throughput: (1)					
Crude oil	23,200	22,900	24,500	26,600	27,000
Natural gas liquids and oxygenates	6,200	5,400	6,100	5,900	6,200
Total	29,400	28,300	30,600	32,500	33,200
Crude oil throughput (as a % of total)	79%	81%	80%	82%	82%
Rated crude oil capacity utilized	62%	61%	67%	72%	73%
Refinery margin ($ per barrel)	$ 14.03	$ 8.96	$ 8.81	$ 6.84	$ 9.69
Products: (1)					
Gasoline	20,100	18,600	20,900	21,400	21,400
Diesel fuel	6,500	6,600	6,900	8,100	8,600
Other	2,800	3,100	2,800	3,000	3,200
Total	29,400	28,300	30,600	32,500	33,200
High Value Products (as a % of total):					
Gasoline	71%	67%	68%	66%	65%
Diesel fuel	22%	23%	23%	25%	26%
Total	93%	90%	91%	91%	91%

(1) Average barrels per day.

Turnarounds

In general, a major turnaround is scheduled for each of our Four Corners refineries approximately every five years. A typical major turnaround takes approximately 30 days. Our Ciniza refinery completed a major turnaround in the second quarter of 2004 and is scheduled for a minor turnaround in the third quarter of 2006. Our Bloomfield refinery had a major turnaround in the fourth quarter of 2001 and is scheduled for its next major turnaround in the first quarter of 2006. In addition, one of the production units at each refinery must be shut down approximately one or two times a year, for approximately 10 days at a time, for maintenance that is necessary to improve the efficiency of the unit. During these short shutdowns, equipment inspections are made and maintenance is performed. Unscheduled maintenance shutdowns also may occur at the refineries from time to time.

Raw Material Supply

The primary feedstock for our Four Corners refineries is Four Corners Sweet, a locally produced, high quality crude oil. We supplement the crude oil used at our refineries with other feedstocks. These other feedstocks currently include locally produced natural gas liquids and condensate as well as other feedstocks produced outside of the Four Corners area. The most significant of these other feedstocks are natural gas liquids, consisting of natural gasoline, normal butane, and isobutane.

Our Ciniza refinery is capable of processing approximately 6,000 barrels per day of natural gas liquids. An adequate supply of natural gas liquids is available for delivery to our Ciniza refinery primarily through a pipeline we own that connects the refinery to a natural gas liquids processing plant. We currently acquire the majority of our natural gas liquids feedstocks by a long-term agreement.

We purchase crude oil from a number of sources, including major oil companies and independent producers, under arrangements that contain market-responsive pricing provisions. Many of these arrangements are subject to cancellation by either party or have terms of one year or less. In addition, these arrangements are subject to periodic renegotiation, which could result in our paying higher or lower relative prices for crude oil.

Our Ciniza and Bloomfield refineries continue to be affected by reduced crude oil production in the Four Corners area. For a further discussion of this matter, including our plans to transport crude oil through a pipeline acquired in 2005, see the discussion in our Risk Factors section in Item 1A regarding feedstocks at our Ciniza and Bloomfield refineries.

Marketing and Distribution

The Four Corners Market. We group the markets for our Four Corners refineries into two tiers, which represent varying refining margin potential. Tier 1 has the highest refining margin potential and is the Four Corners area. Tier 2 includes both the Albuquerque, New Mexico and Flagstaff, Arizona areas, the largest markets in New Mexico and Northern Arizona, respectively. The Tier 2 markets are primarily supplied from our Ciniza refinery.

Terminal Operations. We own a finished products terminal near Flagstaff, Arizona, with a daily capacity of 6,000 barrels per day. This terminal has approximately 65,000 barrels of finished product tankage and a truck loading rack with three loading spots. Product deliveries to this terminal are made by truck from our Four Corners refineries.

We also own a finished products terminal in Albuquerque, New Mexico, with a daily capacity of 10,000 barrels per day. This terminal has approximately 170,000 barrels of finished product tankage and a truck loading rack with two loading spots. Product deliveries to this terminal are made by truck or by pipeline, including deliveries from our Ciniza refinery.

Refined Product Sales.

Our refined products, including products our refining group acquires from other sources, are sold through independent wholesalers and retailers, commercial accounts, our own retail units, and sales and exchanges with large oil companies. Refined products produced at the refineries were distributed as follows:

	2005	2004
Direct sales to wholesalers, retailers and commercial customers	57%	60%
Direct sales to our own retail units	23%	19%
Sales and exchanges with large oil companies	17%	18%
Other	3%	3%

Transportation

Crude oil supply for our Four Corners refineries comes primarily from the Four Corners area and is either connected by pipelines, including pipelines we own, or delivered by our trucks to pipeline injection points or refinery tankage. Our pipeline system reaches into the San Juan Basin, located in the Four Corners area, and connects with local common carrier pipelines. We currently own approximately 250 miles of pipeline for gathering and delivering crude oil to the refineries. Our Ciniza refinery receives natural gas liquids primarily through a 13-mile pipeline we own that is connected to a natural gas liquids processing plant.

On August 1, 2005, we acquired an idle crude oil pipeline running from Jal, New Mexico to Bisti, New Mexico and related assets from Texas-New Mexico Pipe Line Company. This pipeline is connected to our existing pipeline network that directly supplies crude oil to the Bloomfield and Ciniza refineries. We have begun testing the pipeline and taking other actions related to placing it in service. Unless currently unanticipated obstacles are encountered, we anticipate that the pipeline will become operational before the end of 2006.

The majority of our Four Corners gasoline and diesel fuel production is distributed in New Mexico and Arizona. Our refining group operates a fleet of finished product trucks that we use to deliver finished products as needed by our customers.

Retail Group

At December 31, 2005, our retail group operated 123 service stations. These service stations are located in New Mexico, Arizona, and Colorado. This represents a decrease of one unit since December 31, 2004.

On December 31, 2005, our retail group had 47 units branded Conoco pursuant to a strategic branding/licensing agreement. In addition, 35 units were branded Giant, 37 units were branded Mustang, two units were branded Thriftway, and two were unbranded.

Many of our service stations are modern, high-volume self-service stations. Our service stations are augmented with convenience stores at most locations, which provide items such as general merchandise, tobacco products, alcoholic and nonalcoholic beverages, fast food, and automotive products. In addition, most locations offer services such as automated teller machines and free air and water. These stores offer a mix of our own branded food service/delicatessen items and some of the stores offer nationally franchised products. Service stations with kiosks offer limited merchandise, primarily tobacco products, but also candy and other snacks, and some automotive products.

Until June 19, 2003, when it was sold, we also owned and operated a travel center adjacent to our Ciniza refinery near Gallup, New Mexico. The travel center provided a direct market for a portion of the Ciniza refinery's production. In connection with the sale, the refinery group entered into a long-term product supply agreement with the purchaser.

Below is data with respect to our retail operations:

	Year Ended December 31,				
	2005	2004	2003	2002	2001
Retail Group					
Service Stations (Continuing operations)					
Fuel gallons sold (in thousands)	162,637	156,917	148,605	148,469	156,167
Fuel margin ($/gallon)	$ 0.19	$ 0.18	$ 0.20	$ 0.15	$ 0.17
Merchandise sold ($ in thousands)	$140,422	$134,013	$127,009	$123,630	$123,515
Merchandise margin	27%	24%	29%	27%	28%
Number of outlets at year end	123	123	123	123	123
Travel Center(1)					
Fuel gallons sold (in thousands)	—	—	10,227	24,906	24,964
Fuel margin ($/gallon)	—	—	$ 0.07	$ 0.09	$ 0.10
Merchandise sold ($ in thousands)	—	—	$ 2,703	$ 6,103	$ 6,128
Merchandise margin	—	—	42%	44%	44%
Number of outlets at year end	—	—	—	1	1

(1) 2003 figures are from January 1 to June 19 when the Travel Center was sold.

Wholesale Group

Our wholesale group primarily distributes commercial wholesale petroleum products that include diesel fuel, gasoline, jet fuel, kerosene, motor oil, hydraulic oil, gear oil, cutting oil, grease and various chemicals and solvents. Our wholesale group owns several lubricant and bulk petroleum distribution plants, cardlock fueling locations, an unmanned fleet fueling operation, a bulk lubricant terminal facility, a fleet of finished product and lubricant delivery trucks, and 12 service stations acquired in the Dial Oil acquisition. These operations are located primarily throughout Arizona and New Mexico, and we sell products in Arizona, Colorado, Nevada, New Mexico, Wyoming and Texas. In addition, we offer our customers a variety of related services, including fuel management systems, tank level monitoring, and automated dispatch. We sell under the trade names Phoenix Fuel, Firebird Fuel, Tucson Fuel, Mesa Fuel, PFC Lubricants, and Dial Oil. Our principal customers are in the mining, construction, utility, manufacturing, transportation, aviation, and agriculture industries. We purchase petroleum products for resale from other refiners and marketers as well as from our refining group.

Below is data with respect to the operations of our wholesale group:

	Year Ended December 31,				
	2005	2004	2003	2002	2001
Phoenix Fuel					
Fuel gallons sold (in thousands) (1)	479,083	473,009	429,198	376,711	394,158
Fuel margin ($/gallon) (2)	$ 0.07	$ 0.05	$ 0.05	$ 0.05	$ 0.05
Lubricant sales ($ in thousands)	$ 33,981	$ 30,597	$ 24,475	$ 21,544	$ 22,347
Lubricant margin	16%	13%	15%	17%	17%
Dial Oil (3)					
Fuel gallons sold (in thousands)	53,453	—	—	—	—
Fuel margins ($/gallon)	$ 0.15	—	—	—	—
Lubricant sales ($ in thousands)	$ 12,327	—	—	—	—
Lubricant margins	15%	—	—	—	—
Merchandise sales ($ in thousands)	$ 4,542	—	—	—	—
Merchandise margins (4)	28%	—	—	—	—
Operating retail outlets at period end	12	—	—	—	—

(1) Includes fuel gallons supplied to our retail group at no margin.

(2) Calculated as fuel revenues, including delivery charges billed to the customer, less cost of fuel products sold, divided by fuel gallons sold.

(3) Acquired on July 12, 2005.

(4) Includes only retail store merchandise sales.

Employees

On February 14, 2006, we had approximately 2,632 employees.

The United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union, formerly the Paper, Allied — Industrial, Chemical and Energy Workers International Union, Local 2-10, represents the hourly workforce at our Yorktown refinery. Our agreement with the union is scheduled to expire in 2009. At February 14, 2006, there were 134 employees represented by this union.

Other Matters

Competitive Conditions

We operate in a highly competitive industry. Many of our competitors are large, integrated oil companies which, because of their more diverse operations, stronger capitalization and better brand name recognition, are better able to withstand volatile industry conditions than we are, including shortages or excesses of crude oil or refined products, or intense price competition. The refineries operated by our competitors are typically larger and more efficient than our refineries. As a result, these refineries may have lower per barrel processing costs. Furthermore, mergers between large integrated oil companies, upgrades to competitors' refineries, and pipeline projects have resulted and, in the future, may result in increased competition for our refineries.

The principal competitive factors affecting our refining operations are:

- the quality, quantity and delivered costs of crude oil, natural gas liquids, and other refinery feedstocks and blendstocks;
- refinery throughput and processing efficiencies;
- refined product mix;
- refined product selling prices;
- refinery processing costs per barrel;
- the cost of delivering refined products to markets; and
- the ability of competitors to deliver refined products into our market areas by pipeline or other means.

The principal competitive factors affecting our retail marketing business are:

- the level of customer service provided;
- the location of our service stations;
- product selling prices;
- product availability and cost, including prices being offered for refined products by major oil companies to our competitors in certain markets;
- the appearance and cleanliness of our service stations;
- brand acceptance; and
- the development of gasoline retail operations by non-traditional marketers, such as supermarkets and club membership warehouses.

The principal competitive factors affecting our wholesale operations are:

- product availability and cost, including prices being offered for refined products by major oil companies to our competitors in certain markets;
- the level of customer service provided;
- product selling prices; and
- business integration of new technology.

Competitors in the Yorktown Refinery's Market

We compete with major and larger integrated oil companies as well as independent refiners. Among others, we compete with refineries in the Gulf Coast via the Colonial Pipeline, which runs from the Gulf Coast area to New Jersey. We also compete with offshore refiners that deliver product by water transport.

Competitors in the Four Corners Refineries' Market

We compete with major and larger integrated oil companies and with independent refiners that have refineries located outside the Four Corners area. Refined products can be shipped to Albuquerque, New Mexico through pipelines originating in El Paso, Texas; Amarillo, Texas; and southeastern New Mexico. Furthermore, the pipeline originating in southeastern New Mexico also can deliver refined products to the Four Corners area.

For a further discussion of competitive risks, see the discussions in Risk Factors in Item 1A regarding pipeline projects and refinery improvements.

Regulatory and Environmental Matters

Our operations are subject to a variety of federal, state and local environmental laws. These laws apply to, among other things:

- the discharge of pollutants into the soil, air and water;
- product specifications;
- the generation, treatment, storage, transportation, and disposal of solid and hazardous wastes; and
- employee health and safety.

We believe that all of our business units are operating in substantial compliance with current environmental, health and safety laws. Despite our efforts, actual or potential claims and lawsuits involving alleged violations of law have been asserted against us from time to time and, despite our efforts to comply with applicable laws, may be asserted in the future.

Environmental Compliance

We spend amounts each year to comply with environmental laws, including laws regulating the discharge of materials into the environment. We have set out below those environmental compliance matters that we believe are the most significant to our operations, either because of the potential size of associated capital or operating expenditures or the potential impact on our competitive position. Our earnings are affected to the extent that we must make expenditures for environmental compliance purposes.

In budgeting for capital expenditures, we do not specifically differentiate between environmental projects and non-environmental projects, as environmental projects may be integrally related to our operations or to operationally required projects. Nevertheless, capital projects with a significant environmental component that we will either undertake this year or are planning to take in the future are referenced below. Certain projects are more fully identified and described in our discussion of Capital Expenditures in our Management's Discussion and Analysis of Financial Condition and Results of Operations section in Item 7, and in Note 17 to our Consolidated Financial Statements in Item 8.

We anticipate that, like us, our competitors also are spending amounts for environmental compliance purposes. The financial impact of certain regulatory programs, however, may not be as significant for certain of our competitors as a result of economies of scale, differences in compliance strategies, differences in laws applicable to market areas in which they or we compete, and other factors. Additionally, our competitive position may be affected by the potential impact of company-specific litigation and enforcement actions.

Motor Fuel Programs. Various federal and state programs relating to the composition of motor fuels apply to our operations. Significant programs affecting the composition of our motor fuels are described below. It is possible that additional laws affecting motor fuel specifications may be adopted that would impact geographic areas in which we sell our products.

- *Low Sulfur Fuels.* Rules issued by the federal Environmental Protection Agency ("EPA") require refiners to reduce the sulfur content in gasoline and diesel fuels. Some refiners began producing gasoline that satisfies low sulfur gasoline standards in 2004, with most refiners required to be in full compliance for all production in 2006. Most refiners also must begin producing highway diesel fuel that satisfies low sulfur diesel standards by June 2006. All refiners and importers must be in full compliance with the new gasoline and diesel standards by the end of 2010 without exception.

For a discussion of how these low sulfur fuels rules affect our operations, see the discussion in our Risk Factors section in Item 1A regarding compliance with various regulatory and environmental laws and regulations, and the discussion in our Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 captioned Capital Expenditures.

- *Reformulated Gasoline.* Federal law requires the sale of specially formulated gasoline in designated areas of the country, including some market areas serviced by the Yorktown refinery. The Yorktown refinery manufactures gasoline that satisfies the requirements of its markets. Motor fuels produced by our Four Corners refineries are not sold in any areas where the applicable law requires specially formulated gasoline. Arizona, however, has adopted a cleaner burning gasoline program that is applicable to gasolines sold or used in Maricopa County, Arizona, which includes the Phoenix metropolitan area. We do not presently manufacture gasolines that satisfy the Maricopa County, Arizona specifications, but we do produce gasolines that meet the specifications applicable to other areas of Arizona. We are able to purchase or exchange for cleaner burning gasolines to supply our needs in the Maricopa County area.

- *MTBE.* Methyl tertiary butyl ether ("MTBE") is a gasoline blending component used by many refiners in producing specially formulated gasoline. Some refiners have said they plan to discontinue the use of MTBE as a blending component in 2006, and we also anticipate discontinuing the use of MTBE at our refineries in 2006. We do not expect that discontinuing the use of MTBE will have a material impact on our results of operations.

- *Oxygenates.* The use of gasoline containing oxygenates has been government-mandated in some areas in which we sell motor vehicle fuel. Oxygenates are oxygen-containing compounds that can be used as a supplement to reduce carbon monoxide emissions. Beginning in May 2006, federal law no longer requires a minimum oxygen content in reformulated fuels. Some states and localities may continue to require that gasoline contain oxygenates. We anticipate that we will be able to purchase sufficient quantities of oxygenates at acceptable prices for the foreseeable future.

MTBE Litigation. Lawsuits have been filed in numerous states alleging that MTBE has contaminated, or threatens to contaminate, water supplies. We are a defendant, along with numerous other refiners and suppliers of gasoline containing MTBE, in approximately 30 MTBE lawsuits pending in Virginia, Connecticut, Massachusetts, New Hampshire, New York, New Jersey, and Pennsylvania. For a further discussion of this matter, see the discussion in our Risk Factors section in Item 1A regarding discharges or other releases, and Note 17 to our Consolidated Financial Statements in Item 8.

Alleged Regulatory Violations. Governmental authorities issue notices of violations, compliance orders, and similar notices that allege, among other things, violations of environmental requirements. They also may attempt to assess fines or require corrective action for the alleged violations. We enter into various settlements, consent decrees and other agreements with government authorities to resolve allegations of non-compliance with environmental laws and obligations. We currently are engaged in negotiations with the Environmental Protection Agency concerning a compliance order that alleges violations of hazardous waste regulations at our Bloomfield refinery. We also are engaged in negotiations with the New Mexico Environment Department concerning a compliance order that alleges violations of groundwater regulations at our Bloomfield refinery. For a discussion of these matters as well as actions we are taking in connection with the resolution of other alleged regulatory violations, including obligations we have assumed under agreements entered into by others, see Note 17 to our Consolidated Financial Statements in Item 8, captioned "Commitments and Contingencies."

We have received other allegations of environmental and other regulatory violations from governmental authorities from time to time. We have responded or intend to respond in a timely manner to all such matters.

Despite our ongoing efforts to comply with environmental laws and regulations, we may receive allegations of violations from governmental authorities in the future.

Discharges, Releases and Cleanup Activities. By their very nature, our operations are inherently subject to accidental spills, discharges or other releases of petroleum or hazardous substances. These events may give rise to liability for us. Accidental discharges of contaminants have occurred from time to time during the normal course of our operations. We have undertaken, intend to undertake, or have completed all investigative or remedial work thus far required by governmental agencies to address potential contamination by us. For a discussion of significant cleanup activities in which we are involved, see Note 17 to our Consolidated Financial Statements in Item 8, captioned "Commitments and Contingencies."

We are incurring, and anticipate that we will continue to incur from time to time, remedial costs in connection with current and former gasoline service stations operated by us. Our experience has been that these costs generally do not exceed $100,000 per incident, and some of these costs may be reimbursed from state environmental funds.

Although we have invested substantial resources to prevent and minimize future accidental discharges and to remedy contamination resulting from prior discharges, any of the following may occur in the future:

- new accidental discharges;
- we may fail to adequately remedy past discharges;
- governmental agencies may impose fines for past or future contamination;
- we may not receive anticipated levels of reimbursement from third parties, including state environmental agencies; or
- third parties may assert claims against us for damages allegedly arising out of past or future contamination.

Health and Safety

Our operations also are subject to a variety of federal, state, and local laws relating to occupational health and safety. We have ongoing safety and training programs to assist us in complying with health and safety requirements. Our goal is to achieve compliance and to protect our employees and the public. Despite our efforts to comply with health and safety requirements, there can be no assurance that governmental authorities will not allege in the future that violations of law have occurred.

Changes in Environmental, Health and Safety Laws

We cannot predict what new environmental, health and safety laws will be enacted or become effective in the future. We also cannot predict how existing or future laws will be administered or interpreted with respect to products or activities to which they have not been previously applied. In addition, environmental, health and safety laws are becoming increasingly stringent. Compliance with more stringent laws, as well as more vigorous enforcement by regulatory agencies, could have an adverse effect on our financial position and the results of our operations and could require substantial expenditures by us for, among other things:

- the installation and operation of refinery equipment, pollution control systems, and equipment we currently do not possess;
- the acquisition or modification of permits applicable to our activities; and
- the initiation or modification of cleanup activities.

Rights-Of-Way

In connection with our crude oil pipeline system, we have obtained various rights-of-way from various third parties. Irregularities in title may exist with respect to a limited number of these rights-of-way. We have, however, continued our use of the entirety of our pipeline system. As of this date, no claim stemming from any right-of-way matter has been brought against us. We do not believe that any right-of-way matters or irregularities in title will adversely affect our use of our pipeline system.

Certain rights-of-way for our crude oil pipeline system must be renewed periodically. A portion of the system, consisting of eight miles, must be renewed in 2006. We have started the work necessary to renew this portion of our system. Additional rights-of-way for pipeline sections consisting of 174 miles must be renewed in 2009. We expect that substantial lead time will be required to negotiate and complete renewal of these rights-of-way.

Certain obligations may arise from the non-renewal of these rights-of-way. See Note 7 to our Consolidated Financial Statements in Item 8 related to crude pipeline asset retirement obligations.

Jet Fuel Claim

In February 2003, we filed a complaint against the United States in the United States Court of Federal Claims in connection with military jet fuel that we sold to the Defense Energy Support Center from 1983 through 1994. We asserted that the federal government underpaid us for jet fuel. Action in our case has been halted by the Court, at our request, pending resolution of other jet fuel cases in the same Court. For a discussion of this matter, see Note 17 to our Consolidated Financial Statements in Item 8, captioned "Commitments and Contingencies."

NYSE Matters

In 2005, our chief executive officer submitted to the New York Stock Exchange (the "NYSE") the required CEO certification regarding compliance with the NYSE corporate governance listing standards. In addition, attached as Exhibits 31.1 and 31.2 to this Form 10-K are the certifications required by Sarbanes-Oxley Section 302.

Additional Information

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports are available on our website at www.Giant.com and the SEC website at www.sec.gov as soon as reasonably practicable after they are electronically filed or furnished to the SEC. Additional copies of these reports are available without charge to stockholders by calling (480) 585-8888 or by writing to: Mark Cox, Executive Vice President and Chief Financial Officer, at our corporate headquarters.

Item 1A. ***Risk Factors.***

An investment in our common shares involves risk. You should carefully consider the specific factors described below, together with the cautionary statements under the caption "Forward — Looking Statements" in Item 7 of this Report and the other information included in this report, before purchasing our common shares. The risks described below are not the only ones that we face. Additional risks that are not yet known to us or that we currently think are immaterial could also impair our business, financial condition, or results of operations. If any of the following risks actually occurs, our business, financial condition, or results of operations could be adversely affected. In such case, the trading price of our common shares could decline, and you may lose all or part of your investment.

We have debt that could adversely affect our operations.

As of December 31, 2005, our total debt was approximately $275 million and our stockholders' equity was approximately $400 million. We currently have a $175 million revolving credit facility. At December 31, 2005, we had approximately $67 million of letters of credit outstanding and $108 million of availability (net of the $67 million of letters of credit outstanding), subject to borrowing base limitations. Our level of debt may have important consequences to you. Among other things, it may:

- limit our ability to use our cash flow, or obtain additional financing, for future working capital, capital expenditures, acquisitions or other general corporate purposes;

- restrict our ability to pay dividends;
- require a substantial portion of our cash flow from operations to make debt service payments;
- limit our flexibility to plan for, or react to, changes in our business and industry conditions;
- place us at a competitive disadvantage compared to our less leveraged competitors; and
- increase our vulnerability to the impact of adverse economic and industry conditions and, to the extent of our outstanding debt under our floating rate debt facilities, the impact of increases in interest rates.

We cannot assure you that we will continue to generate sufficient cash flow or that we will be able to borrow funds under our senior secured revolving credit facility in amounts sufficient to enable us to service our debt or meet our working capital and capital expenditure requirements. If we cannot do so, due to borrowing base restrictions or otherwise, we may be required to sell additional assets, reduce capital expenditures, refinance all or a portion of our existing debt or obtain additional financing. We cannot assure you that we will be able to refinance our debt, sell assets or borrow more money on terms acceptable to us, if at all. In addition, our ability to incur additional debt will be restricted under the covenants contained in our senior credit facilities and our senior subordinated note indentures.

Our debt instruments impose restrictions on us that may adversely affect our ability to operate our business.

The indentures governing our existing debt securities contain covenants that, among other things, restrict our ability to:

- create liens;
- incur or guarantee debt;
- pay dividends;
- repurchase shares of our common stock;
- sell certain assets or subsidiary stock;
- engage in certain mergers;
- engage in certain transactions with affiliates; or
- alter our current line of business.

In addition, our senior secured credit facility contains other and more restrictive covenants. We also must comply with specified financial covenants in our senior secured credit facility, including maintaining a minimum consolidated net worth, a minimum consolidated interest coverage ratio, and a maximum consolidated funded indebtedness to total capitalization percentage. Our ability to comply with these covenants may be affected by many events beyond our control, and we cannot assure you that our future operating results will be sufficient to comply with the covenants. Our failure to comply with the financial covenants or the other restrictions contained in our senior credit facility could result in a default, which could cause that debt (and by reason of cross-default provisions, debt under our indentures) to become immediately due and payable. If we cannot repay those amounts, the lenders under our senior secured credit facility could proceed against the collateral granted to them to secure that debt. If those lenders accelerate the payment of the senior secured credit facility, we cannot assure you that our assets would be sufficient to pay that debt and our debt under our indentures.

We assumed liabilities in connection with the acquisition of our Yorktown refinery.

We assumed certain liabilities and obligations in connection with our purchase of the Yorktown refinery in 2002. Among other things, and subject to certain exceptions, we assumed responsibility for all costs, expenses, liabilities and obligations under environmental, health and safety laws caused by, arising from, incurred in connection with or relating to the ownership of the Yorktown refinery or its operation. We agreed to indemnify the sellers for losses incurred in connection with or related to the liabilities and obligations we have assumed. We only have limited indemnification rights against the sellers.

Environmental obligations assumed by us include the seller's Yorktown refinery responsibilities under a consent decree among various parties covering many locations (the "Consent Decree"). Parties to the Consent Decree include the United States, BP Exploration and Oil Co., Amoco Oil Company, and Atlantic Richfield Company. As applicable to the Yorktown refinery, the Consent Decree requires, among other things, a reduction of nitrous oxides, sulfur dioxide, and particulate matter emissions and upgrades to the refinery's leak detection and repair program. We estimate that we will incur capital expenditures of between $20,000,000 and $27,000,000 to comply with the Consent Decree through 2006, and have expended approximately $8,500,000 of this amount through the end of 2005. We do not anticipate any significant increase in current operating expenses when all equipment modifications required by the Consent Decree are completed.

In connection with the Yorktown acquisition, we also assumed the seller's obligations under an administrative order issued in 1991 by EPA under the Resource Conservation and Recovery Act. The order requires an investigation of certain areas of the refinery and the development of measures to correct any releases of contaminants or hazardous substances found in these areas. A Resource Conservation and Recovery Act Facility Investigation was conducted and approved conditionally by EPA in 2002. Following the investigation, a Risk Assessment/Corrective Measures Study ("RA/CMS") was finalized in 2003, which summarized the remediation measures agreed upon by us, EPA, and the Virginia Department of Environmental Quality ("VDEQ"). The RA/CMS proposes investigation, sampling, monitoring, and cleanup measures, including the construction of an on-site corrective action management unit that would be used to consolidate hazardous solid materials associated with these measures. These proposed actions relate to soil, sludge, and remediation wastes relating to solid waste management units. Groundwater in the aquifers underlying the refinery, and surface water and sediment in a small pond and tidal salt marsh on the refinery property also are addressed in the RA/CMS.

Based on the RA/CMS, EPA issued a proposed cleanup plan for public comment in December 2003 setting forth preferred corrective measures for remediating soil, groundwater, sediment, and surface water contamination at the refinery. Following the public comment period, EPA issued its final remedy decision and response to comments in April 2004. EPA currently is developing the administrative consent order pursuant to which we will implement our cleanup plan.

Our most current estimate of expenses associated with the order is between $25,000,000 ($17,500,000 of which we believe is subject to reimbursement by BP) and $27,000,000 ($19,500,000 of which we believe is subject to reimbursement by BP). We anticipate that these expenses will be incurred over a period of approximately 35 years after EPA approves our cleanup plan. We believe that between approximately $9,600,000 and $10,600,000 of this amount will be incurred over an initial four-year period, and additional expenditures of approximately $7,600,000 will be incurred over the following four-year period, with the remainder thereafter. We may, however, be able to receive reimbursement for some of the expenditures associated with the plan due to the environmental reimbursement provisions included in the purchase agreement for the refinery. EPA may require financial assurance of our ability to perform the plan, such as depositing funds into a trust or posting a letter of credit or performance bond. If we cannot agree with EPA regarding financial assurance, and as a result do not sign the consent order being developed by EPA, EPA has indicated that it will consider its other options for enforcement.

As part of the clean-up plan, the facility's underground sewer system will be cleaned, inspected and repaired as needed. A portion of this sewer work is scheduled to begin during the construction of the corrective action management unit and related remediation work and is included in our associated cost estimate. We anticipate that the balance of the sewer work will cost between approximately $1,500,000 and $3,500,000 over a period of three to five years, beginning around the time the construction of the corrective action management unit and related remediation work is nearing completion. We anticipate that construction of the corrective action, management unit and related remediation work will be completed approximately seven to eight years after EPA approves our clean-up plan and authorizes its implementation.

If we cannot maintain an adequate supply of feedstocks at our Ciniza and Bloomfield refineries, our operating results may be adversely affected.

The primary feedstock for our Four Corners refineries is Four Corners Sweet, a locally produced, high quality crude oil. We supplement the crude oil used at our refineries with other feedstocks. These other feedstocks currently include locally produced natural gas liquids and condensate as well as other feedstocks produced outside of the Four Corners area. The most significant of these other feedstocks are the natural gas liquids, consisting of natural gasoline, normal butane and isobutane.

These refineries continue to be affected by reduced crude oil production in the Four Corners area. The Four Corners basin is a mature production area and as a result is subject to a natural decline in production over time. This natural decline is being partially offset by new drilling, field workovers, and secondary recovery projects, which have resulted in additional production from existing reserves.

As a result of the declining production of crude oil in the Four Corners area in recent years, we have not been able to cost-effectively obtain sufficient amounts of crude oil to operate our Four Corners refineries at full capacity. Crude oil utilization rates for our Four Corners refineries declined from approximately 67% in 2003 to approximately 62% in 2005. Our current projections of Four Corners crude oil production indicate that our crude oil demand will exceed the crude oil supply that is available from local sources for the foreseeable future and that our crude oil capacity utilization rates at our Four Corners refineries will continue to decline unless circumstances change.

On August 1, 2005, we acquired an idle crude oil pipeline system that originates near Jal, New Mexico and is connected to a company-owned pipeline network that directly supplies crude oil to the Bloomfield and Ciniza refineries. When operational, the pipeline will have sufficient crude oil transportation capacity to allow us to again operate both refineries at maximum rates. We have begun testing the pipeline and taking other actions related to placing it in service. Unless currently unanticipated obstacles are encountered, we anticipate that the pipeline will become operational before the end of 2006.

If additional crude oil or other refinery feedstocks become available in the future via the new pipeline or otherwise, we may increase production runs at our Four Corners refineries depending on the demand for finished products and the refining margins attainable. We continue to assess short-term and long-term options to address the continuing decline in Four Corners crude oil production. The options being considered include:

- evaluating potentially economic sources of crude oil produced outside the Four Corners area, including ways to reduce raw material transportation costs to our refineries;
- evaluating ways to encourage further production in the Four Corners area;
- changes in operation/configuration of equipment at one or both refineries to further the integration of the two refineries, and reduce fixed costs; and
- with sufficient further decline in raw material supply, the temporary, partial or permanent discontinuance of operations at one or both refineries.

None of these options, however, may prove to be economically viable. We cannot assure you that the Four Corners crude oil supply for our Ciniza and Bloomfield refineries will continue to be available at all or on acceptable terms for the long term, that the new pipeline will become operational, or that the additional crude oil supplies accessible via the new pipeline will be available on acceptable terms. Because large portions of the refineries' costs are fixed, any significant interruption or decline in the supply of crude oil or other feedstocks would have an adverse effect on our Four Corners refinery operations and on our overall operations.

We have pipeline systems for gathering and delivering crude oil to our refineries and for natural gas liquids. If we cannot use either the crude oil pipeline system or the natural gas liquids pipeline, this could have a material adverse effect on our business, financial condition or results of operation. Certain rights-of-way for our crude oil pipeline system must be renewed periodically. A portion of the system, consisting of eight miles, must be renewed in 2006. Additional rights-of-way for pipeline sections consisting of 174 miles must be renewed in 2009. We expect that substantial lead time will be required to negotiate and complete renewal of these rights-of-way. Our inability to successfully renew these rights of way would negatively impact our ability to use the crude oil pipeline system, which could have a material adverse effect on our business.

The volatility of crude oil prices and refined product prices may adversely affect our business, financial condition and operating results.

Our cash flow from operations depends primarily on producing and selling quantities of refined products at refinery margins sufficient to cover fixed and variable expenses. In recent years, crude oil costs and prices of refined products have fluctuated substantially. These costs and prices depend on numerous factors beyond our control, including:

- the supply of and demand for crude oil, gasoline and other refined products;
- changes in the economy;
- changes in the level of foreign and domestic production of crude oil and refined products;
- worldwide political conditions;
- the extent of government regulations; and
- local factors, including market conditions, pipeline capacity, and the level of operations of other refineries in our markets.

Our crude oil requirements are supplied from sources that include major oil companies, large independent producers, and smaller local producers. In February 2004, we entered into a long-term crude oil supply agreement with Statoil Marketing and Trading (USA), Inc., which we believe will provide a significant proportion of our Yorktown refinery's crude oil needs. We began taking supplies of acidic crude oil at our Yorktown refinery beginning in February 2004. Following various upgrades at the refinery, which took place in the third quarter of 2004, the volumes processed have increased. The term of this agreement expires when we have received the total volumes of crude oil committed to be provided by Statoil, which we believe will be in approximately 2009. Except for this long-term supply agreement with Statoil, our crude oil supply contracts are generally relatively short-term contracts with market-responsive pricing provisions. An increase in crude oil prices would adversely affect our operating margins if we cannot pass along the increased cost of raw materials to our customers.

Our sale prices for refined products are influenced by the commodity price of crude oil. Generally, an increase or decrease in the price of crude oil results in a corresponding increase or decrease in the price of gasoline and other refined products. The timing of the relative movement of the prices, however, as well as the overall change in product prices, could reduce profit margins and could have a significant impact on our refining and marketing operations, earnings and cash flows. In addition, we maintain inventories of crude oil, intermediate products, and refined products, the values of which are subject to rapid fluctuation in market prices. Price level changes during the period between purchasing feedstocks and selling the manufactured refined products could have a significant effect on our operating results. Any long-term adverse relationships between costs and prices could impact our ability to generate sufficient operating cash flows to meet our working capital needs. Furthermore, because of the significantly greater volume of products produced and sold by our Yorktown refinery, as compared to our other operations, we have a much larger exposure to volatile refining margins than we had in the past.

Our industry is highly competitive, and we may not be able to compete effectively against larger competitors with greater resources.

We operate in a highly competitive industry. Many of our competitors are large, integrated oil companies that, because of their more diverse operations, larger refineries, stronger capitalization and better brand name recognition, are better able to withstand volatile industry conditions than we are, including shortages or excesses of crude oil or refined products or intense price competition. The refineries operated by our competitors are typically larger and more efficient than our refineries. As a result, these refineries may have lower per barrel processing costs. Mergers between large integrated oil companies, and upgrades to competitors' refineries have, and in the future may, result in increased competition for our refineries.

The completion of certain pipeline projects could result in increased competition by increasing the amount of refined products available in the Albuquerque, El Paso, Tucson, and Phoenix market areas and other market areas.

We are aware of a number of actions, proposals or industry discussions regarding product pipeline projects that could impact portions of our marketing areas. The Longhorn pipeline, which began operations in August 2004, runs from Houston, Texas to El Paso, Texas. In El Paso, the Longhorn pipeline connects to a Chevron pipeline that delivers to the Albuquerque area and to a Kinder-Morgan pipeline that delivers to the Phoenix and Tucson, Arizona markets. In addition, there are plans to increase the volume of product that can be transported by pipeline from El Paso to the Phoenix and Tucson markets, and the volume of product that can be transported by pipeline from Amarillo, Texas to the Albuquerque market. The Longhorn pipeline and the completion of some or all of these other projects could result in increased competition by increasing the amount of refined products potentially available in these markets, as well as improving competitor access to these areas. It also could result in new opportunities for us, as we are a net purchaser of refined products in some of these areas.

The completion of certain projects and refinery improvements could result in increased competition in the Four Corners area.

Portions of our marketing area may be impacted by competitors' plans, as well as plans of our own, for expansion projects and refinery improvements that could increase the production of refined products in New Mexico. In addition, we anticipate that lower quality crude oils, which are typically less expensive to acquire, can and will be processed by our competitors as a result of refinery improvements. These developments could result in increased competition in our market areas.

Any significant interruptions in the operations of any of our refineries could materially and adversely affect our business, financial condition and operating results.

Our refining activities are conducted at our two refinery locations in New Mexico and the Yorktown refinery in Virginia. The refineries constitute a significant portion of our operating assets, and our two New Mexico refineries supply a significant portion of our retail operations. As a result, our operations would be subject to significant interruption if any of the refineries were to experience a major accident, be damaged by severe weather or other natural disaster, or otherwise be forced to shut down. If any of the refineries were to experience an interruption in supply or operations, our business, financial condition and operating results could be materially and adversely affected.

On November 25, 2005, a fire occurred at our Yorktown refinery. Damage was primarily done to the gas plant that supports the fluid catalytic converter ("FCC"), a unit that alters the molecular composition of materials sent into the unit in order to produce gasoline, diesel, fuel oil, heating oil, and other products. Some piping and instrumentation cables for other operating units in the refinery were also damaged by the fire. All of the units at the refinery were shut down to assess the scope of work needed to return the refinery to safe and efficient operations. The refinery is being brought back to operation in two stages. Certain units, including the crude unit, began operations in January 2006, and the refinery is currently operating at approximately 40,000 barrels per day. The gas plant and the FCC are currently targeted to return to operation in April 2006, at which time the refinery should return to its normal operating level of approximately 62,000 barrels per day. Although we anticipate that the Yorktown refinery will return to full operating levels in April, it is possible that construction delays and other unanticipated problems could occur that would prevent us from achieving this goal.

As a result of current market conditions, our refining margins are weaker now than they were at the same time last year. Additionally, we are selling feedstocks for the FCC rather than processing them into higher valued gasoline and diesel because we our not able to operate the FCC as a result of the fire.

We have property insurance coverage with a $1,000,000 deductible that should cover a significant portion of the costs of repairing the Yorktown refinery. We also have business interruption insurance coverage for the financial impact of the fire after the policies 45-day waiting period is exceeded. We do not yet know exactly when we will be receiving payments under these policies or ultimately how much we will receive. The amounts that we will receive from our business interruption coverage will necessarily reflect the margin environment during the time we are not operating at normal operating levels as a result of the fire, including the current weaker margin environment. We also may receive amounts under our business interruption coverage reflecting our sales of FCC feedstocks during the period of time the unit is not operational rather than the higher valued products that otherwise would have been produced and sold.

Our operations are subject to various hazards that are not fully insured, and our insurance premiums could increase.

Our operations are subject to normal hazards of operations, including fire, explosion and weather-related perils. We maintain various insurance coverages, including business interruption insurance, subject to certain deductibles and consistent with standard practices for comparable companies. We are not fully insured against certain risks because such risks are not fully insurable, coverage is unavailable or premium costs, in our judgment, do not justify the expenditures. Any such event that causes a loss for which we are not fully insured could have a material and adverse effect on our business, financial condition and operating results.

As a result of the insurance claims that we have submitted in connection with the fire at our Yorktown refinery in November 2005, current insurance market conditions, and other factors, our annual insurance premiums for property damage, business interruption, and other types of insurance could increase. Such increases could have a material and adverse effect on our business, financial condition and operating results.

Compliance with various regulatory and environmental laws and regulations will increase the cost of operating our business.

Our operations are subject to a variety of federal, state and local environmental, health and safety laws and regulations governing the discharge of pollutants into the soil, air and water, product specifications, the generation, treatment, storage, transportation and disposal of solid and hazardous waste and materials and employee health and safety. Violations of such laws and regulations can lead to substantial fines and penalties. Also, these laws and regulations have become, and are becoming, increasingly stringent. Moreover, we cannot predict the nature, scope or effect of legislation or regulatory requirements that could be imposed, or how existing or future laws or regulations will be administered or interpreted, with respect to products or activities to which they have not been previously applied. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could require us to make substantial expenditures for, among other things, the installation and operation of refinery equipment, pollution control systems and other equipment we do not currently possess, or the acquisition or modification of permits applicable to our activities.

The EPA has issued a rule pursuant to the Clean Air Act that requires refiners to reduce the sulfur content of gasoline and diesel fuel. Some refiners began producing gasoline that satisfies low sulfur gasoline standards in 2004, with most refiners required to be in full compliance for all production in 2006. Most refiners also must begin producing highway diesel fuel that satisfies low sulfur diesel standards by June 2006. All refiners and importers must be in full compliance with the new standards by the end of 2010 without exception.

We applied for temporary relief from the low sulfur gasoline standards at the Yorktown refinery. In March 2003, the EPA approved our application and issued a compliance plan. This compliance plan allowed us to postpone certain capital expenditures for up to three years from the date we would otherwise have begun these expenditures. We must be in full compliance with the diesel sulfur standards by June 1, 2006, and the gasoline sulfur standards by January 1, 2008. The compliance plan requires us to provide the EPA with an annual report on our adherence to the compliance plan and on our progress in meeting the low sulfur standards. If we fail to comply with the conditions set by the EPA, the compliance plan could be modified or revoked. Further, the EPA reserved the right to modify or revoke the compliance plan for other reasons. The EPA must, however, provide us with reasonable notice of any anticipated changes in the plan and reasonable lead time to implement any modifications due to changes in the compliance plan. Modifications to or revocation of the compliance plan could increase the quantity of high-sulfur products, including product components, that do not meet the new standards. This would likely reduce our Yorktown refining earnings.

With respect to the Ciniza and Bloomfield refineries, we believe that we qualify under existing regulations for an extension of the low sulfur gasoline standards until 2007, the date when the annual average sulfur content of our Four Corners gasoline must begin to be reduced. Full compliance is, however, required by 2008.

We are currently installing the equipment necessary to produce low sulfur gasoline and diesel fuel at our refineries. For a discussion of the costs associated with this equipment, see our discussion of Capital Expenditures in our Management's Discussions and Analysis of Financial Condition and Results of Operations section in Item 7.

There are a number of factors that could affect our cost of compliance with the low sulfur standards. In particular, because these standards affect the entire industry and because of the damage to refineries caused by Hurricanes Katrina and Rita, engineering and construction companies are busy and may charge a premium for their services. The relatively short time left to comply also might result in increased costs to expedite ordering for otherwise long delivery items or added overtime by contractors to meet the implementation schedule. Increases in metal and concrete prices could further impact costs.

It is possible that our Yorktown and Ciniza refineries will not be able to meet the June 2006 start date for the low sulfur diesel standards as a result of the combined effects of Hurricanes Katrina and Rita on the availability of contractors and other similar effects and the time and effort required to repair damage resulting from the 2005 fire at the Yorktown refinery. We are continuing to assess the timeline for low sulfur diesel production at both refineries and, at this time, do not know if the modifications necessary to produce low sulfur diesel will be completed on time. We have been in communication with EPA concerning the possibility that we will not be able to meet the June start date. Any failure to complete these projects by the applicable deadline could result in a reduction of the quantity of gasoline and diesel fuel that we would have available for sale, and an increase in the quantity of refinery products available for sale that are not subject to the low sulfur diesel standards, such as heating oil. Such circumstances would likely reduce refining earnings.

In addition, applicable laws and regulations govern the investigation and remediation of contamination at our current and former properties, as well as at third-party sites to which we sent wastes for disposal. We may be held liable for contamination existing at current or former properties, notwithstanding that a prior operator of the site, or other third party, caused the contamination. We may be held responsible for costs associated with cleaning up contamination at third-party disposal sites, notwithstanding that the original disposal activities accorded with all then applicable regulatory requirements. We are currently engaged in several such remediation projects.

Moreover, we face significant exposure from actual or potential claims and lawsuits, brought by either governmental authorities or private parties, alleging non-compliance with environmental, health and safety laws and regulations, or property damage or personal injury caused by the environmental, health or safety impacts of our operations or of historic contamination. Governmental authorities may also impose penalties and fines for alleged violations of environmental laws and regulations. We enter into various settlements, consent decrees, and other agreements with governmental authorities to resolve allegations of non-compliance with environmental laws and regulations, including, for example, the 2005 settlement agreements entered into with the EPA and the New Mexico Environmental Department applicable to our Four Corners refineries. For a discussion of these settlement agreements, as well as other agreements with governmental authorities, see our related discussion in Note 17 to our Consolidated Financial Statements in Item 8.

Future expenditures related to compliance with environmental, health and safety laws and regulations, the investigation and remediation of contamination, and the defense or settlement of governmental enforcement actions or private-party claims cannot be reasonably quantified in many circumstances for various reasons, including the speculative nature of remediation and clean-up cost estimates and methods, imprecise and conflicting data regarding the hazardous nature of various types of substances, the number of other potentially responsible parties involved, various defenses which may be available to us, and changing environmental laws, regulations and their respective interpretations. We cannot assure you that compliance with such laws or regulations, such investigations or cleanups, or such enforcement proceedings or private-party claims will not have a material adverse effect on our business, financial condition or results of operation.

Our operations are inherently subject to discharges or other releases of petroleum or hazardous substances for which we may face significant liabilities.

Our operations, as with others in the businesses in which we operate, are inherently subject to spills, discharges or other releases of petroleum or hazardous substances that may give rise to liability to governmental entities or private parties under federal, state or local environmental laws, as well as under common law. Spills, discharges or other releases of contaminants have occurred from time to time during the normal course of our operations, including releases associated with our refineries, pipeline and trucking operations, as well as releases at gasoline service stations and other petroleum product distribution facilities we have operated and are operating. We cannot assure you that additional spills, discharges and other releases will not occur in the future, that future action will not be taken in connection with past incidents (including at the Yorktown refinery), that governmental agencies will not assess penalties against us in connection with any past or future discharges or incidents, or that third parties will not assert claims against us for damages allegedly arising out of any such past or future discharges or incidents.

Lawsuits have been filed in numerous states alleging that MTBE, a blendstock used by many refiners in producing specially formulated gasoline, has contaminated water supplies. MTBE contamination primarily results from leaking underground or aboveground storage tanks. The suits allege MTBE contamination of water supplies owned and operated by the plaintiffs, who are generally water providers or governmental entities. The plaintiffs assert that numerous refiners, distributors, or sellers of MTBE and/or gasoline containing MTBE are responsible for the contamination. The plaintiffs also claim that the defendants are jointly and severally liable for compensatory and punitive damages, costs, and interest. Joint and several liability means that each defendant may be liable for all of the damages even though that party was responsible for only a small part of the damages. We are a defendant in approximately 30 of these MTBE lawsuits pending in Virginia, Connecticut, Massachusetts, New Hampshire, New York, New Jersey, and Pennsylvania. We intend to vigorously defend these lawsuits. We cannot yet predict whether these lawsuits will materially impact us.

Item 3. *Legal Proceedings.*

We are a party to ordinary routine litigation incidental to our business. We also incorporate by reference the discussion of legal proceedings contained in Items 1 and 2 under the heading Regulatory and Environmental Matters, the discussion contained in Item 1A, the discussions on Clean Fuels and Settlement Agreements Expenditures and Environmental, Health and Safety contained in Item 7, and the information in Notes 17 and 18 to the Company's Consolidated Financial Statements in Item 8.

Item 4. ***Submission of Matters to a Vote of Security Holders.***

Not applicable.

Executive Officers of the Registrant

Our executive officers as of March 1, 2006 are listed below:

Name	Age	Position	Executive Officer Since
Fred L. Holliger	58	Director, Chairman and Chief Executive Officer	October 1989
Morgan Gust	58	President	August 1990
Mark B. Cox	47	Executive Vice President, Treasurer, Chief Financial Officer, and Assistant Secretary	February 1999
C. Leroy Crow	55	Executive Vice President of our Refining Group Strategic Business Unit	February 2000
Jack W. Keller	61	President of Phoenix Fuel Strategic Business Unit	February 1999
Robert C. Sprouse	49	Executive Vice President of our Retail Group Strategic Business Unit	April 2003
S. Leland Gould	49	Executive Vice President, Governmental Affairs and Real Estate	March 2002
Kim H. Bullerdick	52	Senior Vice President, General Counsel, and Secretary	February 1999
Gregory A. Barber	48	Vice President, Chief Accounting Officer, and Assistant Secretary	April 2004
Natalie R. Dopp	34	Vice President, Human Resources	April 2004

Fred L. Holliger has served as one of our directors since we went public in October 1989 and as our chairman of the board and chief executive officer since March 2002. From October 1989 to March 2002, Mr. Holliger was our executive vice president and chief operating officer. Mr. Holliger joined us as senior vice president, and president of our refining division, in February 1989.

Morgan Gust has served as our president since March 2002. From February 1999 to March 2002, Mr. Gust served as our executive vice president. Mr. Gust joined the company in August 1990, and over the years served in various senior management positions for us, including vice president, vice president administration, general counsel, and corporate secretary.

Mark B. Cox has served as our vice president, treasurer, financial officer and assistant secretary since December 1998. In March 2002, Mr. Cox was named chief financial officer and in April 2004, Mr. Cox was made executive vice president.

C. Leroy Crow has served as executive vice president of our refining group strategic business unit since March 2000. From February 1999 to February 2000, Mr. Crow served as our senior vice president, refinery operations and raw material supply. Mr. Crow joined us in June 1997 when we acquired Phoenix Fuel, and since then has served in various senior management positions for us, including senior vice president, operations division and vice president of operations.

Jack W. Keller has served as the president of our wholesale strategic business unit since its formation in July 2005 following the acquisition of Dial Oil Co. ("Dial"). The wholesale group combines the operations of Phoenix Fuel and Dial. He also has served as the president of Phoenix Fuel since we acquired it in June 1997 and as chief operating officer of Phoenix Fuel since May 1998. Mr. Keller also has served as president and chief operating officer of Dial since its acquisition.

Robert C. Sprouse has served as executive vice president of our retail group strategic business unit since April 2003. From January 2000 to April 2003, Mr. Sprouse served as our director of retail operations. From 1996 to January 2000, Mr. Sprouse held several management positions with Strasburger Enterprises, Inc., a retail management consulting company.

S. Leland Gould has served as our executive vice president, governmental affairs and real estate since June 2002. From March 2002 to June 2002, Mr. Gould served as our executive vice president of retail operations. Mr. Gould joined us in August 2000 as vice president, strategic business development. Prior to August 2000, Mr. Gould was vice president and national sales manager for Wolf Camera, a photo retail store chain with 800 stores nationwide. Mr. Gould also is a director and the treasurer for the New Mexico Oil and Gas Association and is a director for the New Mexico Petroleum Marketers Association.

Kim H. Bullerdick has served as our vice president and corporate secretary since December 1998 and our general counsel since May 2000. In April 2004, Mr. Bullerdick was made senior vice president. From December 1998 to May 2000, Mr. Bullerdick was our legal department director.

Gregory A. Barber has served as our vice president, chief accounting officer, and assistant secretary since August 2005. From April 2004 to August 2005, Mr. Barber served as our vice president, corporate controller. From March 2001 to June 2004, Mr. Barber served as our vice president, special project management. From February 1999 to March 2001, Mr. Barber served as our vice president, branded wholesale marketing.

Natalie R. Dopp has served as our vice president, human resources since September 2002. Prior to that, Ms. Dopp was responsible for our recruiting and compensation functions. Ms. Dopp joined us in April 2000 and prior to that she was employed by Scottsdale Insurance Company, a subsidiary of Nationwide Insurance.

PART II

Item 5. *Market For the Registrant's Common Equity and Related Stockholder Matters*

Our common stock is traded on the New York Stock Exchange. The high and low sales prices for our common stock for each full quarterly period as reported on the New York Stock Exchange Composite Tape for the last two fiscal years are as follows:

Quarter Ended	High	Low
December 31, 2005	$60.50	$47.80
September 30, 2005	59.74	35.90
June 30, 2005	36.49	25.52
March 31, 2005	31.81	23.54
December 31, 2004	$28.98	$22.00
September 30, 2004	27.25	20.29
June 30, 2004	22.16	15.37
March 31, 2004	25.44	11.71

We currently do not pay dividends on our common stock. The board of directors will periodically review our policy regarding the payment of dividends. Any future dividends are subject to the results of our operations, declaration by the board of directors, and existing debt covenants, as described below.

We have issued 8% Senior Subordinated Notes due 2014 (the "8% Notes") and 11% Senior Subordinated Notes due 2012 (the "11% Notes"). The 8% Notes were issued under an Indenture dated May 3, 2004 (the "8% Indenture") and the 11% Notes were issued under an Indenture dated May 14, 2002 (the "11% Indenture", and collectively with the 8% Indenture, the "Indentures"). Both Indentures are among the Company, its subsidiaries, as guarantors, and The Bank of New York, as trustee. The Indentures contain a number of covenants, one of which governs our ability to pay dividends and to purchase our common stock.

Also see the Capital Structure discussion in Management's Discussion and Analysis of Financial Condition and Results of Operations included in Item 7.

On February 24, 2006, there were 230 stockholders of record for our common stock.

At December 31, 2005, retained earnings available for dividends under the most restrictive terms of the Indentures were approximately $78,452,000.

Item 6. ***Selected Financial Data.***

The following table summarizes our recent financial information. This selected financial data should be read with Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7, and the Consolidated Financial Statements and related notes thereto, included in Item 8:

FINANCIAL AND OPERATING HIGHLIGHTS

	Year Ended December 31,				
	2005	2004	2003	2002	2001
	(In thousands, except percentages, per share and operating data)				
Financial Statement Data					
Continuing Operations:					
Net Revenues	$3,581,246	$2,511,589	$1,808,818	$1,251,335	$910,657
Operating Income	199,642	78,480	63,859	20,014	45,433
Earnings (Loss)	103,931	16,338	12,364	(11,486)	13,656
Earnings (Loss) Per Common Share — Basic	$ 7.71	$ 1.47	$ 1.41	$ (1.34)	$ 1.54
Earnings (Loss) Per Common Share — Diluted	$ 7.63	$ 1.43	$ 1.40	$ (1.34)	$ 1.53
Discontinued Operations:					
Net Revenues	$ —	$ 1,269	$ 27,620	$ 61,727	$ 81,022
Operating Earnings (Loss)	24	(190)	(715)	3,596	(2,134)
Earnings (Loss)	15	(117)	(441)	2,219	(1,274)
(Loss) Earnings Per Common Share — Basic	$ —	$ (0.01)	$ (0.05)	$ 0.26	$ (0.14)
(Loss) Earnings Per Common Share — Diluted	—	$ (0.01)	$ (0.05)	$ 0.26	$ (0.14)
Cumulative Effect of Change in Accounting Principle	$ (68)	—	$ (704)	—	—
Loss Per Common Share — Basic	$ (0.01)	—	$ (0.08)	—	—
Loss Per Common Share — Diluted	$ (0.01)	—	$ (0.08)	—	—
Weighted Average Common Shares Outstanding — Basic	13,486	11,105	8,732	8,566	8,871
Weighted Average Common Shares Outstanding — Diluted	13,629	11,358	8,830	8,566	8,885
Working Capital	$ 233,847	$ 103,172	$ 97,294	$ 91,333	$ 56,228
Total Assets	984,472	702,406	699,654	702,286	507,174
Long-Term Debt	274,864	292,759	355,601	398,069	256,749
Stockholders' Equity	399,836	216,439	139,436	127,317	136,410
Long-Term Debt as a Percentage of Total Capitalization(a)	40.7%	57.5%	71.8%	75.8%	65.3%
Book Value Per Common Share Outstanding(b)	$ 27.36	$ 17.55	$ 15.87	$ 14.85	$ 15.95
Return on Average Stockholders' Equity(c)	33.7%	9.1%	8.4%	—	9.4%
Operating Data					
Refining Group:					
Four Corners Operations:					
Rated Crude Oil Capacity Utilized	62%	61%	67%	72%	73%
Refinery Sourced Sales Barrels (Bbls/Day)	28,516	27,355	29,900	31,907	32,025
Average Crude Oil Costs ($/Bbl)	$ 55.01	$ 39.31	$ 29.32	$ 23.62	$ 25.00
Refinery Margin ($/Bbl)	$ 14.03	$ 8.96	$ 8.81	$ 6.84	$ 9.69

(a) Total Capitalization is defined as Long-Term Debt, net of current portion plus Total Stockholders' Equity.

(b) Book value per common share is defined as Total Stockholders' Equity at December 31, 2005 divided by number of common shares outstanding, net of treasury shares, at December 31, 2005.

(c) Return on Average Stockholders' Equity is defined as Net Earnings divided by the average of Total Stockholders' Equity at January 1, 2005 and Total Stockholders' Equity at December 31, 2005.

	Year Ended December 31,				
	2005	2004	2003	2002	2001
		(In thousands, except percentages, per share and operating data)			
Yorktown Operations: (1)					
Rated Crude Oil Capacity Utilized	88%	84%	83%	86%	
Refinery Sourced Sales Barrels (Bbls/Day)	62,667	60,999	58,931	58,771	
Average Crude Oil Costs ($/Bbl)	$ 51.95	$ 37.39	$ 29.79	$ 27.01	
Refinery Margin ($/Bbl)	$ 8.72	$ 5.60	$ 4.07	$ 2.32	
Retail Group:					
Service Stations: (Continuing Operations)					
Fuel Gallons Sold (In Thousands)	162,637	156,917	148,605	148,469	156,167
Fuel Margin ($/Gallon)	$ 0.19	$ 0.18	$ 0.20	$ 0.15	$ 0.17
Merchandise Sold ($ In Thousands)	$140,422	$134,013	$127,009	$123,630	$123,515
Merchandise Margin	27%	24%	29%	27%	28%
Operating Retail Outlets at Year End:					
Continuing Operations	123	123	123	123	123
Travel Center: (2)					
Fuel Gallons Sold (In Thousands)	—	—	10,227	24,906	24,964
Fuel Margin ($/Gallon)	$ —	$ —	$ 0.07	$ 0.09	$ 0.10
Merchandise Sold ($ In Thousands)	$ —	$ —	$ 2,703	$ 6,103	$ 6,128
Merchandise Margin	—	—	42%	44%	44%
Number of Outlets at Year End	—	—	—	1	1
Wholesale Group:					
Phoenix Fuel:					
Fuel Gallons Sold (In Thousands)	479,083	473,009	429,198	376,711	394,158
Fuel Margin ($/Gallon)	$ 0.07	$ 0.05	$ 0.05	$ 0.05	$ 0.05
Lubricant Sales ($ In Thousands)	$ 33,981	$ 30,597	$ 24,475	$ 21,544	$ 22,347
Lubricant Margin	16%	13%	15%	17%	17%
Dial Oil: (3)					
Fuel Gallons Sold (In Thousands)	53,453	—	—	—	—
Fuel Margin ($/Gallon)	$ 0.15	—	—	—	—
Lubricant Sales ($ In Thousands)	$ 12,327	—	—	—	—
Lubricants Margin	15%	—	—	—	—
Merchandise Sales ($ in Thousands)	$ 4,542	—	—	—	—
Merchandise Margin (4)	28%	—	—	—	—
Operating Retail Outlets at Period End	12	—	—	—	—

(1) Acquired on May 14, 2002.

(2) Sold June 19, 2003.

(3) Acquired on July 12, 2005.

(4) Includes only retail store merchandise sales.

RECONCILIATIONS TO AMOUNTS REPORTED UNDER GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Refining Group

Refining Margin

Refining margin is the difference between average net sales prices and average cost of products produced per refinery sourced sales barrel of refined product. Refining margins for each of our refineries and all of our refineries on a consolidated basis are calculated as shown below.

	December 31,				
	2005	2004	2003	2002	2001
Average Per Barrel					
Four Corners Operations					
Net sales	$ 72.42	$ 52.15	$ 40.43	$ 32.60	$ 36.10
Less cost of products	58.39	43.19	31.62	25.76	26.41
Refining margin	$ 14.03	$ 8.96	$ 8.81	$ 6.84	$ 9.69
Yorktown Operations*					
Net sales	$ 62.66	$ 45.11	$ 34.69	$ 29.99	$ —
Less cost of products	53.94	39.51	30.62	27.67	—
Refining margin	$ 8.72	$ 5.60	$ 4.07	$ 2.32	$ —
Consolidated					
Net sales	$ 65.71	$ 47.29	$ 36.62	$ 31.19	$ 36.10
Less cost of products	55.33	40.65	30.96	26.79	26.41
Refining margin	$ 10.38	$ 6.64	$ 5.66	$ 4.40	$ 9.69
Reconciliations of refined product sales from produced products sold per barrel to net revenues					
Four Corners Operations					
Average sales price per produced barrel sold	$ 72.42	$ 52.15	$ 40.43	$ 32.60	$ 36.10
Times refinery sourced sales barrels per day	28,516	27,355	29,900	31,907	32,025
Times number of days in period	365	366	365	365	365
Refined product sales from produced products sold (000's)	$ 753,772	$ 522,122	$ 441,233	$379,661	$421,977
Yorktown Operations					
Average sales price per produced barrel sold	$ 62.66	$ 45.11	$ 34.69	$ 29.99	$ —
Times refinery sourced sales barrels per day	62,667	60,999	58,931	58,771	—
Times number of days in period	365	366	365	232	—
Refined product sales from produced products sold (000's)	$1,433,251	$1,007,109	$ 746,175	$408,910	$ —

	December 31,				
	2005	2004	2003	2002	2001
Consolidated (000's)					
Sum of refined product sales from produced products sold**	$2,187,023	$1,529,231	$1,187,408	$788,571	$421,977
Purchased product, transportation and other revenues	266,484	202,039	64,552	49,958	51,249
Net revenues	$2,453,507	$1,731,270	$1,251,960	$838,529	$473,226

* Acquired in May, 2002.

** Includes inter-segment net revenues.

	December 31,				
	2005	2004	2003	2002	2001
Reconciliation of average cost of products per produced barrel sold to total cost of products sold (excluding depreciation and amortization)					
Four Corners Operation					
Average cost of products per produced barrel sold	$ 58.39	$ 43.19	$ 31.62	$ 25.76	$ 26.41
Times refinery sourced sales barrels per day	28,516	27,355	29,900	31,907	32,025
Times number of days in period	365	366	365	365	365
Cost of products for produced products sold (000's)	$ 607,743	$ 432,415	$ 345,085	$300,002	$308,710
Yorktown Operations					
Average cost of products per produced barrel sold	$ 53.94	$ 39.51	$ 30.62	$ 27.67	$ —
Times refinery sourced sales barrels per day	62,667	60,999	58,931	58,771	—
Times number of days in period*	365	366	365	232	—
Cost of products for produced products sold (000's)	$1,233,794	$ 882,086	$ 658,631	$377,277	$ —
Consolidated (000's)					
Sum of refined cost of produced products sold	$1,841,537	$1,314,501	$1,003,716	$677,279	$308,710
Purchased product, transportation and other cost of products sold	236,363	175,706	38,663	24,185	23,800
Total cost of products sold (excluding depreciation and amortization)	$2,077,900	$1,490,207	$1,042,379	$701,464	$332,510

* Acquired in May, 2002.

Retail Group

Fuel Margin

Fuel margin is the difference between fuel sales less cost of fuel sales divided by number of gallons sold.

	December 31,				
	2005	2004	2003	2002	2001
(in 000's except fuel margin per gallon)					
Fuel sales	$381,166	$291,923	$242,451	$219,662	$249,204
Less cost of fuel sold	349,467	263,484	213,312	196,693	222,320
Fuel margin	$ 31,699	$ 28,439	$ 29,139	$ 22,969	$ 26,884
Number of gallons sold	162,637	156,917	148,605	148,469	156,167
Fuel margin per gallon	$ 0.19	$ 0.18	$ 0.20	$ 0.15	$ 0.17
Reconciliation of fuel sales to net revenues (000's)					
Fuel sales	$381,166	$291,923	$242,451	$219,662	$249,204
Excise taxes included in sales	(62,671)	(58,867)	(62,296)	(73,146)	(79,500)
Fuel sales, net of excise taxes	318,495	233,056	180,155	146,516	169,704
Merchandise sales	140,422	134,012	127,009	123,630	123,515
Other sales	16,824	15,119	15,717	14,795	16,138
Net revenues	$475,741	$382,187	$322,881	$284,941	$309,357
Reconciliation of fuel cost of products sold to total cost of products sold (excluding depreciation and amortization) (000's)					
Fuel cost of products sold	$349,467	$263,484	$213,312	$196,693	$222,320
Excise taxes included in cost of products sold	(62,671)	(58,867)	(62,296)	(73,146)	(79,500)
Fuel cost of products sold, net of excise taxes	286,796	204,617	151,016	123,547	142,820
Merchandise cost of products sold	102,079	101,891	90,161	90,149	88,832
Other cost of products sold	13,466	12,044	12,385	12,065	12,673
Total cost of products sold (excluding depreciation and amortization)	$402,341	$318,552	$253,562	$225,761	$244,325

Wholesale Group

Fuel Margin

Fuel margin is the difference between fuel sales less cost of fuel sales divided by number of gallons sold.

Phoenix Fuel

	December 31,				
	2005	2004	2003	2002	2001
(in 000's except fuel margin per gallon)					
Fuel sales	$1,033,660	$ 807,158	$ 585,091	$ 444,621	$ 483,130
Less cost of fuel sold	1,000,488	781,223	562,557	424,318	463,513
Fuel margin	$ 33,172	$ 25,935	$ 22,534	$ 20,303	$ 19,617
Number of gallons sold	479,083	473,009	429,198	376,711	394,158
Fuel margin per gallon	$ 0.07	$ 0.05	$ 0.05	$ 0.05	$ 0.05

	December 31,				
	2005	2004	2003	2002	2001
Reconciliation of fuel sales to net revenues (000's)					
Fuel sales	$1,033,660	$ 807,158	$ 585,091	$ 444,621	$ 483,130
Excise taxes included in sales	(162,780)	(160,776)	(140,625)	(120,596)	(118,575)
Fuel sales, net of excise taxes	870,880	646,382	444,466	324,025	364,555
Lubricant sales	33,981	30,597	24,475	21,544	22,347
Other sales	3,937	3,596	3,563	4,365	4,270
Net revenues	$ 908,798	$ 680,575	$ 472,504	$ 349,934	$ 391,172
Reconciliation of fuel cost of products sold to total cost of products sold excluding (depreciation and amortization) (000's)					
Fuel cost of products sold	$1,000,488	$ 781,223	$ 562,557	$ 424,318	$ 463,513
Excise taxes included in cost of products sold	(162,780)	(160,776)	(140,625)	(120,596)	(118,575)
Fuel cost of products sold, net of excise taxes	837,708	620,447	421,932	303,722	344,938
Lubricant cost of products sold	28,427	26,633	20,716	17,940	18,647
Other cost of products sold	992	605	603	1,864	2,041
Total cost of products sold (excluding depreciation and amortization)	$ 867,127	$ 647,685	$ 443,251	$ 323,526	$ 365,626

Dial Oil(1),(2)

	December 31,				
	2005	2004	2003	2002	2001
(in 000's except fuel margin per gallon)					
Fuel sales	$112,656	$ —	$ —	$ —	$ —
Less cost of fuel sold	104,733	—	—	—	—
Fuel margin	$ 7,923	$ —	$ —	$ —	$ —
Number of gallons sold	53,453	—	—	—	—
Fuel margin per gallon	$ 0.15	$ —	$ —	$ —	$ —
Reconciliation of fuel sales to net revenues (000's)					
Fuel sales	$112,656	$ —	$ —	$ —	$ —
Lubricant and merchandise sales	16,869	—	—	—	—
Other sales	1,465	—	—	—	—
Net revenues	$130,990	$ —	$ —	$ —	$ —

	December 31,				
	2005	2004	2003	2002	2001
Reconciliation of cost of fuel sold to total cost of products sold (excluding depreciation and amortization) (000's)					
Fuel cost of products sold	$104,733	$ —	$ —	$ —	$ —
Lubricant and merchandise cost of products sold	13,803	—	—	—	—
Other cost of products sold	361	—	—	—	—
Total cost of products sold (excluding depreciation and amortization)	$118,897	$ —	$ —	$ —	$ —

(1) Statistics presented are from July 13, 2005 to December 31, 2005.

(2) Dial Oil presents sales and cost of products sold, net of excise taxes.

	December 31,				
	2005	2004	2003	2002	2001
Consolidated					
Reconciliation to net revenues reported in Condensed Consolidated Statement of Earnings (000's)					
Net revenues — Refinery Group	$2,453,507	$1,731,270	$1,251,960	$ 838,529	$ 473,226
Net revenues — Retail Group	475,741	382,187	322,881	284,941	309,357
Net revenues — Wholesale Group:					
Net revenues — Phoenix Fuel	908,798	680,575	472,504	349,934	391,172
Net revenues — Dial Oil	130,990	—	—	—	—
Net revenues — Other	455	529	537	181	244
Eliminations	(388,245)	(282,972)	(239,064)	(222,250)	(263,342)
Total net revenues reported in Condensed Consolidated Statement of Earnings	$3,581,246	$2,511,589	$1,808,818	$1,251,335	$ 910,657

	December 31,				
	2005	2004	2003	2002	2001
Reconciliation to cost of products sold (excluding depreciation and amortization) in Condensed Consolidated Statement of Earnings (000's)					
Cost of products sold — Refinery Group (excluding depreciation and amortization)	$2,077,900	$1,490,207	$1,042,379	$ 701,464	$ 332,510
Cost of products sold — Retail Group (excluding depreciation and amortization)	402,341	318,552	253,562	225,761	244,325
Cost of products sold — Wholesale Group:					
Cost of products sold — Phoenix Fuel (excluding depreciation and amortization)	867,127	647,685	443,251	323,526	365,626
Cost of products sold — Dial Oil (excluding depreciation and amortization)	118,897	—	—	—	—
Eliminations	(388,245)	(282,972)	(239,064)	(222,250)	(263,342)
Other	15,171	12,598	11,482	16,076	16,815
Total cost of products sold (excluding depreciation and amortization) reported in Condensed Consolidated Statement of Earnings	$3,093,191	$2,186,070	$1,511,610	$1,044,577	$ 695,934

Our refining margin per barrel is calculated by subtracting cost of products from net sales and dividing the result by the number of barrels sold for the period. Our fuel margin per gallon is calculated by subtracting cost of fuel sold from fuel sales and dividing the result by the number of gallons sold for the period. We use refining margin per barrel and fuel margin per gallon to evaluate performance and allocate resources. These measures may not be comparable to similarly titled measures used by other companies. Investors and analysts use these financial measures to help analyze and compare companies in the industry on the basis of operating performance. These financial measures should not be considered as alternatives to segment operating income, revenues, costs of sales and operating expenses or any other measure of financial performance presented in accordance with accounting principles generally accepted in the United States of America.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Company Overview

We refine and sell petroleum products and operate service stations and convenience stores. Our operations are divided into three strategic business units, the refining group, the retail group and the wholesale group. Our refining group operates two refineries in the Four Corners area of New Mexico and one refinery in Yorktown, Virginia. Our refining group sells its products to numerous wholesale distributors and retail chains. Our retail group operated 123 service stations at December 31, 2005. Our retail group sells petroleum products and merchandise in New Mexico, Arizona, and southern Colorado. Our wholesale group distributes commercial wholesale petroleum products primarily in Arizona and New Mexico.

In order to maintain and improve our financial performance, we are focused on several critical and challenging objectives. We will be addressing these objectives in the short-term as well as over the next three to five years. In our view, the most important of these objectives are:

- increasing margins through management of inventories and taking advantage of sales and purchasing opportunities;
- minimizing operating expenses and capital expenditures;
- increasing the available crude oil supply for our Four Corners refineries;
- cost effectively complying with current environmental regulations as they apply to our refineries, including future clean air standards;
- improving our overall financial health and flexibility by, among other things, reducing our debt and overall costs of capital, including our interest and financing costs, and maximizing our return on capital employed; and
- evaluating opportunities for internal growth and growth by acquisition.

Critical Accounting Policies

A critical step in the preparation of our financial statements is the selection and application of accounting principles, policies, and procedures that affect the amounts that are reported. In order to apply these principles, policies, and procedures, we must make judgments, assumptions, and estimates based on the best available information at the time. Actual results may differ based on the accuracy of the information utilized and subsequent events, some of which we may have little or no control over. In addition, the methods used in applying the above may result in amounts that differ considerably from those that would result from the application of other acceptable methods. The development and selection of these critical accounting policies, and the related disclosure below, have been reviewed with the audit committee of our board of directors.

Our significant accounting policies, including revenue recognition, inventory valuation, and maintenance costs, are described in Note 1 to our Consolidated Financial Statements included in Item 8. The following accounting policies are considered critical due to the uncertainties, judgments, assumptions and estimates involved:

- accounting for contingencies, including environmental remediation and litigation liabilities (see Note 17);
- assessing the possible impairment of long-lived assets (see Notes 4 and 5);
- accounting for asset retirement obligations (see Note 7);
- accounting for our pension and post-retirement benefit plans (see Note 13); and
- accounting for inventories (see Note 2).

Contingencies, Including Environmental Remediation and Litigation Liabilities

We have recorded various environmental remediation liabilities described in more detail in Note 17 to our Consolidated Financial Statements in Item 8. For the most part, these liabilities result from:

- past operations, including liabilities arising out of changes in environmental laws; and
- liabilities assumed in connection with acquired assets.

We are remediating these matters. We record liabilities if environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. We do not discount environmental liabilities to their present value. In general, we record environmental liabilities without consideration of potential recoveries from third parties, although we do take into account amounts that others are contractually obligated to pay us. We employ independent consultants or our internal environmental personnel to investigate and assemble pertinent facts, recommend an appropriate remediation plan in light of regulatory standards, assist in estimating remediation costs based on existing technologies, and complete remediation according to approved plans. If we do not use consultants, we estimate remediation costs based on the knowledge and experience of our employees having responsibility for the remediation project. Because of the uncertainty involved in our various remediation efforts and the period of time our efforts may take to complete, estimates are based on current regulatory standards. We update our estimates as needed to reflect changes in the facts known to us, available technology, or applicable laws. We often make subsequent adjustments to estimates, which may be significant, as more information becomes available to us, as the requirements of government agencies are changed or clarified, or as other circumstances change.

We record liabilities for litigation matters when it is probable that the outcome of litigation will be adverse and the costs and damages can be reasonably estimated. We estimate these costs and damages based on the facts and circumstances of each case, our knowledge and experience, and the knowledge and experience of others with whom we may consult.

Impairment of Long-Lived Assets

We review the carrying values of our long-lived assets, including goodwill and other intangibles, for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. For assets held for sale, we report long-lived assets at the lower of the carrying amount or fair value less cost to sell. For assets held and used, we use an undiscounted cash flow methodology to assess their recoverability. If the sum of the expected future cash flows for these assets is less than their carrying value, we record impairment losses. Goodwill and certain intangible assets with indefinite lives are also subject to an annual impairment test. Changes in current economic conditions, assumptions regarding the timing and amounts of cash flows, or fair market value estimates could result in additional write-downs of these assets in the future. For a discussion of our impairment of long-lived assets, see Notes 4 and 5 to our Consolidated Financial Statements in Item 8.

Asset Retirement Obligations

We have legal obligations associated with the retirement of some of our long-lived assets. These obligations are related to:

- some of our solid waste management facilities;
- some of our crude pipeline right-of-way agreements;
- some of our underground and above-ground storage tanks; and
- some of our refinery piping and heaters, that are wrapped in material containing asbestos.

We use a discounted cash flow model to calculate the fair value of the asset retirement obligations. Key assumptions we use in estimating the fair value of these obligations are:

- settlement date occurs at the end of the economic useful life; and
- settlement prices are estimated using consultant proposals and third-party contractor invoices for substantially equivalent work and a market risk premium to cover uncertainties and unforeseeable circumstances.

Changes in current economic conditions, assumptions regarding the timing and amounts of cash flows, or fair market value estimates could result in a change in the obligation in the future.

For a discussion of our asset retirement obligations, see Note 7 to our Consolidated Financial Statements in Item 8.

Pension and Post-Retirement Plans

We have a defined benefit retirement plan ("Cash Balance Plan") and a post-retirement medical plan ("Retiree Medical Plan") for our Yorktown employees.

The plan obligations and related assets of our pension and post-retirement plans are presented in Note 13 to our Consolidated Financial Statements. Plan assets, which consist of equity and debt securities, are valued using market prices. Plan obligations and the annual pension and post-retirement medical expense are determined by independent actuaries and are based on a number of assumptions. The key assumptions used in measuring the plan obligations include:

- discount rate;
- long-term rate of return on plan assets; and
- healthcare cost trend rates.

Changes in our actuarial assumptions used in calculating our pension and other postretirement benefit liability and expense can have a significant impact on our earnings and financial position. We review these assumptions on an annual basis and adjust them as necessary.

The following chart reflects the sensitivities that a change in certain actuarial assumptions for our Cash Balance Plan would have had on the 2005 projected benefit obligation, our 2005 reported pension liability on our Consolidated Balance Sheet, and our 2005 reported pension expense on our Consolidated Statement of Operations:

	Increase/(Decrease)		
Actuarial Assumption(a)	Impact on Projected Benefit Obligation	Impact on Pension Liability	Impact on Pension Expense
Discount rate:			
Increase 1%	$(2,855,000)	$(323,000)	$(323,000)
Decrease 1%	2,762,000	390,000	390,000
Expected long-term rate of return on plan assets:			
Increase 1%	—	(32,000)	(32,000)
Decrease 1%	—	32,000	32,000

(a) Each fluctuation assumes that the other components of the calculation are held constant.

The following chart reflects the sensitivities that a change in certain actuarial assumptions for our Retiree Medical Plan would have had on the 2005 accumulated postretirement benefit obligation on our Consolidated Balance Sheet and our 2005 reported postretirement benefit expense on our Consolidated Statement of Operation:

	Increase/(Decrease)	
Actuarial Assumption(a)	Impact on Accumulated Postretirement Benefit Obligation	Impact on Other Postretirement Benefit Expense
Discount rate:		
Increase 1%	$(594,000)	$(50,000)
Decrease 1%	737,000	90,000
Health care cost trend rate(b):		
Increase 1%	38,000	6,000
Decrease 1%	(38,000)	(7,000)

(a) Each fluctuation assumes that the other components of the calculation are held constant.

(b) This assumes a 1% change in the initial and ultimate health care cost trend rate.

Inventories

Our inventories are stated at the lower of cost or market. Costs for crude oil and refined products produced by the refineries are determined by the last-in, first-out ("LIFO") method. Under this method, the most recent acquisition costs are charged to cost of sales, and inventories are valued at the earliest acquisition costs. We selected this method because we believed it more accurately reflects the cost of our current sales. The use of this method results in reported earnings that can differ significantly from those that might be reported under a different inventory method such as the first-in, first-out ("FIFO") method. Under the FIFO method, the earliest acquisition costs are charged to cost of sales and inventories are valued at the latest acquisition costs. In addition, the use of the LIFO inventory method may result in increases or decreases to cost of sales in years that inventory volumes decline as the result of charging cost of sales with LIFO inventory costs generated in prior periods. In periods of rapidly declining prices, LIFO inventories may have to be written down to market value due to the higher costs assigned to LIFO volumes in prior periods. Market value is determined based on estimated selling prices less applicable refining, transportation and other selling costs, generally for the month subsequent to the end of the reporting period. This topic is further discussed in Note 2 to our Consolidated Financial Statements included in Item 8.

The Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board ("FASB"), under Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty, reached a consensus in September 2005 that some or all of such buy/sell arrangements should be accounted for at historical cost pursuant to the guidance in paragraph 21(a) of Accounting Principles Board ("APB") Opinion No. 29, "Accounting for Nonmonetary Transactions". Our buy/sell arrangements with a single counterparty are reported on a net basis and, accordingly, we believe we are in compliance with this EITF. The net proceeds for these type of transactions were approximately $11 million, $7 million and $5 million in 2005, 2004, and 2003, respectively.

In November 2004, FASB issued SFAS 151, "Inventory Costs — An Amendment of ARB No. 43, Chapter 4", which is effective for fiscal years beginning after June 15, 2005. This Statement requires that idle capacity expense, freight, handling costs, and wasted materials (spoilage), regardless of whether these costs are considered abnormal, be treated as current period charges. In addition, this statement requires that allocation of fixed overhead to the costs of conversion be based on the normal capacity of the production facilities. We have not yet determined the impact of this pronouncement on our financial statements.

In December 2004, the FASB issued SFAS 153, "Exchanges of Nonmonetary Assets — An Amendment of APB Opinion 29". The basic principle in Opinion 29 provides that nonmonetary exchanges should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, provides an exception to this principle if the exchange involves similar productive assets. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. We do not expect this pronouncement to have a material impact on our financial statements.

Results of Operations

Our recent financial information is summarized in Selected Financial Data in Item 6. The following discussion of our Results of Operations should be read in conjunction with the Consolidated Financial Statements and related notes thereto included in Item 8, primarily Note 16.

Below is operating data for our operations:

	Year Ended December 31,		
	2005	2004	2003
Refining Group Operating Data:			
Four Corners Operations:			
Crude Oil/NGL Throughput (BPD)	29,382	28,281	30,552
Refinery Sourced Sales Barrels (BPD)	28,516	27,355	29,900
Average Crude Oil Costs ($/Bbl)	$ 55.01	$ 39.31	$ 29.32
Refining Margin ($/Bbl)	$ 14.03	$ 8.96	$ 8.81
Yorktown Operations:			
Crude Oil Throughput (BPD)	60,973	58,913	57,672
Refinery Sourced Sales Barrels (BPD)	62,667	60,999	58,931
Average Crude Oil Costs ($/Bbl)	$ 51.95	$ 37.39	$ 29.79
Refining Margin ($/Bbl)	$ 8.72	$ 5.60	$ 4.07
Retail Group Operating Data:			
(Continuing operations only)			
Fuel Gallons Sold (000's)	162,637	156,917	148,605
Fuel Margin ($/gal)	$ 0.19	$ 0.18	$ 0.20
Merchandise Sales ($ in 000's)	$140,422	$134,013	$127,009
Merchandise Margin	27%	24%	29%
Operating Retail Outlets at Year End:	123	123	123
Wholesale Group Operating Data:			
Phoenix Fuel:			
Fuel Gallons Sold (000's)	479,083	473,009	429,198
Fuel Margin ($/gal)	$ 0.07	$ 0.05	$ 0.05
Lubricant Sales ($ in 000's)	$ 33,981	$ 30,957	$ 24,475
Lubricant Margin	16%	13%	15%
Dial Oil:(1)			
Fuel Gallons Sold ($ in 000's)	53,453	—	—
Fuel Margin ($/Gallon)	$ 0.15	—	—
Lubricant Sales ($ in 000's)	$ 12,327	—	—
Lubricant Margin	15%	—	—
Merchandise Sales ($ in 000's)	$ 4,542	—	—
Merchandise Margin(2)	28%	—	—
Operating Retail Outlets at Period End	12	—	—

(1) Acquired on July 12, 2005.

(2) Includes only retail store merchandise sales.

The comparability of our continuing results of operations for the year ended December 31, 2005 with the year ended December 31, 2004 is affected by, among others, the following factors:

- stronger combined net refining margins for our refineries in 2005, due to, among other things:
  - increased finished product demand;
  - increased sales in our Tier 1 markets;
  - reduced imports of foreign gasoline, due to a reduction in gasoline sulfur limits;

- elimination of MTBE in Connecticut, New York, and California; and
- tight finished product supply in certain of our market areas.
- the processing of lower priced acidic crude oils at our Yorktown refinery, including crude oil purchased under our supply agreement with Statoil that began deliveries in late February 2004;

- stronger finished product margins for our Phoenix Fuel operations in 2005, due to, among other things:
  - increased finished product demand; and
  - tight finished product supplies in our Phoenix market.
- the acquisition of Dial Oil in July 2005;
- the shutdown of the alkylation unit at our Ciniza refinery as a result of the fire that occurred on April 8, 2004, which resulted in the alkylation unit being out of operation from April 8, 2004 to September 1, 2004;
- a scheduled turnaround, which started early as a result of the fire discussed above, at the Ciniza refinery, which resulted in the refinery being out of operation from April 8, 2004 to May 9, 2004 (except the alkylation unit, which was not repaired and restarted until September 1, 2004);
- an unplanned shutdown at the Yorktown refinery as a result of a fire that occurred at the plant in November 2005; and
- higher throughput volumes at the Yorktown refinery due to the delayed completion of refinery upgrades toward the end of 2004 to process additional higher-acid crude oil and unrelated operating problems with two units that were resolved by early January 2005.

Comparison of the Years Ended December 31, 2005 and December 31, 2004

Earnings (Loss) From Continuing Operations Before Income Taxes

Our earnings from continuing operations before income taxes increased $146,055,000 for the year ended December 31, 2005. This increase was primarily due to the following:

- an increase in operating earnings before corporate allocations from our refinery operations of $111,634,000 primarily due to higher margins;
- a $8,422,000 decrease in interest expense due to our refinancing transactions in 2005;
- a decrease of $8,482,000 in costs associated with early debt extinguishment; and
- an increase in our retail and wholesale operations fuel volumes and margin as a result of improved market conditions.

This increase was partially offset by the following:

- a $29,793,000 increase in operating expenses primarily due to higher purchased fuel costs and increased repairs and maintenance expenditures at our refineries.

Yorktown Refinery

Our Yorktown refinery operated at an average throughput rate of approximately 61,000 barrels per day in 2005, compared to 58,900 barrels per day in 2004.

Revenues for our Yorktown refinery increased in 2005 primarily due to higher finished product prices as a result of favorable market conditions and an increase in volumes sold.

Refining margins for 2005 were $8.72 per barrel as compared to $5.60 per barrel for the same period in 2004. This increase was primarily due to increased demand, lower imports of finished products into the East

Coast, lower nationwide production due to the damage to refineries done by Hurricanes Katrina and Rita, and limited refining capacity in the United States.

Operating expenses increased in 2005 primarily due to the following:

- increased maintenance costs primarily related to tank inspections and repairs and coker unit repairs;
- increased operating costs due to higher volumes, higher electrical costs, and higher purchased costs of natural gas; and
- increased chemical and catalyst costs, primarily related to higher cost catalyst required to meet more stringent sulfur reduction requirements.

Depreciation and amortization expense increased in 2005 primarily due to the amortization of certain refinery turnaround costs and depreciation of additional capitalized costs incurred in 2004.

As discussed more fully under the heading Raw Material Supply in Items 1 and 2 of Part I, in February 2004, we entered into a long-term crude ôil supply agreement with Statoil. We believe our ability to process this higher acid crude oil will reduce our crude oil costs, improve our high-value product output, and contribute significantly to higher earnings. We believe this agreement will improve our competitiveness and reduce the impact of pricing volatility on our refinery margins.

Four Corners Refineries

Our Four Corners refineries operated at an average throughput rate of approximately 29,400 barrels per day in 2005 and 28,300 barrels per day in 2004.

Revenues increased in 2005 primarily due to significantly higher finished product prices as a result of favorable market conditions and an increase in volumes sold.

Refining margins in 2005 were $14.03 per barrel as compared to $8.96 per barrel for the same period in 2004. The increase in 2005 was primarily due to increased demand, lower imports of finished products into the West Coast, lower nationwide production due to the damage to refineries done by Hurricanes Katrina and Rita, and limited refining capacity in the United States.

Operating expenses increased in 2005 primarily due to increased employee costs, higher purchased fuel costs, and increased repairs and maintenance expenditures.

Depreciation and amortization expense for our Four Corners refineries increased in 2005 primarily due to additional depreciable assets that were placed in service during the fourth quarter of 2004.

Retail Group

Revenues for our retail group increased in 2005 primarily due to an increase in finished product selling prices and an increase in fuel volumes sold.

Average fuel margin was $0.19 per gallon in 2005 as compared to $0.18 per gallon for the same period in 2004 primarily due to improved market conditions. Fuel volumes sold in 2005 increased by 4% as compared to the same period a year ago due to improved market conditions.

Average merchandise margin was 27% in 2005 as compared to 24% in 2004. The increase in merchandise margins was primarily due to, among other factors, lower rebates in 2004.

Operating expenses for our retail group increased in 2005 primarily due to an increase in higher employee costs, bank charges and additional rent expenses incurred in our operations.

Depreciation and amortization expense for our retail group increased in 2005 primarily due to additional amortization of our leasehold improvements.

Wholesale Group

Phoenix Fuel

Gasoline and diesel fuel volumes sold by Phoenix Fuel remained flat in 2005. Average gasoline and diesel fuel margins for Phoenix Fuel were $0.07 per gallon for 2005 and were $0.05 per gallon for 2004 due to favorable market conditions.

Revenues for Phoenix Fuel increased in 2005 primarily due to a 26% increase in finished product selling prices as a result of improved market conditions.

Our Phoenix Fuel finished product margins increased in 2005 as compared to 2004 primarily due to improved market conditions.

Operating expenses for Phoenix Fuel increased in 2005 as compared to 2004 primarily as a result of higher transportation costs.

Dial Oil

No comparative analysis is presented for Dial Oil because it was acquired in the third quarter of 2005 and no prior period statistics are included above.

Selling, General and Administrative Expenses (SG&A)

For the year ended December 31, 2005, SG&A expenses increased approximately $7,339,000 or 19% to $45,173,000 from $37,834,000 in the comparable 2004 period. The increase was primarily due to:

- higher management incentive bonuses associated with improved company financial performance; and
- additional expenses incurred in relation to our 401(k) plan.

These increases were partially offset by:

- a reduction in costs related to our self-insured health plan due to improved claims experience; and
- lower legal costs as a result of legal expense reimbursements from our insurance carriers.

Interest Expense

For the year ended December 31, 2005, interest expense decreased approximately $8,422,000 or 26% to $24,485,000 from $32,907,000 in the comparable 2004 period as a result of our refinancing transactions in 2005. See Note 8 to our Consolidated Financial Statements included in Item 8 for a further description of these transactions.

Net Loss on the Disposal/ Write-Down of Assets

For the year ended December 31, 2005, we recorded a net loss of $1,009,000 on the disposal of assets. This loss was primarily due to a write-down of $1,284,000 relating to our secondary crude tower at Ciniza, partially offset by gains of $275,000 on sales of assets in the ordinary course of business. For the year ended December 31, 2004, we recorded a net loss of $161,000 on the disposal of assets. This included losses totaling $65,000 on the sale of vacant land and losses totaling $96,000 incurred as a result of sales and write-downs of other assets in the ordinary course of business.

Income Taxes from Continuing Operations

The effective tax rate for the year ended December 31, 2005 was approximately 39.9%. The effective tax rate for the year ended December 31, 2004 was approximately 39.5%.

Discontinued Operations

Discontinued operations include the operations of some of our retail service station/convenience stores. See Note 5 to our Consolidated Financial Statements included in Item 8 for additional information relating to these operations.

Outlook

Due to market conditions, our current refining margins at Yorktown are weaker than at the same time last year and refining margins at our Four Corners refineries are currently higher than the same time last year. As a result of the November 25, 2005 fire at our Yorktown refinery, the refinery has not returned to full production. For further information regarding the Yorktown refinery fire, its impact on our operations, and possible related insurance recoveries, see the discussion of the Yorktown Refinery Fire Incident in Items 1 and 2, the discussion contained in Item 1A, and the information regarding commitments and contingencies in Note 17.

Our wholesale group continues to experience growth in fuel volumes, but is experiencing lower margins as compared to the same time last year.

Our retail operations are continuing to experience growth in both merchandise and fuel sales on a comparable store basis. Recently, fuel margins within our retail operations have improved in comparison to the same time last year, while merchandise margins have remained stable.

Our businesses are very volatile and there can be no assurance that currently existing conditions will continue for any of our business segments.

Comparison of the Years Ended December 31, 2004 and December 31, 2003

Earnings (Loss) From Continuing Operations Before Income Taxes

Our earnings from continuing operations before income taxes increased $6,690,000 for the year ended December 31, 2004. This increase was, among other things, primarily due to the following:

- an increase in operating earnings before corporate allocations from our refinery operations of $19,695,000 primarily due to higher margins;
- a 10% increase in fuel volumes sold by Phoenix Fuel and slightly higher margins;
- a $6,086,000 decrease in interest expense due to our refinancing transactions in 2004; and,
- a $3,907,000 gain from an insurance settlement due to a fire incident.

This increase was partially offset by the following:

- an $11,811,000 increase in operating expenses;
- a 8.5% decline in fuel volumes sold from our Four Corners refineries;
- $10,564,000 of costs incurred and write-offs of $4,885,000 of previously deferred financing costs and original issue discount that were related to early extinguishment of part of our long-term debt as a result of the refinancing transactions in 2004; and
- a 17% decline in our retail group's merchandise margin due to, among other things, an inventory reduction and lower rebates.

Yorktown Refinery

Our Yorktown refinery operated at an average throughput rate of approximately 58,900 barrels per day in 2004, compared to 57,700 barrels per day in 2003. This increase was primarily due to the shutdowns that occurred in 2003, which reduced our throughput rates in 2003.

Revenues for our Yorktown refinery increased in 2004 primarily due to increases in volume and price per barrel sold.

Refining margins for 2004 were $5.60 per barrel as compared to $4.07 per barrel for the same period in 2003. This increase was primarily due to increased demand, lower imports into the East Coast of finished products, lower nationwide production due to a number of turnarounds performed at refineries operated by others, and limited refining capacity in the United States.

Operating expenses increased in 2004 primarily due to the following:

- higher maintenance costs primarily related to tank inspections and repairs and coker unit repairs;
- higher operating costs due to higher volumes, higher electrical costs and higher purchased costs of natural gas;
- higher chemical and catalyst costs, primarily related to higher cost catalyst required to meet more stringent sulfur reduction requirements; and
- higher payroll and related costs, due in part to the capitalization of certain wages in the first half of 2003 (primarily due to turnaround activity) and increased group medical insurance premiums and worker's compensation costs.

Depreciation and amortization expense increased in 2004 primarily due to the amortization of certain refinery turnaround costs incurred in 2003.

As discussed more fully under the heading "Raw Material Supply" in Items 1 and 2 of Part I, in February 2004, we entered into a long-term crude oil supply agreement with Statoil. We believe our ability to process this higher acid crude oil will reduce our crude oil costs, improve our high-value product output, and contribute significantly to higher earnings. We believe this agreement will improve our competitiveness and reduce the impact of pricing volatility on our refining margins.

Four Corners Refineries

Our Four Corners refineries operated at an average throughput rate of approximately 28,300 barrels per day in 2004 and 30,600 barrels per day in 2003. The decrease was primarily due to the reduced availability of crude oil.

Revenues increased in 2004 primarily due to significantly higher prices, partially offset by lower volume. Sales volumes were reduced in 2004 because of lower crude oil supplies, the Ciniza fire that occurred on April 8, 2004, and a turnaround at Ciniza.

Refining margins in 2004 were $8.96 per barrel as compared to $8.81 per barrel for the same period in 2003. The increase in 2004 was primarily due to increased demand, lower imports into the West Coast of finished products, lower nationwide production due to the number of turnarounds performed at refineries operated by others, and limited refining capacity in the United States.

Operating expenses increased in 2004 primarily due to increased maintenance required for the Bloomfield refinery.

Depreciation and amortization expense for our Four Corners refineries increased slightly in 2004 primarily due to additional depreciable assets that were placed in service.

Retail Group

Revenues for our retail group increased in 2004 primarily due to an increase in finished product selling prices. Similarly, cost of products sold for our retail group increased in 2004 primarily due to an increase in finished product purchase prices.

Average fuel margin was $0.18 per gallon in 2004 as compared to $0.20 per gallon for the same period in 2003 primarily due to market conditions and higher cost of finished products. Fuel volumes sold in 2004 increased by 6% as compared to the same period a year ago due to market conditions.

Average merchandise margin was 24% in 2004 as compared to 29% in 2003. This decrease was due to an inventory reduction and lower rebates from suppliers during 2004 as compared to 2003.

Operating expenses for our retail group decreased in 2004 primarily due to a reduction in payroll and related costs.

Depreciation and amortization expense for our retail group decreased in 2004 primarily due to some retail assets becoming fully depreciated.

Phoenix Fuel

Gasoline and diesel fuel volumes sold by Phoenix Fuel increased by 10% in 2004. Average gasoline and diesel fuel margins for Phoenix Fuel were $0.05 per gallon for 2004 and 2003.

Revenues for Phoenix Fuel increased in 2004 primarily due to a 25% increase in finished product selling prices and a 10% increase in finished product volumes sold. Finished product sales volumes increased primarily due to marketing efforts to attract new customers and increased sales to existing customers because of increased demand and expanded customer operations.

Our Phoenix Fuel finished product margins increased slightly in 2004.

Operating expenses for Phoenix Fuel increased in 2004 primarily as a result of higher payroll and related costs due to higher sales volumes, and higher transportation costs due to expanded fleet expenses, which were also related to higher sales volumes.

Selling, General and Administrative Expenses (SG&A) from Continuing Operations

For the year ended December 31, 2004, SG&A expenses increased approximately $7,217,000 or 24% to $37,834,000 from $30,617,000 in the comparable 2003 period. The increase was primarily due to:

- higher management incentive bonuses associated with improved company financial performance;
- higher litigation reserves; and
- increased costs associated with complying with the Sarbanes-Oxley Act.

These increases were partially offset by a reduction in costs related to our self-insured health plan due to improved claims experience.

Interest Expense

For the year ended December 31, 2004, interest expense decreased approximately $6,086,000 or 16% to $32,907,000 from $38,993,000 in the comparable 2003 period as a result of our refinancing transactions in 2004. See Note 8 to our Consolidated Financial Statements included in Item 8 for a further description of these transactions.

Net (Gain) Loss on the Disposal/ Write-Down of Assets

For the year ended December 31, 2004, we recorded a net loss of $161,000 on the disposal of assets. This included losses totaling $65,000 on the sale of vacant land and losses totaling $96,000 incurred as a result of sales and write-downs of other assets in the ordinary course of business. For the year ended December 31, 2003, we recorded net losses on the disposal/write-down of assets of $1,837,000. This amount includes the write-off of $901,000 of capitalized costs relating to a capital project associated with our Four Corners refinery operations, which management determined was no longer viable after completing an ongoing evaluation, impairment write-downs totaling $796,000 related to various retail assets and vacant land, and net losses totaling $140,000 related to other asset sales and write-offs.

Income Taxes from Continuing Operations

The effective tax rate for the year ended December 31, 2004 was approximately 39.5%. The effective tax rate for the year ended December 31, 2003 was approximately 39.2%.

Discontinued Operations

Discontinued operations include the operations of some of our retail service station/convenience stores and our travel center, which was sold on June 19, 2003. See Note 5 to our Consolidated Financial Statements included in Item 8 for additional information relating to these operations.

Liquidity and Capital Resources

Capital Structure

At December 31, 2005 we had long-term debt of $274,864,000. At December 31, 2004 our long-term debt was $292,759,000.

The amount at December 31, 2005 includes:

- $150,000,000 before discount, of 8% Senior Subordinated Notes due 2014; and
- $130,001,000 before discount, of 11% Senior Subordinated Notes due 2012.

The amount at December 31, 2004 includes:

- $150,000,000 before discount, of 8% Senior Subordinated Notes due 2014; and
- $148,829,000 before discount, of 11% Senior Subordinated Notes due 2012.

As discussed in more detail in Note 8 to our Consolidated Financial Statements included in Item 8, we completed the refinancing of a portion of our long-term debt in the second quarter of 2005. As part of the refinancing, we completed the following:

- the sale of 1,000,000 shares of our common stock; and
- a redemption of approximately $18,828,000 of our 11% senior subordinated notes.

In connection with these transactions, we incurred and expensed $2,082,000 of costs associated with early debt extinguishment, and we wrote off $1,009,000 of previously deferred financing costs and original issue discount.

At December 31, 2005, our long-term debt was 40.7% of total capital. At December 31, 2004, it was 57.5%. Our net debt (long-term debt, net of current portion less cash and cash equivalents) to total capitalization (long-term debt, net of current portion less cash and cash equivalents plus total stockholders' equity) percentage at December 31, 2005, was 21.7%. At December 31, 2004, this percentage was 55.4%. The decrease in each percentage is primarily related to an increase in cash provided by operating activities during 2005, the reduction in long-term debt during 2005 and the issuance of additional shares of our stock as discussed in more detail in Note 8 to our Consolidated Financial Statements included in Item 8.

At December 31, 2005, we also had a $175,000,000 revolving credit facility that we entered into on June 27, 2005. The credit facility amended and restated a similar credit facility. This amendment, among other things, extends the maturity of the facility for an additional three years and increased the maximum amount that we may borrow from $100,000,000 to $175,000,000. This amendment also reduces our existing borrowing and letter of credit costs and relaxes some of the covenants in the credit facility. Due to this amendment, we also incurred financing costs in connection with our credit facility that have been deferred and are being amortized over the term of the facility. We also expanded the size of our bank group to accommodate a much larger credit facility should it become useful. For a further discussion of this matter, see Note 8 to our Consolidated Financial Statements included in Item 8.

The credit facility is primarily a working capital and letter of credit facility. At December 31, 2005, we had no direct borrowings outstanding under the facility and $66,771,000 of letters of credit outstanding. At December 31, 2004, we had no direct borrowings outstanding under the previous facility and $12,068,000 of letters of credit outstanding.

As described in more detail in Note 8 to our Consolidated Financial Statements included in Item 8, the indentures governing our notes and our credit facility contain restrictive covenants and other terms and conditions that if not maintained, if violated, or if certain conditions are met, could result in default, affect our ability to borrow funds, make certain payments, or engage in certain activities. A default under any of the notes or the credit facility could cause such debt, and by reason of cross-default provisions, our other debt to become immediately due and payable. If we are unable to repay such amounts, the lenders under our credit facility could proceed against the collateral granted to them to secure that debt. If our lenders accelerate the payment of the credit facility, we cannot provide assurance that our assets would be sufficient to pay that debt and other debt or that we would be able to refinance such debt or borrow more money on terms acceptable to us, if at all. Our ability to comply with the covenants, and other terms and conditions, of the indentures and the credit facility may be affected by many events beyond our control. For example, higher than anticipated capital expenditures or a prolonged period of low refining margins could have a negative impact on our ability to borrow funds and to make expenditures and could have an adverse impact on compliance with our covenants. We cannot provide assurance that our operating results will be sufficient to allow us to comply with the covenants.

Our level of debt and these covenants may, among other things:

- limit our ability to use cash flow, or obtain additional financing, for future working capital needs, capital expenditures, acquisitions or other general corporate purposes;
- restrict our ability to pay dividends or purchase shares of our common stock;
- require a substantial portion of our cash flow from operations to make interest payments;
- limit our flexibility to plan for, or react to, changes in business and industry conditions;
- place us at a competitive disadvantage compared to less leveraged competitors; and
- increase our vulnerability to the impact of adverse economic and industry conditions and, to the extent of our outstanding debt under our floating rate debt facilities, the impact of increases in interest rates.

If we are unable to:

- generate sufficient cash flow from operations;
- borrow sufficient funds to service our debt; or
- meet our working capital and capital expenditure requirements,

then, due to borrowing base restrictions, increased letter of credit requirements, or otherwise, we may be required to:

- sell additional assets;
- reduce capital expenditures;
- refinance all or a portion of our existing debt; or
- obtain additional financing.

We cannot provide assurance that we will be able to do any of these things on terms acceptable to us, or at all.

We presently have senior subordinated ratings of "B3" from Moody's Investor Services and "B—" from Standard & Poor's.

Cash Flow From Operations

Our cash flow from operations depends primarily on producing and selling quantities of refined products at margins sufficient to cover fixed and variable expenses. In recent years, crude oil costs and prices of refined products have fluctuated substantially. These costs and prices depend on numerous factors, including:

- the supply of and demand for crude oil, gasoline and other refined products;
- changes in the U.S. economy;
- changes in the level of foreign and domestic production of crude oil and refined products;
- worldwide political conditions;
- the extent of government laws; and
- local factors, including market conditions, pipeline capacity, and the level of operations of other refineries in our markets.

Our crude oil requirements are supplied from sources that include major oil companies, large independent producers, and smaller local producers. Except for our long-term supply agreement with Statoil, our crude oil supply contracts are generally relatively short-term contracts. These contracts generally contain market-responsive pricing provisions. An increase in crude oil prices could adversely affect our operating margins if we are unable to pass along the increased cost of raw materials to our customers.

Our sale prices for refined products are influenced by the commodity price of crude oil. Generally, an increase or decrease in the price of crude oil results in a corresponding increase or decrease in the price of gasoline and other refined products. The timing of the relative movement of the prices, however, as well as the overall change in product prices, could reduce profit margins and could have a significant impact on our refining and marketing operations, earnings, and cash flows. In addition, we maintain inventories of crude oil, intermediate products, and refined products, the values of which are subject to rapid fluctuation in market prices. Price level changes during the period between purchasing feedstocks and selling the manufactured refined products could have a significant effect on our operating results. Any long-term adverse relationships between costs and prices could impact our ability to generate sufficient operating cash flows to meet our working capital needs.

Moreover, the industry is highly competitive. Many of our competitors are large, integrated oil companies which, because of their more diverse operations, larger refineries, stronger capitalization and better brand name recognition, may be better able than we are to withstand volatile industry conditions, including shortages or excesses of crude oil or refined products or intense price competition at the wholesale and retail levels. Because some of our competitors' refineries are larger and more efficient than our refineries, these refineries may have lower per barrel crude oil refinery processing costs.

Our ability to borrow funds under our current revolving credit facility could be adversely impacted by low product prices that could reduce our borrowing base related to eligible accounts receivable and inventories. In addition, the structuring of the Statoil supply agreement results in a lower availability of funds under the borrowing base calculation of our credit facility, however, because of the terms of the Statoil agreement, our borrowing needs have been reduced. Our debt instruments also contain restrictive covenants that limit our ability to borrow funds if certain thresholds are not maintained. See the discussion above in Capital Structure for further information relating to these loan covenants.

We anticipate that working capital, including that necessary for capital expenditures and debt service, will be funded through existing cash balances, cash generated from operating activities, existing credit facilities, and, if necessary, future financing arrangements. Future liquidity, both short and long-term, will continue to be primarily dependent on producing or purchasing, and selling, sufficient quantities of refined products at margins sufficient to cover fixed and variable expenses. Based on the current operating environment for all of our operations and our anticipated borrowing capacity, we believe that we will have sufficient working capital to meet our needs over the next 12-month period.

Working Capital

Working capital at December 31, 2005 consisted of current assets of $442,355,000 and current liabilities of $208,508,000, or a current ratio of 2.12:1. At December 31, 2004, the current ratio was 1.80:1, with current assets of $232,005,000 and current liabilities of $128,833,000.

Capital Expenditures and Resources

Cash used for capital expenditures totaled approximately $70,659,000 for the year ended December 31, 2005 and $58,671,000 for the year ended December 31, 2004. Expenditures for 2005 were primarily for building and revamping our refinery units to comply with the low sulfur fuel regulatory requirements and the Yorktown consent decree. For a further discussion of these matters, see the related discussions in Risk Factors in Item 1A and in Note 17 to our Consolidated Financial Statements in Item 8. Expenditures for 2004 were primarily for rebuilding the alkylation unit that was damaged by the fire at our Ciniza refinery on April 8, 2004, upgrades at our Yorktown refinery required to process additional volumes of higher acid crude oil, a turnaround at our Ciniza refinery, and the purchase of a hydrogen plant for our Yorktown refinery.

We received proceeds of approximately $4,526,000 from the sale of property, plant and equipment and other assets in 2005 and $11,823,000 in 2004. Proceeds received in 2005 primarily were from the sale of a property in the ordinary course of business and one store that was classified as asset held for sale. We also received approximately $3,688,000 and $6,612,000 of insurance proceeds due to the fire incident at Ciniza in 2005 and 2004, respectively.

On August 1, 2005, we acquired an idle crude oil pipeline running from Jal, New Mexico to Bisti, New Mexico and related assets from Texas-New Mexico Pipe Line Company. This pipeline is connected to our existing pipeline network that directly supplies crude oil to the Bloomfield and Ciniza refineries. We have begun testing the pipeline and taking other actions related to placing it in service. Unless currently unanticipated obstacles are encountered, we anticipate the pipeline will become operational before the end of 2006.

On July 12, 2005, we acquired 100% of the common shares of Dial Oil Co. ("Dial Oil"). We funded this acquisition with cash on hand. Dial Oil is a wholesale distributor of gasoline, diesel and lubricants in the Four Corners area of the Southwest. Dial Oil also owns and operates 12 service stations/convenience stores. Dial Oil's assets include bulk petroleum distribution plants, cardlock fueling locations, and a fleet of truck transports.

We continue to monitor and evaluate our assets and may sell additional non-strategic or underperforming assets that we identify as circumstances allow. We also continue to evaluate potential acquisitions in our strategic markets, including retail lease arrangements.

As part of the Yorktown refinery acquisition in 2002, we agreed to pay to the sellers earn-out payments based on certain market value factors up to a maximum of $25,000,000. This requirement was satisfied in the third quarter of 2004. For a further discussion of these earn-out payments see Note 4 to our Consolidated Financial Statements in Item 8.

In prior years, we initiated two capital projects relating to our Four Corners refinery operations, and capitalized approximately $2,900,000 of costs associated with these projects. In the third quarter of 2003, we completed an ongoing evaluation of these projects and wrote off $901,000 of capitalized costs relating to one capital project after determining that it was no longer viable. In the third quarter of 2005, we wrote off $1,300,000 of capitalized costs of certain refinery assets relating to one of these capital projects as we significantly changed the extent to which these assets were to be used. We currently anticipate that the other capital project in the approximate amount of $1,600,000 will be completed in the third quarter of 2006. The project is intended to enhance operations at the Ciniza refinery.

We have budgeted to spend up to approximately $201,000,000 for capital expenditures in 2006 excluding any potential acquisitions. Of this amount, approximately $116,000,000 is for the completion of projects that were started in 2005. Approximately $122,000,000 is budgeted for capital projects to produce motor fuel that will comply with low sulfur standards. Approximately $23,000,000 is budgeted for capital projects due to the Yorktown refinery fire incident. We believe a significant amount of these expenditures will be reimbursed by insurance. In addition, approximately $40,000,000 is budgeted for non-discretionary projects that are required by law or regulation or to maintain the physical integrity of existing assets. Another $19,000,000 is budgeted for discretionary projects to sustain or enhance the current level of operations, increase earnings associated with existing or new businesses, and to expand existing operations. Our budget also includes $6,000,000 for capital expenditure contingencies.

Much of the capital currently budgeted for environmental compliance is integrally related to operations or to operationally required projects. We do not specifically identify capital expenditures related to such projects on the basis of whether they are for environmental as opposed to economic purposes. With respect to our operating expenses for environmental compliance, while records are not kept specifically identifying or allocating such expenditures, we believe that we incur significant operating expense for such purposes. For further discussion of projects that we will be undertaking in order to comply with environmental requirements and associated capital expenditures, including our plans to comply with the previously discussed low sulfur standards, see the related discussions under the caption Regulatory and Environmental Matters included in Items 1 and 2, in Risk Factors in Item 1A, below under the caption Clean Fuels and Settlement Agreements Expenditures, and in Note 17 to our Consolidated Financial Statements in Item 8.

We continue to investigate other capital improvements to our existing facilities. The amount of capital projects that are actually undertaken in 2006 will depend on, among other things, general business conditions and results of operations.

Changes in the tax laws and changes in federal and state environmental laws also may increase future capital and operating expenditure levels.

We intend to fund the projects described above through our operating cash flows, cash on hand, and if necessary, our revolving credit facility. If these sources are insufficient, we may need to secure additional financing, access the public debt and equity markets, or sell assets. We cannot assure you that these sources will be available.

Long-Term Commitments

Included in the table below is a list of our obligations to make future payments under contracts and other agreements, as well as certain other contingent commitments.

	Payments Due						
	Total	2006	2007	2008	2009	2010	All Remaining Years
	(In thousands)						
Long-Term Debt*	$ 280,001	$ —	$ —	$ —	$ —	$ —	$280,001
Operating Leases	55,991	8,633	7,641	6,715	5,374	4,148	23,480
Purchase Obligations:							
Raw material purchases	2,937,129	1,044,042	887,842	841,474	163,771	—	—
Services	25,916	25,591	75	75	75	75	25
Total	3,299,037	1,078,266	895,558	848,264	169,220	4,223	303,506
Other Long-Term Obligations:							
Aggregate environmental reserves**	4,941	2,907	888	48	48	38	1,012
Pension obligations	3,375	3,375	—	—	—	—	—
Aggregate litigation reserves	990	990	—	—	—	—	—
Interest obligations	194,950	26,300	26,300	26,300	26,300	26,300	63,450
Total	204,256	33,572	27,188	26,348	26,348	26,338	64,462
Total Obligations	$3,503,293	$1,111,838	$922,746	$874,612	$195,568	$30,561	$367,968

* Excluding original issue discount.

** Takes into account amounts that others are contractually obligated to pay us.

The amounts set out in the table, including payment dates, are our best estimates at this time, but may vary as circumstances change or we become aware of additional facts.

Raw material and finished product purchases were determined by multiplying contract volumes by the price determined under the contract as of December 31, 2005. The contracts underlying these calculations all have variable pricing arrangements.

The above table does not include amounts for outstanding purchase orders at December 31, 2005, amounts under contracts that are cancelable by either party upon giving notice, and amounts under agreements that are based on a percentage of sales, such as credit card processing fees.

We cannot determine our future pension expenditures beyond 2006. We are obligated to make a lump-sum payment to the pension retirement plan each year. Not included in the table are certain retiree medical and asset retirement obligations for which annual funding is not required. Our asset retirement obligations are discussed in more detail in Note 7 to our Consolidated Financial Statements in Item 8 and our pension plan and retiree medical plan obligations are described in more detail in Note 13.

The indentures governing our notes and our credit facility contain restrictive covenants and other terms and conditions that if not maintained, if violated, or if certain conditions are met, could result in default, early redemption of the notes, affect our ability to borrow funds, make certain payments, or engage in certain activities. A default under any of the notes or the credit facility could cause such debt, and by reason of cross-default provisions, our other debt to become immediately due and payable.

Included in the table below is a list of our commitments under our revolving credit facility.

	Amount of Commitment Expiration						
Other Commercial Commitments	**Total**	**2005**	**2006**	**2007**	**2008**	**2009**	**All Remaining Years**
			(In thousands)				
Line of Credit* (including Standby Letters of Credit)	$ —	$ —	$—	$—	$—	$—	$—
Standby Letters of Credit	66,771	66,771	—	—	—	—	—

* Standby letters of credit reduce the availability of funds for direct borrowings under the line of credit. At December 31, 2005 there were no direct borrowings under the line of credit.

The availability of letters of credit under our credit facility is $100,000,000. Our inability to post satisfactory letters of credit could constrain our ability to purchase feedstocks on the most beneficial terms.

Clean Fuels and Settlement Agreements Expenditures

The following table shows amounts we anticipate spending to meet, among other things, certain clean fuel regulations and to comply with environmental settlements, consent decrees, and other agreements with government authorities that require certain actions to be taken at our Yorktown and Four Corners refineries. The table does not include amounts for which environmental accruals have been established, which are instead included in the long-term commitments table above. For a further discussion of these environmental accruals, see Note 17 to our Consolidated Financial Statements in Item 8. These amounts are our best estimates at this time, but may vary as circumstances change or we become aware of additional facts.

Projected Capital Expenditures(1)	Amount	2005 Capital Expenditures	Remaining Projected Capital Expenditures
		(In thousands)	
Yorktown — Clean Fuels	$130,000	$35,100	$ 94,900
Four Corners — Clean Fuels	40,000	8,100	31,900
Yorktown — Sewer System	3,500	—	3,500
Yorktown Consent Decree	27,000	8,500	18,500
Four Corners Settlement Agreements	18,000	—	18,000
Total Anticipated Cash Obligations	$218,500	$51,700	$166,800

(1) Excluding accrued amounts.

The amounts shown in the above table are the high end of our estimated costs for these projects. We anticipate that the costs could be between the following ranges:

- Yorktown — Clean Fuels — $115,000,000 to $130,000,000 of which $35,100,000 was spent in 2005;
- Four Corners — Clean Fuels — $30,000,000 to $40,000,000 of which $8,100,000 was spent in 2005;
- Yorktown — Sewer System — $1,500,000 to $3,500,000, none of which has been spent yet;
- Yorktown Consent Decree — $20,000,000 to $27,000,000 of which $8,500,000 was spent in 2005; and
- Four Corners Settlement Agreements — $10,000,000 to $18,000,000, none of which has been spent yet.

During 2005, our estimate of the costs associated with the clean fuels projects increased primarily as a result of the following:

- increased costs for contractors and manufactured products as a result of increased demand arising from, among other things, the fact that the clean fuels regulations apply to the entire industry, and the need to repair damage in the Gulf Coast caused by Hurricanes Katrina and Rita;
- the scope of the projects at each of the refineries increasing, including the decision to use a higher capacity gasoline treating unit with a higher sulfur removal capability at our Yorktown refinery; and
- an increase in the cost of steel and concrete.

For a more detailed description of these matters, including the anticipated timing of the expenditures, please see the related discussions under the caption Regulatory, Environmental and Other Matters included in Items 1 and 2, in Risk Factors in Item 1A, and in Note 17 to our Consolidated Financial Statements in Item 8.

Cash Requirements

We believe we will have sufficient resources to meet our working capital requirements, including that necessary for capital expenditures and debt service, over the next 12-month period because of:

- the current operating environment for all of our operations;
- current cash balances; and
- availability of funds under our revolving credit facility.

Dividends

We currently do not pay dividends on our common stock. The board of directors will periodically review our policy regarding the payment of dividends. Any future dividends are subject to the results of our operations, declaration by the board of directors, and existing debt covenants.

Risk Management

We are exposed to various market risks, including changes in certain commodity prices and interest rates. To manage the volatility relating to these normal business exposures, we may, from time to time, use commodity futures and options contracts to reduce price volatility, to fix margins in our refining and marketing operations, and to protect against price declines associated with our crude oil and finished products inventories. Our policies for the use of derivative financial instruments set limits on quantities, require various levels of approval and require review and reporting procedures.

In 2003, we entered into various crude oil and gasoline futures contracts to economically hedge crude oil and other inventories and purchases for our Yorktown refinery operations. For the year ended December 31, 2003, we recognized losses on these contracts of approximately $1,594,000 in cost of products sold. These transactions did not qualify for hedge accounting in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, and accordingly were marked to market each month. There were no open crude oil futures contracts or other commodity derivative contracts at December 31, 2005 and December 31, 2004.

Our credit facility is floating-rate debt tied to various short-term indices. As a result, our annual interest costs associated with this debt may fluctuate. At December 31, 2005, there were no direct borrowings outstanding under this facility.

Our operations are subject to the normal hazards, including fire, explosion and weather-related perils. We maintain various insurance coverages, including business interruption insurance, subject to certain deductibles. We are not fully insured against some risks because some risks are not fully insurable, coverage is unavailable, or premium costs, in our judgment, do not justify such expenditures.

Credit risk with respect to customer receivables is concentrated in the geographic areas in which we operate and relates primarily to customers in the oil and gas industry. To minimize this risk, we perform ongoing credit evaluations of our customers' financial position and require collateral, such as letters of credit, in certain circumstances.

Environmental, Health and Safety

Federal, state and local laws relating to the environment, health and safety affect nearly all of our operations. As is the case with other companies engaged in similar industries, we face significant exposure from actual or potential claims and lawsuits involving environmental, health and safety matters. These matters include soil and water contamination, air pollution and personal injuries or property damage allegedly caused by substances made, handled, used, released or disposed of by us or by our predecessors.

Various laws govern the investigation and remediation of contamination at our current and former properties, as well as at third-party sites to which we sent wastes for disposal. We may be held liable for contamination existing at our current or former properties even though a prior operator of the site, or other third party, caused the contamination. We also may be held responsible for costs associated with contamination cleanup at third-party disposal sites even if the original disposal activities met all applicable regulatory requirements at the time. We are now engaged in a number of these remediation projects.

Our future expenditures for compliance with environmental, health and safety matters cannot be reasonably quantified for various reasons. These reasons include:

- the uncertain nature of remediation and cleanup cost estimates and methods;
- imprecise and conflicting data regarding the hazardous nature of various substances;

- the number of other potentially responsible parties involved;
- defenses that may be available to us; and
- changing environmental, health and safety laws, including changing interpretations of these laws.

We cannot give assurance that compliance with laws, investigations, enforcement proceedings, private-party claims, or cleanup requirements will not have a material adverse effect on our business, financial condition or operating results. For a further discussion of environmental, health and safety matters affecting our operations, see the discussion of these matters contained in Items 1 and 2 under the heading Regulatory and Environmental Matters, in Risk Factors in Item 1A, and in Note 17 to our Consolidated Financial Statements.

Rules and regulations implementing federal, state and local laws relating to the environment, health and safety will continue to affect our operations. We cannot predict what new environmental, health or safety legislation or regulations will be enacted or become effective in the future or how existing or future laws or regulations will be administered or enforced with respect to our products or activities. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could have an adverse effect on our financial position and operating results and could require substantial expenditures by us for, among other things:

- the installation and operation of refinery equipment, pollution control systems and other equipment not currently possessed by us;
- the acquisition or modification of permits applicable to our activities; and
- the initiation or modification of cleanup activities.

As of December 31, 2005 and 2004, we had environmental liability accruals of approximately $4,941,000 and $6,156,000, respectively, and litigation accruals in the aggregate of approximately $990,000 and $525,000, respectively. The environmental liability accruals summarized in the table below are recorded in the current and long-term sections of our Consolidated Balance Sheets. Environmental accruals are recorded in the current and long-term sections of our Consolidated Balance Sheets. See Note 17 to our Consolidated Financial Statements in Item 8 for a more detailed discussion of the more significant of these projects, as well as of other significant environmental commitments and contingencies.

Summary of Accrued Environmental Contingencies

	As of 12/31/03	Increase	Payments	As of 12/31/04	Increase	Payments	As of 12/31/05
				(In thousands)			
Yorktown Refinery	$5,916	$ —	$(1,385)	$4,531	$ 57	$(1,048)	$3,540
Farmington Refinery	570	—	—	570	—	—	570
Bloomfield Refinery	267	—	(16)	251	—	(22)	229
Bloomfield — River Terrace	—	—	—	—	259	(213)	46
West Outfall — Bloomfield	—	150	(106)	44	—	(44)	—
Bloomfield Tank Farm (Old Terminal)	67	—	(14)	53	—	(11)	42
Other Projects	772	3	(68)	707	306	(499)	514
Totals	$7,592	$153	$(1,589)	$6,156	$622	$(1,837)	$4,941

Other

In October 2004, the President of the United States signed the American Jobs Creation Act of 2004 (the "Act"), which includes energy related tax provisions that are available to small refiners, including us. Under the Act, small refiners are allowed to deduct for tax purposes up to 75% of capital expenditures incurred to comply with the highway diesel low sulfur regulations adopted by the Environmental Protection Agency. The deduction is taken in the year the capital expenditure is made. Small refiners also are allowed to claim a credit against income tax of five cents on each gallon of low sulfur diesel fuel they produce, up to a maximum of 25% of the capital costs incurred to comply with the regulations. We may be able to use this credit in 2006.

In August 2005, the President signed the Energy Policy Act of 2005 (the "Energy Act"). Under the Energy Act, refiners are allowed to deduct for tax purposes 50% of the cost of capital expenditures that increase the capacity of an existing refinery by at least 5%. The deduction is taken in the year the capital expenditure is made. We may be able to use this deduction in future years, if we have refinery projects that increase capacity. The Energy Act also requires that most refiners, blenders, and importers use more ethanol in their fuels, with an industry-wide target of 4 billion gallons in 2006 that increases to 7.5 billion gallons in 2012. Each refinery that has less than 75,000 barrels per day of crude oil capacity, however, is exempted from participation in this requirement until 2011. All of our refineries qualify for the exemption.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements are included throughout this report. These forward-looking statements are not historical facts, but only predictions, and generally can be identified by use of statements that include phrases such as "believe," "expect," "anticipate," "estimate," "could," "plan," "intend," "may," "project," "predict," "will" and terms and phrases of similar import.

Although we believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate, and the forward-looking statements based on these assumptions could be incorrect. While we have made these forward-looking statements in good faith and they reflect our current judgment regarding such matters, actual results could vary materially from the forward-looking statements. The forward-looking statements included in this report are made only as of their respective dates and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. Actual results and trends in the future may differ materially depending on a variety of important factors.

These important factors include the following:

- the availability of crude oil and the adequacy and costs of raw material supplies generally;
- our ability to negotiate new crude oil supply contracts;
- our ability to successfully manage the liabilities, including environmental liabilities, that we assumed in the Yorktown, Dial Oil and Tex-New Mexico pipeline acquisitions;
- our ability to obtain anticipated levels of indemnification associated with prior acquisitions and sales of assets;
- competitive pressures from existing competitors and new entrants, including the potential effects of various pipeline projects, competitors' plans, as well as plans of our own, for expansion projects and refinery improvements that could increase the production of refined products in New Mexico, refinery improvements made, or being made, by competitors that will enable them to process lower quality crude oils which are typically less expensive to acquire, and other actions that may impact our markets;
- volatility in the difference, or spread, between market prices for refined products and crude oil and other feedstocks;
- the risk that our operations will not remain competitive and realize acceptable sales volumes and margins in those markets where they currently do so;
- our ability to adequately control capital and operating expenses;

- the risk that we will be unable to draw on our lines of credit, secure additional financing, access the public debt or equity markets or sell sufficient assets if we are unable to fund anticipated capital expenditures from cash flow generated by operations;
- the risk of increased costs resulting from employee matters, including increased employee benefit costs;
- the risk that our insurance costs will increase as a result of claims we have submitted, market conditions, or other factors;
- the adoption of new state, federal or tribal legislation or regulations; changes to existing legislation (including the scheduled elimination of the Arizona underground storage tank fund in 2005) or regulations or their interpretation by regulators or the courts; regulatory or judicial findings, including penalties; as well as other future governmental actions that may affect our operations, including the impact of any further changes to government-mandated specifications for gasoline, diesel fuel and other petroleum products;
- the risk that disagreements will arise between regulatory agencies and us regarding our obligations under settlements, consent decrees and other agreements;
- the risk that we will not be able to be able to reach an agreement with EPA regarding financial assurance in connection with the administrative consent order being developed by EPA under the Resource Conservation and Recovery Act for our Yorktown refinery;
- the risk that we will not continue to qualify for an extension of the low sulfur gasoline standards applicable to our Ciniza and Bloomfield refineries if we are unable to produce the necessary quantity of low sulfur diesel at the required time as a result of, among other things, demands placed on engineering firms and other consultants as a result of hurricane damage to Gulf Coast refineries;
- unplanned or extended shutdowns in refinery operations;
- the risk that future changes in operations to address issues raised by threatened or pending litigation, customer preferences, or other factors, including those related to our discontinuing the use of MTBE as a motor fuel additive, may have an adverse impact on our results of operations;
- the risk that we will not remain in compliance with covenants, and other terms and conditions, contained in our notes and credit facility;
- the risk that we will not be able to post satisfactory letters of credit;
- general economic factors affecting our operations, markets, products, services and prices, including the potential impact of additional quantities of Canadian crude oil that may enter the U.S. market in the near future;
- unexpected environmental remediation costs;
- weather conditions affecting our operations or the areas in which our products are refined or marketed;
- that risk that we will not be able to complete regulatory compliance projects, including motor fuel sulfur reduction projects, by applicable deadlines as a result of, among other things, demands placed on engineering firms and other consultants as a result of hurricane damage to Gulf Coast refineries, and the time and commitment required for us to address the November fire at our Yorktown refinery;
- the risk that the repairs to our Yorktown refinery could take longer or cost more than we expect;
- the risk that insurance coverage will not be available as we expect in connection with the November 2005 at our Yorktown refinery;
- the risk that the Yorktown refinery will not be able to continue to operate at approximately 40,000 barrels per day while repairs are being completed
- the risk that additional turnaround time will be required in 2006 at the Yorktown refinery in spite of the work currently being undertaken;

- the risk that the high return project on the fluid catalytic cracker at the Yorktown refinery that we are currently undertaking will cost more than we anticipate or not be as successful in increasing our yield of higher value finished products as we anticipate;

- the risk that the capital project in progress at our Ciniza refinery will not enhance the operations of the refinery;

- the risk we will be found to have substantial liability in connection with existing or pending litigation;

- the occurrence of events that cause losses for which we are not fully insured;

- the risk that costs associated with environmental projects will be higher than currently estimated (including costs associated with the resolution of outstanding environmental matters and costs associated with reducing the sulfur content of motor fuel) or that we will be unable to complete such projects (including motor fuel sulfur reduction projects) by applicable regulatory compliance deadlines;

- the risk that we will be added as a defendant in additional MTBE lawsuits, and that we will incur substantial liabilities and substantial defense costs in connection with these suits;

- the risk that tax authorities will challenge the positions we have taken in preparing our tax returns;

- the risk that changes in manufacturer promotional programs may adversely impact our retail operations;

- the risk that the cost of testing the crude oil pipeline that we purchased from Texas-New Mexico Pipe Line Company during the third quarter of 2005, and the cost of placing it in service, will be considerably more than our current estimates;

- the risk that the timetable for placing the crude oil pipeline that we purchased in the third quarter of 2005 will be different than anticipated, or that it will not be possible to place the pipeline in service at all;

- the risk that it will not be possible to obtain additional crude oil at cost effective prices to either fill the crude oil pipeline that we purchased in the third quarter of 2005 or transport through the pipeline for processing at our Bloomfield and Ciniza refineries; and

- other risks described elsewhere in this report or described from time to time in our other filings with the Securities and Exchange Commission.

All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entity by the previous statements. Forward-looking statements we make represent our judgment on the dates such statements are made. We assume no obligation to update any information contained in this report or to publicly release the results of any revisions to any forward-looking statements to reflect events or circumstances that occur, or that we become aware of, after the date of this report.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

The information required by this item is incorporated herein by reference from the "Risk Management" section in our Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7.

Item 8. ***Financial Statements and Supplementary Data***

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Giant Industries, Inc.
Scottsdale, Arizona

We have audited the accompanying consolidated balance sheets of Giant Industries, Inc. and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Giant Industries, Inc. and subsidiaries as of December 31, 2005 and 2004 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the financial statements, in 2003 the Company changed its method of accounting for asset retirement obligations to comply with Statement of Financial Accounting Standards No. 143, "Asset Retirement Obligations", and in 2005 the Company changed its method of accounting for Conditional Asset Retirement Obligations to comply with Financial Accounting Standards Board Interpretation 47, "Accounting for Conditional Asset Retirement Obligations".

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Phoenix, Arizona
March 1, 2006

GIANT INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2005	December 31, 2004
	(In thousands, except share and per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 164,280	$ 23,714
Receivables:		
Trade, less allowance for doubtful accounts of $611 and $329	129,283	90,518
Income tax refunds	774	3,185
Other	12,068	7,989
	142,125	101,692
Inventories	124,105	93,500
Prepaid expenses and other	10,449	11,265
Deferred income taxes	1,396	1,834
Total current assets	442,355	232,005
Property, plant and equipment	764,788	671,851
Less accumulated depreciation and amortization	(297,962)	(265,475)
	466,826	406,376
Goodwill	50,607	40,303
Other assets	24,684	23,722
	$ 984,472	$ 702,406
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 139,710	$ 75,554
Accrued expenses	68,798	53,279
Total current liabilities	208,508	128,833
Long-term debt	274,864	292,759
Deferred income taxes	76,834	41,039
Other liabilities	24,430	23,336
Commitments and contingencies (Notes 11, 12, 13, 17)		
Stockholders' equity:		
Preferred stock, par value $.01 per share, 10,000,000 shares authorized, none issued		
Common stock, par value $.01 per share, 50,000,000 shares authorized, 18,366,077 and 16,085,631 shares issued	184	161
Additional paid-in capital	216,917	135,407
Retained earnings	221,203	117,325
Unearned compensation related to restricted stock	(2,014)	—
	436,290	252,893
Less common stock in treasury — at cost, 3,751,980 shares	(36,454)	(36,454)
Total stockholders' equity	399,836	216,439
	$ 984,472	$ 702,406

The accompanying notes are an integral part of these consolidated financial statements.

GIANT INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2005	2004	2003
	(In thousands, except per share data)		
Net revenues	$3,581,246	$2,511,589	$1,808,818
Cost of products sold (excluding depreciation and amortization)	3,093,191	2,186,070	1,511,610
Operating expenses	205,639	175,846	164,035
Depreciation and amortization	40,280	37,105	36,860
Selling, general and administrative expenses	45,173	37,834	30,617
Net loss on the disposal/write-down of assets, including assets held for sale	1,009	161	1,837
Gain from insurance settlement due to Ciniza fire	(3,688)	(3,907)	—
Operating income	199,642	78,480	63,859
Interest expense	(24,485)	(32,907)	(38,993)
Costs associated with early debt extinguishment	(2,082)	(10,564)	—
Amortization/write-off of financing costs	(2,797)	(8,341)	(4,696)
Investment and other income	2,799	354	162
Earnings from continuing operations before income taxes	173,077	27,022	20,332
Provision for income taxes	69,146	10,684	7,968
Earnings from continuing operations	103,931	16,338	12,364
Discontinued operations			
Income (loss) from operations of discontinued retail units	2	(218)	(761)
Gain on disposal	22	525	279
Net loss on asset sales/write-downs	—	(497)	(233)
	24	(190)	(715)
Provision (benefit) for income taxes	9	(73)	(274)
Net earnings (loss) from discontinued operations	15	(117)	(441)
Cumulative effect of change in accounting principle, net of income tax benefit of $46 and $468	(68)	—	(704)
Net earnings	$ 103,878	$ 16,221	$ 11,219
Earnings (loss) per common share:			
Basic			
Continuing operations	$ 7.71	$ 1.47	$ 1.41
Discontinued operations	—	(0.01)	(0.05)
Cumulative effect of change in accounting principle	(0.01)	—	(0.08)
	$ 7.70	$ 1.46	$ 1.28
Diluted			
Continuing operations	$ 7.63	$ 1.43	$ 1.40
Discontinued operations	—	(0.01)	(0.05)
Cumulative effect of change in accounting principle	(0.01)	—	(0.08)
	$ 7.62	$ 1.42	$ 1.27

The accompanying notes are an integral part of these consolidated financial statements.

GIANT INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-In Capital	Retained Earnings	Unearned Compensation Related to Restricted Stock	Treasury Stock		Total Stockholders' Equity
	Shares Issued	Par Value				Shares	Cost	
	(In thousands, except number of shares)							
Balances, January 1, 2003	12,323,759	$123	$ 73,763	$ 89,885	$ —	3,751,980	$(36,454)	$127,317
401(k) plan contribution	213,776	3	897	—	—	—	—	900
Net earnings	—	—	—	11,219	—	—	—	11,219
Balances, December 31, 2003	12,537,535	126	74,660	101,104	—	3,751,980	(36,454)	139,436
401(k) plan contribution	49,046	1	899	—	—	—	—	900
Stock options exercised	215,750	2	1,447	—	—	—	—	1,449
Tax benefit of stock options exercised	—	—	1,059	—	—	—	—	1,059
Stock issued	3,283,300	32	57,342	—	—	—	—	57,374
Net earnings	—	—	—	16,221	—	—	—	16,221
Balances, December 31, 2004	16,085,631	161	135,407	117,325	—	3,751,980	(36,454)	216,439
401(k) plan contribution	34,196	—	971	—	—	—	—	971
Stock options exercised	205,250	2	1,927	—	—	—	—	1,929
Tax benefit of stock options exercised	—	—	2,167	—	—	—	—	2,167
Stock issued	2,000,000	20	74,402	—	—	—	—	74,422
Restricted shares granted	41,000	1	2,043	—	—	—	—	2,044
Unearned compensation related to restricted shares granted	—	—	—	—	(2,014)	—	—	(2,014)
Net earnings	—	—	—	103,878	—	—	—	103,878
Balances, December 31, 2005	18,366,077	$184	$216,917	$221,203	$(2,014)	3,751,980	$(36,454)	$399,836

The accompanying notes are an integral part of these consolidated financial statements.

GIANT INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2005	2004	2003
		(In thousands)	
Cash flows from operating activities:			
Net earnings (loss)	$ 103,878	$ 16,221	$ 11,219
Adjustments to reconcile net earnings (loss) from to net cash provided by operating activities:			
Cumulative effect of change in accounting principle, net	68	—	704
Depreciation and amortization from continuing operations	40,280	37,105	36,860
Depreciation and amortization from discontinued operations	—	93	657
Amortization/write-off of financing costs	2,797	8,341	4,696
Compensation expense related to restricted stock award	30	—	—
Deferred income taxes	32,541	8,565	7,971
Deferred crude oil purchase discounts	1,120	2,296	—
Net loss on the disposal/write-down of assets from continuing operations, including assets held for sale	1,009	161	1,837
Net (gain) on the disposal/write-down of assets from discontinued operations, including assets held for sale	(22)	(28)	(46)
(Gain) from insurance settlement of fire incident	(3,688)	(4,538)	—
Income tax benefit from exercise of stock options	2,167	1,059	—
Defined benefit retirement plan contribution	(2,039)	(1,828)	(1,086)
Long-term retiree medical plan contribution	(7)	—	—
Deferred compensation plan contribution	(357)	—	—
Changes in operating assets and liabilities			
(Increase) in receivables	(26,085)	(18,830)	(6,700)
(Increase) decrease in inventories	(25,562)	39,859	(25,386)
Decrease (increase) in prepaid expenses	1,360	(3,823)	335
(Increase) in other assets	(809)	(45)	(1,095)
Increase (decrease) in accounts payable	59,173	(11,096)	19,369
Increase in accrued expenses	615	451	11,371
Increase in other liabilities	2,339	2,551	1,643
Net cash provided by operating activities	188,808	76,514	62,349
Cash flows from investing activities:			
Purchase of property, plant and equipment	(70,659)	(58,671)	(17,879)
Acquisition activities	(39,405)	—	—
Proceeds from assets held for sale	1,948	9,977	9,653
Yorktown refinery acquisition contingent payment	—	(16,146)	(8,854)
Funding of restricted cash escrow funds	(21,902)	—	—
Release of restricted cash escrow funds	21,883	—	—
Net proceeds from insurance settlement of fire incident	3,688	6,612	—
Proceeds from sale of property, plant and equipment and other assets	2,578	1,846	11,780
Net cash used in investing activities	(101,869)	(56,382)	(5,300)
Cash flows from financing activities:			
Payments of long-term debt	(18,828)	(212,060)	(14,954)
Payments on short term debt	—	(11,128)	—
Proceeds from line of credit	51,245	—	96,000
Payments on line of credit	(53,959)	—	(121,000)
Proceeds from issuance of long-term debt	—	147,467	—
Net proceeds from issuance of common stock	74,422	57,374	—
Proceeds from exercise of stock options	1,929	1,449	—
Long-term debt issuance costs	—	(3,000)	—
Deferred financing costs	(1,182)	(3,783)	—
Net cash used in financing activities	53,627	(23,681)	(39,954)
Net increase (decrease) in cash and cash equivalents	140,566	(3,549)	17,095
Cash and cash equivalents:			
Beginning of year	23,714	27,263	10,168
End of year	$ 164,280	$ 23,714	$ 27,263
Income taxes paid/(refunded)	$ 30,180	$ 1,797	$ (2,960)
Interest paid	$ 27,278	$ 35,285	$ 38,645

The accompanying notes are an integral part of these consolidated financial statements.

Significant Noncash Investing and Financing Activities by year. In the first quarter of 2005, we transferred $118,000 of property, plant and equipment to other assets. In the second quarter of 2005, we contributed 34,196 newly issued shares of our common stock, valued at $971,000, to our 401(k) plan as a discretionary contribution for the year 2004. In connection with our acquisition activity, we assumed approximately $18,377,000 of liabilities. In the fourth quarter of 2005, we granted 41,000 shares of restricted stock to our employees. These awards are recorded as unearned compensation in stockholders' equity. See Note 10 for further information. At December 31, 2005, approximately $10,636,000 of purchases of property, plant and equipment had not been paid and, accordingly, were accrued in accounts payable and accrued liabilities. In accordance with Financial Interpretation 47, "Accounting for Conditional Asset Retirement Obligations", we recorded an ARO liability of $147,000, and assets of $64,000 and related accumulated depreciation of $30,000. We also recorded a cumulative adjustment of $68,000, net of tax. During 2005, we also capitalized approximately $3,261,000 of interest as part of construction in progress.

In the first quarter of 2004, we contributed 49,046 newly issued shares of our common stock, valued at $900,000, to our 401(k) plan as a discretionary contribution for the year 2003. During 2004, we reclassed approximately $2,774,000 from assets held for sale to inventory and property, plant and equipment. We also capitalized approximately $161,000 of interest as part of construction in progress in 2004. In the second quarter of 2004, we issued $150,000,000 of 8% Senior Subordinated Notes at a discount of $2,435,000.

On January 1, 2003, in accordance with SFAS No. 143, we recorded an asset retirement obligation of $2,198,000, asset retirement costs of $1,580,000 and related accumulated depreciation of $674,000. We also reversed a previously recorded asset retirement obligation for $120,000, and recorded a cumulative effect adjustment of $1,172,000 ($704,000 net of taxes). See Note 7. In the third quarter of 2003, we contributed 213,776 newly issued shares of our common stock, valued at $900,000, to our 401(k) plan as a discretionary contribution for the year 2002. On September 30, 2003, we paid off certain capital lease obligations by paying approximately $4,703,000 in cash and by applying a $2,000,000 deposit that had been included in "Other Assets". In the fourth quarter of 2004, we sold our corporate headquarters building and approximately eight acres of surrounding land. In connection with the sale, we entered into a ten-year agreement to lease back our corporate headquarters building. The gain on the sale of the property of approximately $924,000 has been deferred and is being amortized over the original lease term.

The accompanying notes are an integral part of these consolidated financial statements.

GIANT INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and Significant Accounting Policies:

Organization

Giant Industries, Inc., through our subsidiary Giant Industries Arizona, Inc. and its subsidiaries, refines and sells petroleum products. We do this:

- on the East Coast — primarily in Virginia, Maryland, and North Carolina; and
- in the Southwest — primarily in New Mexico, Arizona, and Colorado, with a concentration in the Four Corners area where these states meet.

In addition, our wholesale group distributes commercial wholesale petroleum products primarily in Arizona and New Mexico.

We have three business units:

- our refining group;
- our retail group; and
- our wholesale group.

See Note 16 for a further discussion of business segments and Notes 5 and 19 for recent dispositions and acquisitions.

Principles of Consolidation

Our consolidated financial statements include the accounts of Giant Industries, Inc. and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates in the Preparation of Financial Statements

The preparation of our consolidated financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Revenues

Our business units recognize revenues when realized and earned with all of the following criteria being met:

- persuasive evidence of an arrangement exists;
- delivery has occurred or services have been rendered;
- the seller's price to the buyer is fixed or determinable; and
- collectibility is reasonably assured.

Excise and other similar taxes are excluded from net revenues.

The Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board ('FASB"), under Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty, reached a consensus in September 2005 that some or all of such buy/sell arrangements should be accounted for at historical cost pursuant to the guidance in paragraph 21(a) of Accounting Principles Board ("APB") Opinion No. 29, "Accounting for Nonmonetary Transactions". Our buy/sell arrangements with a single counterparty are reported on a net basis and, accordingly, we believe we are in compliance with this EITF. The net proceeds for these type of transactions were approximately $11 million, $7 million and $5 million in 2005, 2004, and 2003, respectively.

Statements of Cash Flows

We consider all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

Derivatives

Our policies for the use of derivative financial instruments set limits on quantities, require various levels of approval, and require review and reporting procedures.

We are exposed to various market risks, including changes in certain commodity prices and interest rates. To manage the volatility relating to these normal business exposures, from time to time, we use commodity futures and options contracts to reduce price volatility, to fix margins in our refining and marketing operations, and to protect against price declines associated with our crude oil and finished products inventories. For purposes of the Statement of Cash Flows, such transactions are considered to be operating activities.

Gains and losses on all transactions that do not qualify for hedge accounting are reflected in earnings in the period that they occur.

We had no open commodity futures or options contracts at December 31, 2005 and December 31, 2004.

We have entered into purchase and supply arrangements which qualify as normal purchases and sales and are exempt from fair value recognition in the financial statements.

Concentration of Credit Risk

Our credit risk with respect to customer receivables is concentrated in the geographic areas in which we operate and relates primarily to customers in the oil and gas industry. To minimize this risk, we perform ongoing credit evaluations of our customers' financial position and require collateral, such as letters of credit, in certain circumstances. We maintain our cash and cash equivalents with federally insured banking institutions or other financial service providers. From time to time, balances maintained in these institutions may exceed amounts that are federally insured. All of the financial institutions we use are major banking institutions and reputable financial service providers.

Trade Receivables

Our trade receivables result primarily from the sale of refined products, various grades of gasoline and diesel fuel, lubricants, and merchandise from our three refineries, Phoenix Fuel Co., Inc. ("Phoenix Fuel") and Dial Oil Co. ("Dial Oil"). These sales are made to independent wholesalers and retailers, industrial/commercial accounts and major oil companies. In addition, our service station/convenience stores sell refined products, merchandise, and food products, some of which are purchased by the customer by use of a credit card.

We extend credit to our refining, Phoenix Fuel and Dial Oil customers based on criteria established by our management, including ongoing credit evaluations. We usually extend credit on an unsecured basis, but we may require collateral, such as letters of credit, in some circumstances. An allowance for doubtful accounts is provided based on a number of factors that include, but are not limited to, the current evaluation of each customer's credit risk; the delinquent status of a customer's account; collection efforts made; current economic conditions; past experience and other available information. Uncollectible trade receivables are charged against the allowance for doubtful accounts when we have exhausted all reasonable efforts to collect the amounts due, including litigation if the amounts and circumstances warrant such action. The allowance for doubtful accounts is reflected in our Consolidated Balance Sheets as a reduction of trade receivables.

Our trade receivables are pledged as collateral for borrowings under our revolving credit facility. At December 31, 2005 and 2004, we had no direct borrowings outstanding under the facility in place at that time.

Our major categories of trade receivables are as follows:

	December 31,	
	2005	2004
	(In thousands)	
Trade	$125,229	$88,232
Credit cards	4,054	2,286
	$129,283	$90,518

Inventories

Our inventories are stated at the lower of cost or market. Costs for crude oil and refined products produced by our refineries are determined by the last-in, first-out ("LIFO") method. Costs for our retail, wholesale, exchange and terminal refined products inventories and shop supplies are determined by the first-in, first-out ("FIFO") method. Costs for merchandise inventories at our retail locations are determined by the retail inventory method. See Note 2 for additional information.

Property, Plant and Equipment

Our property, plant and equipment are stated at cost and are depreciated on the straight-line method over the following estimated useful lives.

Buildings and improvements	7-30 years
Machinery and equipment	3-24 years
Pipelines	30 years
Furniture and fixtures	2-15 years
Vehicles	3-7 years

Our leasehold improvements are depreciated on the straight-line method over the shorter of the contractual lease terms or the estimated useful lives.

Routine maintenance, repairs and replacement costs are charged against earnings as incurred. Turnaround costs, which consist of complete shutdown and inspection of significant units of the refineries at intervals of two or more years for necessary repairs and replacements, are deferred and amortized over the period until the next expected shutdown, which generally ranges from 24 to 60 months depending on the type of shutdown and the unit involved. For turnaround purposes, we divide the operating units at our Yorktown refinery into three major groups. Each of these major groups has a major turnaround approximately every five years. For our Four Corners refineries, major turnarounds are generally scheduled approximately every five years, but may be more frequent for some units. Unscheduled maintenance shutdowns also may occur at the refineries from time to time. Expenditures that materially increase values, expand capacities, or extend useful lives are capitalized. Interest expense is capitalized as part of the cost of constructing major facilities and equipment.

Goodwill

SFAS No. 142, "Goodwill and Other Intangible Assets" requires, among other things, that goodwill not be amortized, but be tested for impairment annually, or as events and circumstances indicate. See Note 4 for applicable disclosures.

Goodwill, which results from business acquisitions, represents the excess of the purchase price over the fair value of the net assets acquired and is carried at cost less accumulated amortization and write-offs.

Long-Lived Assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", we review the carrying values of our long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets to be held and used may not be recoverable. For assets to be disposed of, we report long-lived assets and certain identifiable intangibles at the lower of carrying amount or fair value less cost to sell. See Note 5 for information relating to the impairment of certain assets.

Asset Retirement Obligations

SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143") requires that the fair value of a liability for an asset retirement obligation ("ARO") be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs ("ARC") are capitalized as part of the carrying amount of the long-lived asset. In March 2005, the FASB issued Interpretation 47, "Accounting for Conditional Asset Retirement Obligations" (FIN 47). This interpretation clarifies the term conditional asset retirement obligation as used in SFAS No. 143. Conditional asset retirement obligation refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Clarity is also provided regarding when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is to be applied no later than the end of fiscal years ending after December 15, 2005. In conjunction with FIN 47, we reviewed our operations in the fourth quarter of 2005 and recorded an ARO liability of $147,000, ARC assets of $64,000 and related accumulated depreciation of $30,000. We also recorded a cumulative adjustment of $114,000 ($68,000 net of tax). See Note 7 for additional disclosures.

Treasury Stock

We have 3,751,980 shares of our common stock classified as treasury stock. These shares were acquired under a stock repurchase program and an issuer tender offer at a weighted average cost of approximately $9.72 per share. These shares are available for a number of corporate purposes including, among others, for options, bonuses, and other employee stock benefit plans.

Environmental Expenditures

Environmental expenditures that relate to current operations are expensed or capitalized depending on the circumstances. Expenditures that relate to an existing condition caused by past operations, and which do not result in an asset with an economic life greater than one year, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Environmental liabilities are not discounted to their present value and are recorded without consideration of potential recoveries from third parties, although we do take into account amounts that others are contractually obligated to pay us. Subsequent adjustments to estimates, which may be significant, may be made as more information becomes available or as circumstances change. See Note 17 for disclosures relating to environmental expenditures.

Income Taxes

The provision for income taxes is based on earnings reported in the financial statements. Deferred income taxes are provided to reflect temporary differences between the basis of assets and liabilities for financial reporting purposes and income tax purposes, as well as the effects of tax credits. We file consolidated federal and state income tax returns for the states in which we operate, except in states that are not unitary. See Note 14 for disclosures relating to income taxes.

Earnings Per Common Share

Earnings per share are calculated in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings per common share are computed by dividing consolidated net earnings by the weighted average number of shares of common stock outstanding during each period. Earnings per common share assuming dilution are computed by dividing consolidated net earnings by the sum of the weighted average number of shares of common stock outstanding plus additional shares representing the exercise of outstanding common stock options and restricted stock awards issued using the treasury stock method, unless such calculation is antidilutive. See Note 15 for disclosures relating to earnings per share.

Other Comprehensive Income

We do not have any component of other comprehensive income for the years ended December 31, 2005, 2004, and 2003, respectively.

Guarantees

We have analyzed the guarantee provided in certain of our lease arrangements under the provisions of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("Interpretation No. 45"). As of December 31, 2005 the liability of the guarantee obligation undertaken under these arrangements was not material.

Stock-based Employee Compensation

We have a stock-based employee compensation plan that is more fully described in Note 10. We account for this plan under the recognition and measurement principles of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. We use the intrinsic value method to account for stock-based employee compensation. The following table illustrates the effect on net earnings and net earnings per share as if we had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation.

	Year Ended December 31,		
	2005	2004	2003
	(In thousands, except per share data)		
Net earnings, as reported	$103,878	$16,221	$11,219
Add: Stock-based employee compensation expense included in reported net income, net of related tax effect	—	—	—
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effect	(24)	(143)	(241)
Pro forma net earnings	$103,854	$16,078	$10,978
Net earnings per share:			
Basic — as reported	$ 7.70	$ 1.46	$ 1.28
Basic — pro forma	$ 7.70	$ 1.45	$ 1.26
Diluted — as reported	$ 7.62	$ 1.42	$ 1.27
Diluted — pro forma	$ 7.62	$ 1.41	$ 1.24

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment" that revised SFAS No. 123. This revision requires us to measure the cost of employee services received in exchange for stock options granted using the fair value method as of the beginning of 2006. We will adopt this statement beginning January 1, 2006. We do not expect this statement to have a material impact on our financial statements.

On December 6, 2005, 41,000 shares of restricted stock were granted to 39 employees. These awards vest ratably over five years. In accordance with APB 25, "Accounting for Stock Issued to Employees", we recorded these awards as deferred compensation to stockholders' equity and we will amortize the deferred compensation balance over five years using the straight-line method. See Note 10 for further information.

New Accounting Pronouncements

In November 2004, the FASB issued SFAS 151, "Inventory Costs — An Amendment of ARB No. 43, Chapter 4", which is effective for fiscal years beginning after June 15, 2005. This Statement requires that idle capacity expense, freight, handling costs, and wasted materials (spoilage), regardless of whether these costs are considered abnormal, be treated as current period charges. In addition, this statement requires that allocation of fixed overhead to the costs of conversion be based on the normal capacity of the production facilities. We have not yet determined the impact of this pronouncement on our financial statements.

In December 2004, the FASB issued SFAS 153, "Exchanges of Nonmonetary Assets — An Amendment of APB Opinion 29". The basic principle in Opinion 29 provides that nonmonetary exchanges should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, provides an exception to this principle if the exchange involves similar productive assets. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. We do not expect this pronouncement to have a material impact on our financial statements.

Reclassifications

Certain reclassifications have been made to prior years' consolidated financial statements to conform to the 2005 presentation. These reclassifications relate primarily to the discontinued operation reporting. These reclassifications had no effect on reported earnings or stockholders' equity.

Note 2 — Inventories:

Our inventories consist of the following:

	December 31, 2005	December 31, 2004
	(In thousands)	
First-in, first-out ("FIFO") method:		
Crude oil	$ 77,188	$ 44,435
Refined products	97,150	68,863
Refinery and shop supplies	13,790	12,330
Merchandise	7,259	3,092
Retail method:		
Merchandise	8,982	9,419
Subtotal	204,369	138,139
Adjustment for last-in, first-out ("LIFO") method	(80,264)	(44,639)
Total	$124,105	$ 93,500

The portion of inventories valued on a LIFO basis totaled $76,299,000 and $63,956,000 at December 31, 2005 and 2004, respectively. The data in the following paragraph will facilitate comparison with the operating results of companies using the FIFO method of inventory valuation.

If inventories had been determined using the FIFO method at December 31, 2005, 2004 and 2003, net earnings and diluted earnings per share would have been higher as follows:

	Year Ended December 31, 2005	2004	2003
Net earnings	$21,393,000	$17,619,000	$3,514,000
Diluted earnings per share	$ 1.57	$ 1.55	$ 0.40

We liquidated certain lower cost refinery LIFO inventory layers in 2005, 2004 and 2003, which resulted in an increase in our net earnings and related diluted earnings per share as follows:

	Year Ended December 31, 2005	2004	2003
Net earnings	$2,468,000	$9,505,000	$1,156,000
Diluted earnings per share	$ 0.18	$ 0.84	$ 0.22

Note 3 — Property, Plant and Equipment:

Our property, plant and equipment, at cost, consist of the following:

	December 31,	
	2005	2004
	(In thousands)	
Land and improvements	$ 42,058	$ 40,307
Buildings and improvements	115,955	105,429
Machinery and equipment (including turnarounds)	475,385	469,571
Pipelines	10,894	10,582
Furniture and fixtures	23,325	25,128
Vehicles	13,535	8,158
Construction in progress	83,636	12,676
Subtotal	764,788	671,851
Accumulated depreciation and amortization	(297,962)	(265,475)
Total	$ 466,826	$ 406,376

Note 4 — Goodwill and Other Intangible Assets:

SFAS No. 142, "Goodwill and Other Intangible Assets," addresses financial accounting and reporting for intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) at acquisition. This statement also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142, among other things, specifies that goodwill and certain intangible assets with indefinite lives should no longer be amortized, but instead be subject to periodic impairment testing.

We elected to conduct our annual goodwill impairment test as of the first day of each fourth fiscal quarter (October 1). For 2005, we identified four reporting units for the purpose of the annual impairment test. The reporting units consisted of the Yorktown Refinery Unit, Four Corners Refinery Unit, the Retail Unit, and the Wholesale Unit. The fair value of each reporting unit was determined using a discounted cash flow model based on assumptions applicable to each reporting unit. The fair value of the reporting units exceeded their respective carrying amounts, including goodwill. As a result, the goodwill of each reporting unit was considered not impaired.

In addition to the annual goodwill impairment test, if events and circumstances indicate that goodwill of a reporting unit might be impaired, then goodwill also will be tested for impairment when the impairment indicator arises.

The changes in the carrying amount of goodwill for the year ended December 31, 2005 are as follows:

	Refining Group		Retail Group	Wholesale Group		Total
	Yorktown	Four Corners		Phoenix Fuel	Dial	
	(In thousands)					
Balance as of January 1, 2004	$ 5,254	$125	$4,477	$14,722	$ —	$24,578
Reclassification between Retail Group and Wholesale Group	—	—	(14)	14	—	—
Yorktown refinery acquisition contingent consideration	15,774	—	—	—	—	15,774
Goodwill written off related to the sale of certain retail units	—	—	(38)	—	—	(38)
Impairment losses related to the closure of certain retail units	—	—	(11)	—	—	(11)
Balance as of December 31, 2004	$21,028	$125	$4,414	$14,736	$ —	$40,303
Goodwill related to acquisition activity	—	—	—	—	10,304	10,304
Balance as of December 31, 2005	$21,028	$125	$4,414	$14,736	$10,304	$50,607

Certain of our retail units classified as held for sale or held and used are tested for impairment when circumstances change. No impairments were recorded in 2005 as a result of these tests. In 2004, offers were received for certain retail units, while others continued to be marketed for sale, and these units were tested for impairment. This resulted in a goodwill impairment write-down for one unit of $11,000. Also, goodwill of $38,000 relating to retail units sold was written off and is included in the net gain on the disposal of these units reported as a part of discontinued operations. See Note 5 for additional information on discontinued operations.

Liquor licenses, which are our only indefinite life intangible assets, were evaluated for impairment as required by SFAS No. 142. We believe that there are no legal, regulatory, contractual, competitive, economic or other factors limiting the useful life of our liquor licenses. If events and circumstances indicate that our liquor licenses might not be recoverable, then an impairment loss would be recognized if the carrying amount of the liquor licenses exceeds their fair value.

Intangible assets with finite lives will continue to be amortized over their respective useful lives and will be tested for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

A summary of intangible assets that are included in "Other Assets" in the Consolidated Balance Sheets at December 31, 2005 and 2004 are presented below:

	December 31, 2005			December 31, 2004			Weighted Average Amortization Period
	Gross Carrying Value	Amortization Accumulated	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	
	(In thousands)						(In years)
Amortized intangible assets:							
Rights-of-way	$ 3,729	$2,870	$ 859	$ 3,630	$2,708	$ 922	21
Contracts	1,376	1,227	149	1,367	1,109	258	12
Licenses and permits	1,096	503	593	1,096	379	717	13
	6,201	4,600	1,601	6,093	4,196	1,897	
Intangible assets not subject to amortization:							
Liquor licenses	8,335	—	8,335	7,315	—	7,315	
Total intangible assets	$14,536	$4,600	$9,936	$13,408	$4,196	$9,212	

Intangible asset amortization expense for the years ended December 31, 2005, December 31, 2004 and December 31, 2003 were $405,000, $451,000, and $376,000, respectively. Estimated amortization expense for the next five years is as follows:

	(In thousands)
2006	$412
2007	263
2008	221
2009	219
2010	94

Note 5 — Assets Held For Sale, Discontinued Operations, and Asset Disposals:

The following table contains information regarding our discontinued operations, all of which are included in our retail group and include some service station/convenience stores and our travel center, which was sold on June 19, 2003.

	Year Ended December 31,		
	2005	2004	2003
	(In thousands)		
Net revenues	$ —	$ 1,269	$27,620
Net operating loss on retail units	$ 2	$ (218)	$ (761)
Gain on disposal of retail units	22	525	279
Impairment and other write-downs on retail units	—	(497)	(233)
Earnings (loss) before income taxes	$ 24	$ (190)	$ (715)
Net (loss) earnings	$ 15	$ (117)	$ (441)
Allocated goodwill included in gain on disposal	$ —	$ 38	$ 113

We disposed of several of our retail units in 2005, 2004 and 2003 and recorded a gain on disposal of $22,000, $525,000 and $279,000, respectively. There were no impairment losses and write-downs in 2005. For 2004 and 2003, we also recorded impairment losses and write-downs of $497,000 and $233,000 on our retail units that were classified as discontinued operations, respectively. In 2004, certain retail properties and a vacant land-industrial site were reclassified to inventory and property, plant and equipment because we were unable to dispose of these properties within twelve months. We do not have assets held for sale at December 31, 2005 and December 31, 2004.

We received proceeds of $149,000, $9,977,000 and $9,653,000 in 2005, 2004 and 2003, respectively, from the sale of our assets held for sale and retail units that were classified as discontinued operations. We also received proceeds of $1,799,000 from the sale of land that was classified as assets held for sale in 2005.

Note 6 — Accrued Expenses:

Our accrued expenses are comprised of the following:

	December 31,	
	2005	2004
	(In thousands)	
Excise taxes	$23,330	$24,667
Payroll and related costs	11,231	8,327
Bonus, profit sharing and retirement plan contributions	14,608	6,489
Interest	3,321	3,633
Other taxes	5,901	3,092
Other	10,407	7,071
Total	$68,798	$53,279

Note 7 — Asset Retirement Obligations:

SFAS No. 143, "Accounting for Asset Retirement Obligations", addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement requires that the fair value of a liability for an Asset Retirement Obligation ("ARO") be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated Asset Retirement Cost ("ARC") is capitalized as part of the carrying amount of the long-lived asset.

To initially recognize our ARO liability, we capitalized the fair value of all ARO's that we identified, calculated as of the date the liability would have been recognized were SFAS No. 143 in effect at that time. In accordance with SFAS No. 143, we also recognized the cumulative accretion and accumulated depreciation from the date the liability would have been recognized had the provisions of SFAS No. 143 been in effect, to January 1, 2003, the date we adopted SFAS No. 143. As a result, on January 1, 2003, we recorded an ARO liability of $2,198,000, ARC assets of $1,580,000 and related accumulated depreciation of $674,000. We also reversed a previously recorded asset retirement obligation of $120,000, and recorded a cumulative effect adjustment of $1,172,000 ($704,000 net of taxes). At December 31, 2005, our legally restricted assets that are set aside for purposes of settling ARO liabilities are approximately $358,000. These assets are set aside to fund costs associated with the closure of certain solid waste management facilities.

In March 2005, the FASB issued Interpretation 47, "Accounting for Conditional Asset Retirement Obligations" (FIN 47). This interpretation clarifies the term conditional asset retirement obligation as used in SFAS No. 143. Conditional asset retirement obligation refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Clarity is also provided regarding when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is to be applied no later than the end of fiscal years ending after December 15, 2005. In conjunction with FIN 47, we reviewed our operations in the fourth quarter of 2005 and recorded an ARO liability of $147,000, ARC assets of $64,000 and related accumulated depreciation of $30,000. We also recorded a cumulative adjustment of $114,000 ($68,000 net of tax).

We identified the following ARO's:

1. Landfills — pursuant to Virginia law, the two solid waste management facilities at our Yorktown refinery must satisfy closure and post-closure care and financial responsibility requirements.

2. Crude Pipelines — our right-of-way agreements generally require that pipeline properties be returned to their original condition when the agreements are no longer in effect. This means that the pipeline surface facilities must be dismantled and removed and certain site reclamation performed. We do not believe these right-of-way agreements will require us to remove the underground pipe upon taking the pipeline permanently out of service. Regulatory requirements, however, may mandate that such out-of-service underground pipe be purged.

3. Storage Tanks — we have a legal obligation under applicable law to remove or close in place certain underground and aboveground storage tanks, both on owned property and leased property, once they are taken out of service. Under some lease arrangements, we also have committed to restore the leased property to its original condition.

We identified the following conditional ARO:

1. Refinery Piping and Heaters — we have a legal obligation to properly remove or dispose of materials that contain asbestos which surround certain refinery piping and heaters.

The following table reconciles the beginning and ending aggregate carrying amount of our ARO's for the years ended December 31, 2005 and 2004.

	December 31,	
	2005	2004
	(In thousands)	
Liability beginning of year	$2,272	$2,223
Liabilities incurred	322	57
Liabilities settled	(150)	(259)
Accretion expense	181	251
Liability end of period	$2,625	$2,272

Our ARO's are recorded in "Other liabilities" on our Consolidated Balance Sheets.

Note 8 — Long-Term Debt:

Our long-term debt consists of the following:

	December 31,	
	2005	2004
	(In thousands)	
11% senior subordinated notes, due 2012, net of unamortized discount of $2,882 and $3,635, interest payable semi-annually	$127,119	$145,194
8% senior subordinated notes, due 2014, net of unamortized discount of $2,255 and $2,435, interest payable semi-annually	147,745	147,565
Total	$274,864	$292,759

In March 2005, we issued 1,000,000 shares of our common stock and received approximately $22,349,000, net of expenses. On May 5, 2005, we used $21,888,000 of these proceeds to redeem approximately $18,828,000 of our outstanding 11% senior subordinated notes. The amount paid to redeem the notes included interest of $978,000 to the date of redemption and redemption costs of $2,082,000. In conjunction with this transaction, we also wrote off $563,000 of deferred financing costs and $446,000 of unamortized original issue discount.

Repayment of both the 11% and 8% senior subordinated notes (collectively, the "Notes") is jointly and severally guaranteed on an unconditional basis by our subsidiaries, subject to a limitation designed to ensure that such guarantees do not constitute a fraudulent conveyance. Except as otherwise specified in the indentures pursuant to which the Notes were issued, there are no restrictions on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. General provisions of applicable state law, however, may limit the ability of any subsidiary to pay dividends or make distributions to us in certain circumstances.

The indentures governing the notes contain restrictive covenants that, among other things, restrict our ability to:

- create liens;
- incur or guarantee debt;
- pay dividends;
- repurchase shares of our common stock;
- sell certain assets or subsidiary stock;
- engage in certain mergers;
- engage in certain transactions with affiliates; or
- alter our current line of business.

In addition, subject to certain conditions, we are obligated to offer to repurchase a portion of the notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase, with the net cash proceeds of certain sales or other dispositions of assets. Upon a change of control, we would be required to offer to repurchase all of the notes at 101% of the principal amount thereof, plus accrued interest, if any, to the date of purchase. At December 31, 2005, retained earnings available for dividends under the most restrictive terms of the indentures were approximately $78,452,000.

On June 27, 2005, we amended and restated our revolving credit facility (the "Credit Facility"). The Credit Facility is a $175,000,000 revolving credit facility and is for, among other things, working capital, acquisitions, and other general corporate purposes.

Under the new Credit Facility, our existing borrowing costs are reduced, certain of the covenants have been eased, and the term was extended to 2010. The availability of funds under this facility is the lesser of (i) $175,000,000, or (ii) the amount determined under a borrowing base calculation tied to eligible accounts receivables and inventory. We also have options to increase the size of the facility to up to $250,000,000. At December 31, 2005, the availability of funds under the Credit Facility was $108,229,000, net of $66,771,000 of irrevocable letters of credit outstanding.

The interest rate applicable to the Credit Facility is based on various short-term indices. At December 31, 2005, this rate was approximately 5.76% per annum. We are required to pay a quarterly commitment fee of 0.25% per annum of the unused amount of the facility.

At December 31, 2005, there were no direct borrowings outstanding under the Credit Facility. At December 31, 2005, there were, however, $66,771,000 of irrevocable letters of credit outstanding, primarily to crude oil suppliers, insurance companies, and regulatory agencies. At December 31, 2004, there were no direct borrowings and $12,068,000 of irrevocable letters of credit outstanding primarily to crude oil suppliers,

The obligations under the Credit Facility are guaranteed by each of our principal subsidiaries and secured by a security interest in our personal property, including:

- accounts receivable;
- inventory;
- contracts;
- chattel paper;
- trademarks;
- copyrights;
- patents;
- license rights;
- deposits; and
- investment accounts and general intangibles.

The Credit Facility contains negative covenants limiting, among other things, our ability to:

- incur additional indebtedness;
- create liens;
- dispose of assets;
- consolidate or merge;
- make loans and investments;
- enter into transactions with affiliates;
- use loan proceeds for certain purposes;
- guarantee obligations and incur contingent obligations;
- enter into agreements restricting the ability of subsidiaries to pay dividends to us;
- make distributions or stock repurchases;
- make significant changes in accounting practices or change our fiscal year; and
- prepay or modify subordinated indebtedness.

The Credit Facility also requires us to meet certain financial covenants, including maintaining a minimum consolidated net worth, a minimum consolidated interest coverage ratio, and a maximum consolidated funded indebtedness to total capitalization percentage, each as defined in the Credit Facility.

Our failure to satisfy any of the covenants in the Credit Facility is an event of default under the Credit Facility. The Credit Facility also includes other customary events of default, including, among other things, a cross-default to our other material indebtedness and certain changes of control.

Separate financial statements of our subsidiaries are not included herein because the aggregate assets, liabilities, earnings, and equity of the subsidiaries are substantially equivalent to our assets, liabilities, earnings, and equity on a consolidated basis; the subsidiaries are jointly and severally liable for the repayment of the Notes; and the separate financial statements and other disclosures concerning the subsidiaries are not deemed by us to be material to investors.

Note 9 — Financial Instruments and Hedging Activity:

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". Using available market information and the valuation methodologies described below, we determined the estimated fair value amounts. Considerable judgment is required, however, in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein may not be indicative of the amounts that we could realize in a current market exchange. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

The carrying amounts and estimated fair values of our financial instruments are as follows:

	December 31,			
	2005		2004	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In thousands)			
Balance Sheet — Financial Instruments:				
Fixed rate long-term debt	$274,864	$299,695	$292,759	$329,392

We determined the fair value of fixed rate long-term debt by using quoted market prices, where applicable, or by discounting future cash flows using rates estimated to be currently available for debt of similar terms and remaining maturities.

We believe the carrying values of our cash and cash equivalents, receivables, accounts payable and accrued expenses approximate fair values due to the short-term maturities of these instruments.

Hedging Activities

We are exposed to various market risks, including changes in commodity prices and interest rates. To manage the volatility relating to these normal business exposures, from time to time, we use commodity futures and options contracts to reduce price volatility, to fix margins in our refining and marketing operations, and to protect against price declines associated with our crude oil and finished products inventories.

In 2003, we entered into various crude oil futures contracts in order to economically hedge crude oil inventories and crude oil purchases for the Yorktown refinery operations. For the year ended December 31, 2003, we recognized a loss on these contracts of approximately $1,594,000 in cost of products sold. These transactions did not qualify for hedge accounting in accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended, and accordingly were marked to market each month.

At December 31, 2005 and 2004, we had no open crude oil futures contracts or other commodity derivatives.

Note 10 — Stock Incentive Plans:

Under our 1998 Stock Incentive Plan (the "1998 Plan"), shares of our common stock are authorized to be issued to deserving employees in connection with awards of options, appreciation rights, restricted shares, performance shares or performance units, all as defined in the 1998 Plan. Appreciation rights, performance shares and performance units may be settled in cash, our common shares or any combination thereof.

The total number of shares available for grant under the 1998 Plan is 2% of the total number of common shares outstanding as of the first day of each calendar year, which amount was 292,282 shares for 2006, 246,673 shares for 2005, 175,711 shares for 2004, and 171,435 shares for 2003. Grants also are subject to a 400,000 share annual limitation on the number of common shares available for the grant of options that are intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code. Common shares available for grant in any particular calendar year that are not, in fact, granted in such year cannot be added to the common shares available for grant in any subsequent calendar year.

On December 6, 2005, 41,000 shares of restricted stock were granted to 39 employees. These awards vest ratably over a five year period. In accordance with APB 25, "Accounting for Stock Issued to Employees", we recorded unearned compensation in stockholders' equity on the balance sheet. This balance was computed using an assumed forfeiture rate of one employee per year, and is amortized using the straight-line method over the vesting period. In 2005, the amount amortized to expense was $30,000.

On May 9, 2003, 140,500 incentive stock options were granted to 15 employees under the 1998 Plan. The exercise price for all of the options was $5.24, which was the closing price of our common stock on the New York Stock Exchange on the date of grant. One-half of each grant vested on May 9, 2004 and the remaining one-half vested on May 9, 2005. All of the options expire on May 8, 2013.

The 1998 Plan provides that all grants are subject to restrictions, conditions and terms more specifically described in the 1998 Plan, including, but not limited to, the exercise price for stock options and appreciation rights and time vesting requirements for all awards. In general, the 1998 Plan provides that grants of stock options and appreciation rights must expire no more than 10 years from the date of grant. In addition, all grants under the 1998 Plan are subject to forfeiture under certain circumstances, and all unvested awards may vest immediately under various circumstances defined in the 1998 Plan.

Under our 1989 Stock Incentive Plan (the "1989 Plan"), 500,000 shares of our common stock were authorized to be issued to deserving employees in the form of options and/or restricted stock. At December 31, 2005, no shares were available for future grants under the 1989 Plan because, by its terms, no new awards may be made after December 11, 1999. All of the remaining options or restricted stock granted under the 1989 Plan expired in 2003.

The following summarizes stock option transactions under the 1989 and 1998 Plans:

Options Outstanding At	Shares	Weighted Average Exercise Price
January 1, 2003	552,050	$ 8.41
Granted	140,500	5.24
Expired	(103,550)	8.36
Forfeited	(65,000)	6.35
December 31, 2003	524,000	7.83
Exercised	(215,750)	6.72
Forfeited	(2,500)	2.85
December 31, 2004	305,750	8.65
Exercised	(205,250)	9.40
December 31, 2005	100,500	$ 7.12
Options exercisable at December 31:		
2005	100,500	$ 7.12
2004	235,500	9.67
2003	314,500	10.08

The following summarizes information about stock options outstanding under the 1998 Plan at December 31, 2005:

Options Outstanding			Options Exercisable	
Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Number Exercisable	Weighted Average Exercise Price
$9.95	44,000	5.4	44,000	$9.95
$2.85	7,500	6.9	7,500	$2.85
$5.24	49,000	7.4	49,000	$5.24

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock Based Compensation." At that time, we determined that we would not change to the fair value method and would continue to use the intrinsic value method to account for stock-based employee compensation. In December 2002, FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure," an amendment of FASB Statement No. 123. SFAS 148 amended SFAS 123 to permit alternative methods of transition for adopting a fair value based method of accounting for stock-based employee compensation. We have adopted only the disclosure provisions of SFAS No. 148. In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment" that revised SFAS No. 123, "Accounting for Stock Based Compensation". This revision requires us to measure the cost of employee services received in exchange for stock options granted using the fair value method for reporting periods that begin after December 31, 2005.

The estimated weighted average fair value of options granted during 2003 was $3.28 per share, and was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2003
Expected life in years	7
Risk-free interest rate	3.6%
Volatility	60%
Dividend Yield	—

No options were granted in 2005 and 2004.

Note 11 — Interest, Operating Leases and Rent Expense:

We paid interest of $27,278,000, $35,285,000, and $38,645,000 in 2005, 2004, and 2003, respectively. In accordance with SFAS 34 "Capitalization of Interest Cost", we capitalized approximately $3,261,000 and $161,000 of interest as part of construction in progress in 2005 and 2004, respectively.

In connection with the sale of approximately 8.5-acres of land in North Scottsdale, Arizona that included our corporate headquarters building, we entered into a ten-year agreement to lease back our corporate headquarters building in 2003.

We are committed to annual minimum rentals under noncancelable operating leases that have initial or remaining lease terms in excess of one year as of December 31, 2005 as follows:

	Land, Building, Machinery and Equipment Leases
	(In thousands)
2006	$ 8,633
2007	7,641
2008	6,715
2009	5,374
2010	4,148
2011 — 2026	23,480
Total minimum payments required	$55,991

Our total rent expense was $10,655,000, $7,813,000, and $6,760,000 for 2005, 2004, and 2003, respectively.

Our operating leases are for buildings, warehouses, cardlocks and facilities, and can contain one of the following options: (a) we can, after the initial lease term, purchase the property at the then fair value of the property or (b) we can, at the end of the initial lease term, renew its lease at the then fair rental value for periods of 5 to 15 years. These options enable the Company to retain use of facilities in desirable operating areas. Certain of our leases contain escalation clauses that are accounted for on a straight-line basis.

Note 12 — 401(k) and Deferred Compensation Plans:

The Company sponsors the Giant Industries, Inc. and Affiliated Companies 401(k) Plan (the "Giant 401(k)") for the benefit of our employees. In connection with the acquisition of the Yorktown refinery, on May 14, 2002, we adopted the Giant Yorktown 401(k) Retirement Savings Plan ("Yorktown 401(k)") for our Yorktown employees who met plan eligibility requirements. For purposes of eligibility and vesting, anyone who was employed by the Yorktown refinery on or before December 31, 2002, received credit for time worked for the refinery's previous owners and certain other prior employers. In March 2004, the assets in the Yorktown 401(k) were transferred into the Giant 401(k) and the plans were combined into the Giant 401(k) for administrative convenience and to reduce costs. The benefits available to Yorktown and non-Yorktown employees did not materially change as a result of this combination.

Subject to approval from our board of directors each year, we match the Yorktown employee's contributions to the Giant 401(k), subject to certain limitations and a per participant maximum contribution amount. For the years ended December 31, 2005, 2004 and 2003, we expensed $1,128,000, $1,031,000 and $985,000, respectively, for matching contributions to the Yorktown participants.

Subject to approval from our board of directors each year and beginning in 2005, we also match the non-Yorktown employee's contributions to the Giant 401(k), subject to certain limitations and a per participant maximum contribution amount. For the years ended December 31, 2005, 2004, and 2003, we expensed $2,848,000, $1,675,000, and $1,231,000, respectively, for matching contributions to the non-Yorktown participants.

Our matching contribution can be invested in available investment choices at the discretion of the participant.

Supplemental contributions to the Giant 401(k) on behalf of non-Yorktown employees are made at the discretion of our board of directors. For the year ended December 31, 2005, our board of directors changed the supplemental contribution from a discretionary contribution in an amount to be determined each year to a fixed contribution equal to 3% of eligible wages. Yorktown employees currently do not receive this supplemental contribution. The amount accrued for the 2005 supplemental contribution is $1,622,000. This discretionary contribution will be funded with newly issued shares of our common stock in 2006.

For the year ended December 31, 2004, we accrued $900,000 for a discretionary contribution to the Giant 401(k), which was funded in 2005 with 34,196 newly issued shares of our common stock. For the year ended December 31, 2003, we accrued $900,000 for a discretionary contribution to the Giant 401(k), which was funded in 2004 with 49,046 newly issued shares of our common stock. All shares are allocated to eligible employees' accounts in the manner set forth in the Giant 401(k).

At December 31, 2005, the assets of the Giant 401(k) include 620,365 shares of our common stock valued at approximately $32,234,000 on December 31, 2005.

In July 2005, we acquired Dial Oil Co. ("Dial") and Dial employees immediately became eligible to participate in the Giant 401(k). Dial employees were permitted to carry over their prior years of service with Dial for eligibility and vesting purposes. The 401(k) plan sponsored by Dial was terminated prior to the acquisition. Giant is responsible for administration of the terminated Dial 401(k) plan until IRS approves the termination and the assets are distributed to the participants.

On October 31, 2005, we adopted a deferred compensation plan. The plan is an unfunded retirement restoration plan that provides for additional payments from us so that total retirement benefits for certain executives will be maintained at the levels provided in the 401(k) plan before the application of Internal Revenue Code limitations. Directors are also eligible for the plan. We expensed $264,000 in 2005 in connection with this plan. At December 31, 2005, the accrued liability was $621,000 and is recorded in "Other liabilities and deferred income" on our Consolidated Balance Sheets.

Note 13 — Pension and Post-Retirement Benefits:

In connection with the acquisition of the Yorktown refinery, in 2002, we established the Giant Yorktown Cash Balance Plan ("CB Plan"). The CB Plan is a defined benefit plan for our Yorktown employees. The CB Plan is a "cash balance" retirement plan fully funded by us without employee contributions. All Yorktown employees meeting the eligibility requirements are automatically included in the CB Plan. Under the CB Plan, an account is established for each eligible employee that in general reflects pay credits, based on a percentage of eligible pay determined by age or years of service, whichever yields the greater percentage, plus regular interest credits. Interest credits are generally equal to the greater of 5% or the 12-month average of the one-year U.S. Treasury constant maturity rates plus 1%. Yorktown employees who were covered by the BP retirement plan on July 1, 2000, are generally eligible for a grandfather provision that affects the calculation of the benefit under the plan.

We have established an investment strategy for the CB Plan that targets allocation percentages among various asset classes. This investment strategy is designed to reach long-term return goals, while mitigating against downside risk and considering expected cash flows. The current weighted average target for asset allocation is:

- equity securities: 50-70%; and
- debt securities: 30-50%

Our investment strategy is reviewed from time to time to ensure consistency with our objectives. Equity securities do not include any of our common stock.

We must make a lump-sum payment to the CB Plan each year. The amount of our annual payment is based on various factors, including actuarial calculations linked to the potential retirement ages of Yorktown employees. Our payment to the CB Plan for the plan year ending December 31, 2004 was $2,039,000 and was made in September 2005. We expect to contribute approximately $3,375,000 to the CB Plan in 2006.

In connection with the acquisition of the Yorktown refinery, in 2002, we established the Giant Yorktown Retiree Medical Plan (the "RM Plan"), which is a post-retirement benefit plan for Yorktown employees. The RM Plan will pay a percentage of the medical premium for coverage under the plan. Coverage is generally available to full-time employees who are age 50 or older with 10 or more years of service. We will pay from 50% to 80% of the premium cost, depending on age and years of service. Unlike the CB Plan, we are not required to fund the RM Plan annually, and currently we do not plan to do so.

The following table contains certain disclosures for our CB Plan and RM Plan for 2005 and 2004:

	Cash Balance Plan		Retiree Medical Plan	
	2005	2004	2005	2004
Reconciliation of benefit obligation:				
Benefit obligation at beginning of year	$ 11,740,888	$10,811,793	$ 3,653,595	$ 3,363,229
Service cost	1,356,525	1,380,020	219,695	207,573
Interest cost	671,121	537,174	220,665	194,693
Benefit paid	(307,018)	(68,729)	(6,580)	—
Actuarial loss (gain)	1,365,943	(919,370)	193,178	(111,900)
Plan amendments	254,417	—	—	—
Benefit obligation at year end	$ 15,081,876	$11,740,888	$ 4,280,553	$ 3,653,595
Reconciliation of plan assets:				
Fair value of plan assets at beginning of year	$ 3,083,403	$ 1,087,345	$ —	$ —
Actual return on plan assets	210,356	236,532	—	—
Employer contributions	2,039,000	1,828,255	6,580	—
Benefits paid	(307,018)	(68,729)	(6,580)	—
Fair value of plan assets at end of year	$ 5,025,741	$ 3,083,403	$ —	$ —

	Cash Balance Plan		Retiree Medical Plan	
	2005	2004	2005	2004
Unfunded status	$(10,056,135)	$(8,657,485)	$(4,280,553)	$(3,653,595)
Unrecognized net prior service cost	360,889	—	—	—
Unrecognized net loss (gain)	1,340,249	(32,750)	694,893	517,720
Accrued benefit cost(a)	$ (8,354,997)	$(8,690,235)	$(3,585,660)	$(3,135,875)
(a) The amounts are reflected in "Other Liabilities" in the accompanying Consolidated Balance Sheets				
Net periodic benefit cost included the following:				
Service cost	$ 1,356,525	$ 1,380,020	$ 219,695	$ 207,573
Interest cost	671,121	537,174	220,665	194,693
Expected return on assets	(277,380)	(121,299)	—	—
Amortization of prior service cost	(106,472)	—	—	—
Recognized net actuarial loss (gain)	59,968	—	16,005	17,494
Net periodic benefit cost	$ 1,703,762	$ 1,795,895	$ 456,365	$ 419,760

The accumulated benefit obligation for the CB Plan was $10,768,572 and $8,107,820 at December 31, 2005 and December 31, 2004, respectively.

Weighted Average Plan Assumptions

	Cash Balance Plan		Retiree Medical Plan	
	2005	2004	2005	2004
Weighted average assumptions used to determine benefit obligations at December 31:				
Measurement date	12/31/2005	12/31/2004	12/31/2005	12/31/2004
Discount rate	5.50%	5.50%	5.75%	6.00%
Rate of compensation increase*	3.70%	4.00%	—	—
Weighted average assumptions used to determine net periodic benefit cost for years ended December 31:				
Discount rate	5.50%	6.00%	6.00%	6.00%
Expected return on assets	8.50%	8.50%	—	—
Rate of compensation increase*	4.00%	4.00%	—	—

* Salary increases are assumed to increase at a rate of 3.7% for determining benefit obligations at December 31, 2005 and 4% for determining net periodic benefit cost for 2005. An additional 5% increase is added to the ultimate rate for those with less than one year of service grading down to 0% once a participant has five years of service.

We based our expected long-term rate of return on a review of the anticipated long-term performance of individual asset classes and consideration of the appropriate asset allocation strategy, given the anticipated requirements of the CB Plan, to determine the average rate of earnings expected on the funds invested to provide benefits. Although we consider recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate. We expect the long-term return assumption for the CB Plan will remain at 8.5% per year.

On December 8, 2003, the President signed the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (The "Act"). The Act provides a federal subsidy to employers whose prescription drug benefits are actuarially equivalent to certain benefits provided by Medicare. We have not reflected any expected subsidy in these financial statements and accompanying notes because we are unable to determine whether the benefits provided by our medical plan are actuarially equivalent to the relevant Medicare benefits.

Plan Assets

Our CB Plan asset allocations at December 31, 2005, and 2004, by asset category are as follows:

Asset Category	Percentage of Plan Assets at December 31, 2005	2004
Equity securities	70%	70%
Debt securities	27%	27%
Real estate	0%	0%
Other	3%	3%
Total	100%	100%

Assumed Health Care Cost Trend Rates

	Retiree Medical Plan 2005	2004
Assumed health care cost trend rates at December 31:		
Health care cost trend rate assumed for next year:		
HMO	8.50%	9.50%
Pre-65 Non-HMO	10.50%	11.50%
Post-65 Non-HMO	11.50%	13.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.50%	4.50%
Year that the rate reaches the ultimate trend rate	2012	2012

Assumed health care cost trend rates have a significant effect on the amounts reported for the RM Plan. A 1%-point change in assumed health care cost trend rates would have the following effect:

	1%-Point Increase	Decrease
Effect on total of service and interest cost components	$ 3,860	$ (3,949)
Effect on postretirement benefit obligation	37,698	(38,358)

GIANT INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 14 — Income Taxes:

Our provision (benefit) for income taxes from continuing operations is comprised of the following:

	Year Ended December 31,		
	2005	2004	2003
	(In thousands)		
Current:			
Federal	$31,423	$ 3,198	$ (4)
State	5,182	(1,079)	1
	36,605	2,119	(3)
Deferred:			
Federal	24,274	6,001	8,391
State	8,267	2,564	(420)
	32,541	8,565	7,971
Total provision from continuing operations	$69,146	$10,684	$7,968

Net income taxes paid in 2005 and 2004 were $30,180,000 and $1,797,000, respectively. In 2003 the Company had a net refund of $2,960,000.

We reconcile the difference between our provision (benefit) for income taxes and income taxes calculated using the statutory U.S. federal income tax rate for continuing operations as follows:

	Year Ended December 31,		
	2005	2004	2003
	(In thousands)		
Income taxes at the statutory U.S. federal income tax rate of 35%	$60,577	$ 9,458	$7,116
Increase (decrease) in taxes resulting from:			
State taxes, net	8,742	965	(272)
Loss of nonconventional fuel credit	—	—	581
Other, net	(173)	261	543
Total provision from continuing operations	$69,146	$10,684	$7,968

We record deferred income taxes to reflect temporary differences in the basis of our assets and liabilities for income tax and financial reporting purposes, as well as available tax credit carryforwards. These temporary differences result in amounts that will be taxable or deductible in future years on our tax returns. The tax effected temporary differences and credit carryforwards which comprise our deferred taxes on our balance sheet are as follows:

	December 31, 2005			December 31, 2004		
	Assets	Liabilities	Total	Assets	Liabilities	Total
	(In thousands)					
Deferred Tax Assets and Liabilities:						
Current Assets and Liabilities:						
Accounts receivable	$ 175	$ —	$ 175	$ 67	$ —	$ 67
Insurance accruals	1,534	—	1,534	801	—	801
Vacation accruals	1,635	—	1,635	1,429	—	1,429
Other reserves	456	—	456	559	—	559
Other accruals	39	(3,445)	(3,406)	—	(3,174)	(3,174)
Inventory adjustments	1,002	—	1,002	2,152	—	2,152
Total current	4,841	(3,445)	1,396	5,008	(3,174)	1,834
Noncurrent Assets and Liabilities:						
Other accruals	1,090	(135)	955	831	(192)	639
Accrued retirement	4,453	—	4,453	4,310	—	4,310
Deductible repairs	—	(1,868)	(1,868)	—	(3,150)	(3,150)
Accelerated depreciation	—	(86,549)	(86,549)	—	(64,701)	(64,701)
Net operating loss carryforward	162	—	162	5,821	—	5,821
Tax credit carryforwards	6,013	—	6,013	16,042	—	16,042
Total noncurrent	11,718	(88,552)	(76,834)	27,004	(68,043)	(41,039)
Total	$16,559	$(91,997)	$(75,438)	$32,012	$(71,217)	$(39,205)

At December 31, 2005, we had an alternative minimum tax credit carryforward of $5,960,000 and a state tax credit carryover of $53,000. General business credit carryforwards were fully utilized in 2005. Our alternative minimum tax credits can be carried forward indefinitely to offset future regular tax liabilities.

Federal net operating loss ("NOL") carryovers were fully utilized in 2005. However, there remains $162,000 of state net operating loss carryforwards that begin to expire in the year 2022.

As a result of the Dial Oil acquisition, we recorded a net deferred tax liability offset by goodwill of approximately $3,692,000 related to purchase accounting.

In accordance with SFAS 109, deferred tax assets should be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. In making the determination of whether or not a valuation allowance was required, we considered all available positive and negative evidence and made certain assumptions. We considered the overall business environment, historical earnings, and the outlook for future years. We performed this analysis as of December 31, 2005 and determined that there was sufficient positive evidence to conclude that it is more likely than not that our net deferred tax assets will be realized. We will assess the need for a deferred tax asset valuation allowance on an ongoing basis.

Note 15 — Earnings Per Share:

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations as required by SFAS No. 128:

Numerator	Year Ended December 31, 2005	2004	2003
	(In thousands)		
Earnings from continuing operations	$103,931	$16,338	$12,364
Earnings (loss) from discontinued operations	15	(117)	(441)
Cumulative effect of change in accounting principle	(68)	—	(704)
Net earnings	$103,878	$16,221	$11,219

Denominator	Year Ended December 31, 2005	2004	2003
Basic — weighted average shares outstanding	13,485,702	11,104,938	8,731,672
Effective of dilutive stock options	143,271	253,360	98,692
Effective of dilutive restricted stock grants	159	—	—
Diluted — weighted average shares outstanding	13,629,132	11,358,298	8,830,364

Basic Earnings Per Share	Year Ended December 31, 2005	2004	2003
Earnings from continuing operations	$7.71	$1.47	$1.41
Earnings (loss) from discontinued operations	—	(0.01)	(0.05)
Cumulative effect of change in accounting principle	(0.01)	—	(0.08)
Net earnings	$7.70	$1.46	$1.28

Diluted Earnings Per Share	Year Ended December 31, 2005	2004	2003
Earnings from continuing operations	$7.63	$1.43	$1.40
Earnings (loss) from discontinued operations	—	(0.01)	(0.05)
Cumulative effect of change in accounting principle	(0.01)	—	(0.08)
Net earnings	$7.62	$1.42	$1.27

At December 31, 2005 and 2004, there were 14,614,097 and 12,333,651 shares, respectively, of our common stock outstanding.

In 2006, we will contribute newly issued shares of our common stock to fund our 401(k) plan discretionary contribution for the year ended December 31, 2005. We have not yet determined the number of shares to contribute. In April 2005, we contributed 34,196 newly issued shares of our common stock to fund our 401(k) plan discretionary contribution for the year ended December 31, 2004.

As discussed in Note 8, we issued 1,000,000 shares in the first quarter of 2005 to redeem a portion of our outstanding debt. We also issued 1,000,000 shares in September 2005. The proceeds from these shares are being used for general corporate purposes, including to test and take other actions required to place our newly acquired crude oil pipeline in service, and may be used for possible future acquisitions.

On December 6, 2005, we awarded 41,000 restricted shares to 39 employees. See Note 10 for further information.

There were no transactions subsequent to December 31, 2005, except as noted above, that if the transactions had occurred before December 31, 2005, would materially change the number of common shares or potential common shares outstanding as of December 31, 2005.

Note 16 — Business Segments:

We are organized into three operating segments based on manufacturing and marketing criteria. These segments are the refining group, the retail group, and the wholesale group. A description of each segment and its principal products follows:

Refining Group

Our refining group operates our Ciniza and Bloomfield refineries in the Four Corners area of New Mexico and the Yorktown refinery in Virginia. It also operates a crude oil gathering pipeline system in New Mexico, two finished products distribution terminals, and a fleet of crude oil and finished product trucks. Our three refineries make various grades of gasoline, diesel fuel, and other products from crude oil, other feedstocks, and blending components. We also acquire finished products through exchange agreements and from various suppliers. We sell these products through our service stations, independent wholesalers and retailers, commercial accounts, and sales and exchanges with major oil companies. We purchase crude oil, other feedstocks and blending components from various suppliers.

Retail Group

Our retail group operates service stations, which include convenience stores or kiosks. We also operated a travel center in New Mexico until June 19, 2003, when the travel center was sold. Our service stations sell various grades of gasoline, diesel fuel, general merchandise, including tobacco and alcoholic and nonalcoholic beverages, and food products to the general public. Our refining group or our wholesale group supplies the gasoline and diesel fuel our retail group sells. We purchase general merchandise and food products from various suppliers. At December 31, 2005, our retail group operated 123 service stations with convenience stores or kiosks.

Wholesale Group

Our wholesale group consists of Phoenix Fuel and Dial Oil (See Note 19 for further information). Our wholesale group primarily distributes commercial wholesale petroleum products. Our wholesale group includes several lubricant and bulk petroleum distribution plants, cardlock fueling locations, an unmanned fleet fueling operation, a bulk lubricant terminal facility, a fleet of finished product and lubricant delivery trucks, and 12 service stations acquired in the Dial Oil acquisition. We purchase petroleum fuels and lubricants from suppliers and from our refining group.

Other

Our operations that are not included in any of the three segments are included in the category "Other." These operations consist primarily of corporate staff operations.

Operating income for each segment consists of net revenues less cost of products sold, operating expenses, depreciation and amortization, and the segment's SG&A expenses. Cost of products sold reflects current costs adjusted, where appropriate, for LIFO and lower of cost or market inventory adjustments.

The total assets of each segment consist primarily of net property, plant and equipment, inventories, accounts receivable and other assets directly associated with the segment's operations. Included in the total assets of the corporate staff operations are a majority of our cash and cash equivalents, and various accounts receivable, net property, plant and equipment, and other long-term assets.

Disclosures regarding our reportable segments with reconciliations to consolidated totals are presented below.

GIANT INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of and For the Year Ended December 31, 2005						
			Wholesale Group				
	Refining Group	Retail Group	Phoenix Fuel	Dial Oil	Other	Reconciling Items	Consolidated
			(In thousands)				
Customer net revenues:							
Finished products:							
Four Corners operations	$ 559,765						
Yorktown operations	1,569,057						
Total	2,128,822	$318,495	$795,339	$112,656	$ —	$ —	$3,355,312
Merchandise and lubricants	—	140,422	36,501	16,850	—	—	193,773
Other	12,578	16,824	1,075	1,229	455	—	32,161
Total	2,141,400	475,741	832,915	130,735	455	—	3,581,246
Intersegment net revenues:							
Finished products	292,706	—	75,541	—	—	(368,247)	—
Merchandise and lubricants	—	—	—	19	—	(19)	—
Other	19,401	—	342	236	—	(19,979)	—
Total	312,107	—	75,883	255	—	(388,245)	—
Net revenues of continuing operations	$2,453,507	$475,741	$908,798	$130,990	$ 455	$(388,245)	$3,581,246
Operating income (loss):							
Four Corners operations	$ 81,517						
Yorktown operations	113,783						
Total operating income (loss) before corporate allocation	195,300	$ 11,408	$ 17,265	$ 4,090	$(31,098)	$ 2,701	$ 199,666
Corporate allocation	(14,941)	(9,807)	(3,562)	(595)	28,905	—	—
Total operating income (loss) after corporate allocation	180,359	1,601	13,703	3,495	(2,193)	2,701	199,666
Discontinued operations loss/(gain)	—	(2)	—	—	—	(22)	(24)
Operating income (loss) from continuing operations	$ 180,359	$ 1,599	$ 13,703	$ 3,495	$ (2,193)	$ 2,679	199,642
Interest expense							(24,485)
Costs associated with early debt extinguishment							(2,082)
Amortization and write-offs of financing costs							(2,797)
Investment and other income							2,799
Earnings from continuing operations before income taxes							$ 173,077
Depreciation and amortization:							
Four Corners operations	$ 16,534						
Yorktown operations	10,513						
Total from continuing operations	$ 27,047	$ 9,973	$ 1,666	$ 797	$ 797	$ —	$ 40,280
Total assets	$ 553,051	$103,297	$ 96,545	$ 54,000	$177,579	$ —	$ 984,472
Capital expenditures	$ 62,293	$ 4,719	$ 1,870	$ 221	$ 1,556	$ —	$ 70,659

GIANT INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of and For the Year Ended December 31, 2004					
	Refining Group	Retail Group	Phoenix Fuel	Other	Reconciling Items	Consolidated
	(In thousands)					
Customer net revenues:						
Finished products:						
Four Corners operations	$ 423,397					
Yorktown operations	1,074,536					
Total	$1,497,933	$233,056	$584,903	$ —	$ —	$2,315,892
Merchandise and lubricants	—	134,012	32,510	—	—	166,522
Other	11,843	15,119	1,684	529	—	29,175
Total	1,509,776	382,187	619,097	529	—	2,511,589
Intersegment net revenues:						
Finished products	205,842	—	61,478	—	(267,320)	—
Other	15,652	—	—	—	(15,652)	—
Total	221,494	—	61,478	—	(282,972)	—
Net revenues of continuing operations	$1,731,270	$382,187	$680,575	$ 529	$(282,972)	$2,511,589
Operating income (loss):						
Four Corners operations	$ 30,914					
Yorktown operations	52,752					
Total operating income (loss) before corporate allocation	$ 83,666	$ 6,688	$ 10,486	$(26,325)	$ 3,775	$ 78,290
Corporate allocation	(13,069)	(7,804)	(2,388)	23,261	—	—
Total operating income (loss) after corporate allocation	70,597	(1,116)	8,098	(3,064)	3,775	78,290
Discontinued operations loss/(gain)	—	218	—	—	(28)	190
Operating income (loss) from continuing operations	$ 70,597	$ (898)	$ 8,098	$ (3,064)	$ 3,747	$ 78,480
Interest expense						(32,907)
Costs associated with early debt extinguishment						(10,564)
Amortization and write-offs of financing costs						(8,341)
Interest and investment income						354
Earnings from continuing operations before income taxes						$ 27,022
Depreciation and amortization:						
Four Corners operations	$ 16,191					
Yorktown operations	9,328					
Total	$ 25,519	$ 9,186	$ 1,614	$ 879	$ —	$ 37,198
Less discontinued operations	—	(93)	—	—	—	(93)
Continuing operations	$ 25,519	$ 9,093	$ 1,614	$ 879	$ —	$ 37,105
Total assets	$ 474,984	$103,786	$ 73,467	$ 50,169	$ —	$ 702,406
Capital expenditures	$ 50,609	$ 5,835	$ 1,707	$ 520	$ —	$ 58,671
Yorktown refinery acquisition contingent payment	$ 16,146	$ —	$ —	$ —	$ —	$ 16,146

GIANT INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of and For the Year Ended December 31, 2003					
	Refining Group	Retail Group	Phoenix Fuel	Other	Reconciling Items	Consolidated
	(In thousands)					
Customer net revenues:						
Finished products:						
Four Corners operations	$ 287,288					
Yorktown operations	768,618					
Total	$1,055,906	$180,155	$397,163	$ —	$ —	$1,633,224
Merchandise and lubricants	—	127,009	26,262	—	—	153,271
Other	4,294	15,717	1,775	537	—	22,323
Total	1,060,200	322,881	425,200	537	—	1,808,818
Intersegment net revenues:						
Finished products	175,898	—	47,304	—	(223,202)	—
Other	15,862	—	—	—	(15,862)	—
Total	191,760	—	47,304	—	(239,064)	—
Net revenues of continuing operations	$1,251,960	$322,881	$472,504	$ 537	$(239,064)	$1,808,818
Operating income (loss):						
Four Corners operations	$ 41,932					
Yorktown operations	22,039					
Total operating income (loss) before corporate allocation	$ 63,971	$ 13,476	$ 8,483	$(20,995)	$ (1,791)	$ 63,144
Corporate allocation	(10,423)	(6,224)	(1,904)	18,551	—	—
Total operating income (loss) after corporate allocation	53,548	7,252	6,579	(2,444)	(1,791)	63,144
Discontinued operations loss/(gain)	—	761	—	—	(46)	715
Operating income (loss) from continuing operations	$ 53,548	$ 8,013	$ 6,579	$ (2,444)	$ (1,837)	$ 63,859
Interest expense						(38,993)
Amortization and write-offs of financing costs						(4,696)
Interest and investment income						162
Earnings from continuing operations before income taxes						$ 20,332
Depreciation and amortization:						
Four Corners operations	$ 15,846					
Yorktown operations	7,951					
Total	$ 23,797	$ 10,656	$ 1,763	$ 1,301	$ —	$ 37,517
Less discontinued operations	—	(657)	—	—	—	(657)
Continuing operations	$ 23,797	$ 9,999	$ 1,763	$ 1,301	$ —	$ 36,860
Total assets	$ 459,253	$116,083	$ 72,188	$ 52,130	$ —	$ 699,654
Capital expenditures	$ 14,428	$ 2,322	$ 295	$ 834	$ —	$ 17,879
Yorktown refinery acquisition contingent payment	$ 8,854	$ —	$ —	$ —	$ —	$ 8,854

(1) Since acquisition on May 14, 2002.

Note 17 — Commitments and Contingencies:

We have various legal actions, claims, assessments and other contingencies arising in the normal course of our business, including those matters described below, pending against us. Some of these matters involve or may involve significant claims for compensatory, punitive, or other damages. These matters are subject to many uncertainties, and it is possible that some of these matters could be ultimately decided, resolved or settled adversely. As explained more fully below, we have recorded accruals for losses related to those matters that we consider to be probable and that can be reasonably estimated. We currently believe that any amounts exceeding our recorded accruals should not materially affect our financial condition or liquidity. It is possible, however, that the ultimate resolution of these matters could result in a material adverse effect on our results of operations.

Federal, state and local laws relating to the environment, health and safety affect nearly all of our operations. As is the case with all companies engaged in similar industries, we face significant exposure from actual or potential claims and lawsuits involving environmental, health and safety matters. These matters include soil and water contamination, air pollution and personal injuries or property damage allegedly caused by substances made, handled, used, released or disposed of by us or by our predecessors.

Future expenditures related to environmental, health and safety matters cannot be reasonably quantified in many circumstances for various reasons. These reasons include the uncertain nature of remediation and cleanup cost estimates and methods, imprecise and conflicting data regarding the hazardous nature of various types of substances, the number of other potentially responsible parties involved, defenses that may be available to us, and changing environmental, health and safety laws, including changing interpretations of these laws.

Environmental and Litigation Accruals

We expense or capitalize environmental expenditures depending on the circumstances.

- Expenditures that relate to an existing environmental condition caused by past operations, and which do not result in an asset with an economic life greater than one year, are expensed.
- Expenditures that relate to an existing environmental condition caused by past operations, and which result in an asset with an economic life greater than one year, are capitalized in the period incurred and depreciated over their useful life.

In those circumstances where environmental expenditures, or losses associated with litigation, are anticipated or related to past events, we accrue for the liability if clean up expenditures, administrative penalties, adverse judgments, or other liabilities are probable and the costs can be reasonably estimated.

We do not accrue for future expenditures associated with:

- our compliance with clean air, clean water, and similar regulatory programs, including programs relating to the composition of motor fuels, that do not require us to undertake soil removal or similar clean up activities;
- our compliance with settlements, consent decrees, and other agreements with governmental authorities that do not require us to undertake soil removal or similar cleanup activities;
- groundwater monitoring; or
- capital projects.

Expenditures for these matters are capitalized or expensed when incurred.

We do not discount our environmental and litigation liabilities, and record these liabilities without consideration of potential recoveries from third parties, except that we do take into account amounts that others are contractually obligated to pay us. Subsequent adjustments to estimates, which may be significant, may be made as more information becomes available or as circumstances change.

As of December 31, 2005 and 2004, we had environmental liability accruals of approximately $4,941,000 and $6,156,000, respectively, which are summarized below, and litigation accruals in the aggregate of approximately $990,000 and $525,000, respectively. Environmental accruals are recorded in the current and long-term sections of our Consolidated Balance Sheets. Litigation accruals are recorded in the current section of our Consolidated Balance Sheets.

Summary of Accrued Environmental Contingencies

	As of 12/31/03	Increase	Payments	As of 12/31/04	Increase	Payments	As of 12/31/05
				(In thousands)			
Yorktown Refinery	$5,916	$ —	$(1,385)	$4,531	$ 57	$(1,048)	$3,540
Bloomfield Refinery	267	—	(16)	251	—	(22)	229
Farmington Refinery	570	—	—	570	—	—	570
Bloomfield — River Terrace	—	—	—	—	259	(213)	46
West Outfall — Bloomfield	—	150	(106)	44	—	(44)	—
Bloomfield Tank Farm (Old Terminal)	67	—	(14)	53	—	(11)	42
Other Projects	772	3	(68)	707	306	(499)	514
Totals	$7,592	$153	$(1,589)	$6,156	$622	$(1,837)	$4,941

Approximately $4,427,000 of the December 31, 2005 accrual is for the following projects discussed below:

- $3,540,000 and $229,000, respectively, for environmental obligations assumed in connection with our acquisitions of the Yorktown refinery and the Bloomfield refinery;
- $570,000 for the remediation of the hydrocarbon plume that appears to extend no more than 1,800 feet south of our inactive Farmington refinery;
- $46,000 for remediation in the river terrace area of the Bloomfield refinery; and
- $42,000 for remediation of hydrocarbon contamination on and adjacent to the 5.5 acres that we own in Bloomfield, New Mexico.

The remaining $514,000 of the accrual relates to:

- the closure of certain solid waste management units at the Ciniza refinery;
- closure of the Ciniza refinery land treatment facility including post-closure expenses; and
- amounts for smaller remediation projects.

Yorktown Environmental Liabilities

We assumed certain liabilities and obligations in connection with our purchase of the Yorktown refinery from BP Corporation North America Inc. and BP Products North America Inc. (collectively "BP"). BP agreed to reimburse us in specified amounts for some matters. Among other things, and subject to certain exceptions, we assumed responsibility for all costs, expenses, liabilities, and obligations under environmental, health and safety laws caused by, arising from, incurred in connection with or relating to the ownership of the refinery or its operation. We agreed to reimburse BP for losses incurred in connection with or related to liabilities and obligations assumed by us. Certain environmental matters relating to the Yorktown refinery are discussed below.

BP agreed to reimburse us for all losses that are caused by or relate to property damage caused by, or any environmental remediation required due to, a violation of environmental health, and safety laws during BP's operation of the refinery. In order to have a claim against BP, however, the total of all our losses must exceed $5,000,000, in which event our claim only relates to the amount exceeding $5,000,000. After $5,000,000 is reached, our claim is limited to 50% of the amount by which our losses exceed $5,000,000 until the total of all our losses exceeds $10,000,000. After $10,000,000 is reached, our claim would be for 100% of the amount by which our losses exceed $10,000,000. In applying these provisions, losses amounting to a total of less than $250,000 arising out of the same event are not added to any other losses for purposes of determining whether and when the $5,000,000 or $10,000,000 has been reached. After the $5,000,000 or $10,000,000 thresholds have been reached, BP has no obligation to reimburse us for any losses amounting to a total of less than $250,000 arising out of the same event. Except as specified in the refinery purchase agreement, in order to seek reimbursement from BP, we were required to notify BP of a claim within two years following the closing date. Further, BP's total liability for reimbursement under the refinery purchase agreement, including liability for environmental claims, is limited to $35,000,000.

Yorktown 1991 Order

In connection with the Yorktown acquisition, we assumed BP's obligations under an administrative order issued in 1991 by EPA under the Resource Conservation and Recovery Act. The order requires an investigation of certain areas of the refinery and the development of measures to correct any releases of contaminants or hazardous substances found in these areas. A Resource Conservation and Recovery Act Facility Investigation was conducted and approved conditionally by EPA in 2002. Following the investigation, a Risk Assessment/Corrective Measures Study ("RA/CMS") was finalized in 2003, which summarized the remediation measured agreed upon by us, EPA, and the Virginia Department of Environmental Quality ("VDEQ"). The RA/CMS proposes investigation, sampling, monitoring, and cleanup measures, including the construction of an on-site corrective action management unit that would be used to consolidate hazardous solid materials associated with these measures. These proposed actions relate to soil, sludge, and remediation wastes relating to solid waste management units. Groundwater in the aquifers underlying the refinery, and surface water and sediment in a small pond and tidal salt marsh on the refinery property also are addressed in the RA/CMS.

Based on the RA/CMS, EPA issued a proposed cleanup plan for public comment in December 2003 setting forth preferred corrective measures for remediating soil, groundwater, sediment, and surface water contamination at the refinery. Following the public comment period, EPA issued its final remedy decision and response to comments in April 2004. EPA currently is developing the administrative consent order pursuant to which we will implement our cleanup plan.

Our most current estimate of expenditures associated with the order is between $25,000,000 ($17,500,000 of which we believe is subject to reimbursement by BP) and $27,000,000 ($19,500,000 of which we believe is subject to reimbursement by BP). We anticipate that these expenditures will be incurred over a period of approximately 35 years after EPA approves our cleanup plan. We believe that between approximately $9,600,000 and $10,600,000 of this amount will be incurred over an initial four-year period, and additional expenditures of approximately $7,600,000 will be incurred over the following four-year period, with the remainder thereafter. We currently have $3,540,000 recorded as an environmental liability for this project, which reflects our belief that BP is responsible for reimbursing us for expenditures on this project that exceed this amount.

As part of the clean-up plan, the facility's underground sewer system will be cleaned, inspected and repaired as needed. A portion of this sewer work is scheduled to begin during the construction of the corrective action management unit and related remediation work and is included in our associated cost estimate. We anticipate that construction of the corrective action, management unit and related remediation work will be completed approximately seven to eight years after EPA approves our clean-up plan and authorizes its implementation. We have preliminarily estimated that the balance of the sewer work will cost between approximately $1,500,000 and $3,500,000 over a period of three to five years, beginning around the time the construction of the corrective action management unit and related remediation work is nearing completion. We do not know whether any clean up will be required in connection with this capital project and, accordingly have not recorded a liability for this matter.

Bloomfield Refinery Environmental Obligations

In connection with the acquisition of the Bloomfield refinery, we assumed certain environmental obligations including the seller's obligations under an administrative order issued by EPA in 1992 pursuant to the Resource Conservation and Recovery Act. The order required the seller to investigate and propose measures for correcting any releases of hazardous waste or hazardous constituents at or from the Bloomfield refinery. EPA has delegated its oversight authority over the order to NMED's Hazardous Waste Bureau ("HWB"). In December 2002, HWB and OCD approved a cleanup plan for the refinery, subject to various actions to be taken by us to implement the plan. We estimate that remaining remediation expenses associated with the cleanup plan will be approximately $229,000, and that these expenses will be incurred through approximately 2018. As of December 31, 2005, we had $229,000 recorded as an environmental liability for this project.

Farmington Refinery Matters

In 1973, we constructed the Farmington refinery that we operated until 1982. In 1985, we became aware of soil and shallow groundwater contamination at this property. Our environmental consulting firms identified several areas of contamination in the soils and shallow groundwater underlying the Farmington property. One of our consultants indicated that contamination attributable to past operations at the Farmington property has migrated off the refinery property, including a hydrocarbon plume that appears to extend no more than 1,800 feet south of the refinery property. Our remediation activities are ongoing under the supervision of the New Mexico Oil Conservation Division ("OCD"), although OCD has not issued a cleanup order. As of December 31, 2005, we had $570,000 recorded as an environmental liability for this project.

Bloomfield Refinery — West Outfall and River Terrace

In August 2004, hydrocarbon discharges were discovered seeping into two small gullies, or draws, in an area of the Bloomfield refinery site known as the west outfall. We took immediate containment and other corrective actions, including removal of contaminated soils, construction of lined collection sumps, and further investigation and monitoring. To further remediate these discharges and prevent additional migration of contamination, we completed construction of an underground barrier with a pollutant extraction and collection system in the second quarter of 2005 at a cost of approximately $790,000.

In connection with the underground barrier at the west outfall, OCD required more investigation of elevated hydrocarbon levels in an area of the Bloomfield refinery site known as the river terrace. With the approval of OCD, we installed sheet piling in this area in 1999 to block migration of groundwater contaminants. Monitoring wells were also installed, with annual sampling results submitted to OCD. In August 2005, OCD approved a bioventing plan to reduce hydrocarbon levels in this area. Bioventing involves pumping air into the soil to stimulate bacterial activity, which in turn consumes hydrocarbons. Construction of the bioventing system was completed in January 2006. We expended approximately $213,000 on this project through the end of 2005. As of December 31, 2005 we had $46,000 recorded as an environmental liability for this project.

Bloomfield Tank Farm (Old Terminal)

We have discovered hydrocarbon contamination adjacent to a 55,000 barrel crude oil storage tank that was located in Bloomfield, New Mexico. We believe that all or a portion of the tank and the 5.5 acres we own on which the tank was located may have been a part of a refinery, owned by various other parties, that, to our knowledge, ceased operations in the early 1960s. We received approval to conduct a pilot bioventing project to address remaining contamination at the site, which was completed in 2001. Bioventing involves pumping air into the soil to stimulate bacterial activity which in turn consumes hydrocarbons. Based on the results of the pilot project, we submitted a remediation plan to OCD proposing the use of bioventing to address the remaining contamination. This remediation plan was approved by OCD in 2002. We anticipate that we will incur about $20,000 in expenditures from 2006 through 2007 to continue remediation, including groundwater monitoring and testing, until natural attenuation has completed the process of groundwater remediation. We had $42,000 recorded as an environmental liability for this project at December 31, 2005.

Yorktown Consent Decree

In addition to the obligations discussed above, in connection with the acquisition of the Yorktown refinery, we also assumed BP's Yorktown refinery responsibilities under a consent decree among various parties covering many locations (the "Consent Decree"). Parties to the Consent Decree include the United States, BP Exploration and Oil Co., Amoco Oil Company, and Atlantic Richfield Company. As applicable to the Yorktown refinery, the Consent Decree requires, among other things, reduction of nitrous oxides, sulfur dioxide, and particulate matter emissions and upgrades to the refinery's leak detection and repair program. We estimate that we will incur capital expenditures of between $20,000,000 and $27,000,000 to comply with the Consent Decree through 2006, and have expended approximately $8,500,000 of this amount through the end of 2005. We do not anticipated any significant increase in current operating expenses when all equipment modifications required by the Consent Decree are completed. Since our expenditures for this matter do not involve soil removal or similar cleanup activities, we have not recorded an environmental liability for this project and will capitalize or expense expenditures when incurred.

Bloomfield Refinery — OCD Compliance Order

On September 19, 2005, we received an Administrative Compliance Order from OCD alleging that: (1) we had failed to notify OCD of the west outfall discharges at our Bloomfield refinery; (2) we had allowed contaminants to enter the San Juan River from the refinery's river terrace area; and (3) we had failed to comply with certain conditions of the refinery's groundwater discharge permit. The Order seeks a civil penalty of $120,000, and also specifies that we apply for a discharge permit modification. We have already applied for and received the permit modification, which requires us to prepare a comprehensive action plan for the investigation and remediation of contaminated soil and groundwater at the refinery. Until this plan is completed and approved by the two agencies with regulatory oversight (OCD and HWB), we cannot reasonably estimate the cost of any associated cleanup activities and, accordingly, have not accrued an environmental liability for this matter. We are continuing settlement discussions with OCD in connection with the order. As part of any settlement, we may be required to make further modifications to our discharge permit.

Four Corners Refineries — Settlement Agreements

In June 2002, we received a draft compliance order from the New Mexico Environment Department ("NMED") in connection with alleged violations of air quality regulations at the Ciniza refinery. These alleged violations relate to an inspection completed in April 2001.

In August 2002, we received a compliance order from NMED in connection with alleged violations of air quality regulations at the Bloomfield refinery. These alleged violations relate to an inspection completed in September 2001.

In the second quarter of 2003, the EPA informally told us that it also intended to allege air quality violations in connection with the 2001 inspections at both refineries. In July 2005, we reached an administrative settlement with NMED and EPA in the form of consent agreements.

The administrative settlement resolves all alleged violations related to the 2001 inspections. In August 2005, we paid fines of $100,000 to EPA and $150,000 to NMED. We also agreed to undertake certain environmentally beneficial projects known as supplemental environmental projects at a cost of up to $600,000.

In addition, the administrative settlement is similar to the judicial consent decrees EPA has entered with other refiners as part of its national refinery enforcement program and requires that we do the following:

- implement controls to reduce emissions of nitrogen oxide, sulfur dioxide, and particulate matter from the largest emitting process units;
- upgrade leak detection and repair practices;
- minimize the number and severity of flaring events; and
- adopt strategies to ensure compliance with benzene waste requirements.

We currently believe that we can satisfy the requirements of the settlement by making equipment modifications to our Four Corners refineries, which we estimate could cost between approximately $10,000,000 and $18,000,000, spread over a period of four to seven years following the date of the settlement. We currently anticipate that the majority of these costs will be incurred in the latter portion of the four to seven year phase-in period. In addition, we estimate that on-going annual operating costs associated with these modifications could cost approximately $4,000,000 per year. These amounts are the currently estimated upper limits for both capital expenditures and annual operating costs. Undertaking the upper limit for one type of expenditure could result in our having to spend less than the upper limit for the other. The costs associated with our settlement also could be subject to reduction in the event of the temporary, partial or permanent discontinuance of operations at one or both facilities. Since our settlement does not require us to undertake soil removal or similar cleanup activities, we have not recorded an environmental liability for this matter.

Bloomfield Refinery — EPA Compliance Order

On October 12, 2005, we received an Administrative Compliance Order from EPA in connection with a Bloomfield refinery compliance evaluation inspection in 2000 and a follow-up inspection in early 2001. We send waste water from the refinery's process units through an oil-water separator, a series of multiple-lined aeration ponds that continue the treatment and processing of oily water, and a series of evaporation ponds, before the water is injected into a permitted deep well. EPA alleges that benzene levels in the aeration ponds exceed permissible RCRA levels. EPA also alleges that we failed to make a RCRA hazardous waste determination in connection with wastewater going into the aeration ponds. The Order seeks a civil penalty of $890,000 in connection with this matter, but EPA has indicated it would consider settling for a lesser amount if we commit to operational changes that would reduce benzene levels in the aeration ponds. As part of any settlement, we may be required to undertake one or more environmentally beneficial projects known as supplemental environmental projects. We are continuing settlement discussions with EPA. Since we do not anticipate incurring any cleanup costs in connection with this matter, we have not recorded an environmental liability for this project.

MTBE Litigation

Lawsuits have been filed in numerous states alleging that MTBE, a blendstock used by many refiners in producing specially formulated gasoline, has contaminated water supplies. MTBE contamination primarily results from leaking underground or aboveground storage tanks. The suits allege MTBE contamination of water supplies owned and operated by the plaintiffs, who are generally water providers or governmental entities. The plaintiffs assert that numerous refiners, distributors, or sellers of MTBE and/or gasoline containing MTBE are responsible for the contamination. The plaintiffs also claim that the defendants are jointly and severally liable for compensatory and punitive damages, costs, and interest. Joint and several liability means that each defendant may be liable for all of the damages even though that party was responsible for only a small part of the damages. We are a defendant in approximately 30 of these MTBE lawsuits pending in Virginia, Connecticut, Massachusetts, New Hampshire, New York, New Jersey, and Pennsylvania. We intend to vigorously defend these lawsuits. Since we have yet to determine if a liability is probable, and we cannot reasonably estimate the amount of any loss associated with this matter, we have not recorded a liability for these lawsuits.

Jet Fuel Claim

In February 2003, we filed a complaint against the United States in the United States Court of Federal Claims related to military jet fuel that we sold to the Defense Energy Support Center ("DESC") from 1983 through 1994. We asserted that the federal government underpaid for the jet fuel by about $17,000,000. We requested that we be made whole in connection with payments that were less than the fair market value of the fuel, that we be reimbursed for the value of transporting the fuel in some contracts, and that we be reimbursed for certain additional costs of complying with the government's special requirements. The U.S. has said that it may counterclaim and assert, based on its interpretation of the contracts, that we owe additional amounts of between $2,100,000 and $4,900,000. In the first quarter of 2004, the United States Court of Appeals for the Federal Circuit agreed to hear appeals in other jet fuel cases. In April 2005, a three judge panel of the Court of Appeals ruled in favor of the U.S. The judge in our case is proceeding with two other jet fuel cases, but at our request has halted any further action in our case pending a decision in those cases. Due to the preliminary nature of this matter, there can be no assurance that we, or the U.S. in the case of the possible counterclaim, will ultimately prevail, nor is it possible to predict when any payment will be received if we are successful. Accordingly, we have not recorded a receivable for our claim or a liability for any potential counterclaim.

Yorktown Refinery Incident

On November 25, 2005, a fire occurred at our Yorktown refinery. Damage was primarily done to the gas plant that supports the fluid catalytic converter ("FCC"), a unit that alters the molecular composition of materials sent into the unit in order to produce gasoline, diesel, fuel oil, heating oil, and other products. Some piping and instrumentation cables for other operating units in the refinery were also damaged by the fire. All of the units at the refinery were shut down to assess the scope of work needed to return the refinery to safe and efficient operations. The refinery is being brought back to operation in two stages. Certain units, including the crude unit, began operations in January 2006, and the refinery is currently operating at approximately 40,000 barrels per day. The gas plant and the FCC are currently targeted to return to operation in April 2006, at which time the refinery should return to its normal operating level of approximately 62,000 barrels per day. Although we anticipate that the Yorktown refinery will return to full operating levels in April, it is possible that construction delays and other unanticipated problems could occur that would prevent us from achieving this goal.

As a result of current market conditions, our refining margins are weaker now than they were at the same time last year. Additionally, we are selling feedstocks for the FCC rather than processing them into higher valued gasoline and diesel because we our not able to operate the FCC as a result of the fire.

We have property insurance coverage with a $1,000,000 deductible that should cover a significant portion of the costs of repairing the Yorktown refinery. We also have business interruption insurance coverage for the financial impact of the fire after the policies 45-day waiting period is exceeded. We do not yet know exactly when we will be receiving payments under these policies or ultimately how much we will receive. The amounts that we will receive from our business interruption coverage will necessarily reflect the margin environment during the time we are not operating at normal operating levels as a result of the fire, including the current weaker margin environment. We also may receive amounts under our business interruption coverage reflecting our sales of FCC feedstocks during the period of time the unit is not operational rather than the higher valued products that otherwise would have been produced and sold.

Note 18 — Related Party Matter

Our board of directors terminated James E. Acridge as our President and Chief Executive Officer on March 29, 2002, and replaced him as our Chairman of the Board. Mr. Acridge's term of office as a director subsequently expired on April 29, 2004. Mr. Acridge subsequently commenced a personal Chapter 11 bankruptcy proceeding. In 2004, we entered into a settlement agreement with the trustee in Mr. Acridge's personal bankruptcy proceeding that we believe releases us from, among other things, any claims that either Mr. Acridge or his estate may have alleged arising out of Mr. Acridge's termination, as well as other potential pre-bankruptcy claims that the trustee might have pursued against us. Pursuant to the settlement, we made a payment for the benefit of the Acridge estate in the fourth quarter of 2004, and gave up our right to receive certain distributions from the Acridge estate as well as from the bankruptcy estates of certain entities originally controlled by Mr. Acridge.

We also filed a complaint in the Acridge bankruptcy proceeding seeking a determination that certain amounts that we believe are owed to us by Mr. Acridge are not dischargeable in bankruptcy, including a loan to Mr. Acridge in the principal amount of $5,000,000, which we wrote off in 2003. In December 2005, the bankruptcy court entered a judgment for approximately $7,518,000 in our favor, and excepted this amount from discharge in the bankruptcy proceeding. We do not know, however, whether we will actually be able to recover any of this amount from Mr. Acridge. As a result, we have not recorded a receivable for the judgment.

Note 19 — Acquisitions:

On August 1, 2005, we acquired an idle crude oil pipeline running from Jal, New Mexico to Bisti, New Mexico and related assets from Texas-New Mexico Pipe Line Company. This pipeline is connected to our existing pipeline network that directly supplies crude oil to the Bloomfield and Ciniza refineries. We have begun testing the pipeline and taking other actions related to placing it in service. Unless currently unanticipated obstacles are encountered, we anticipate the pipeline will become operational before the end of 2006.

On July 12, 2005, we acquired 100% of the common shares of Dial Oil Co. ("Dial Oil"). We funded this acquisition with cash on hand. Dial Oil is a wholesale distributor of gasoline, diesel and lubricants in the Four Corners area of the Southwest. Dial Oil also owns and operates 12 service stations/convenience stores. Dial Oil's assets include bulk petroleum distribution plants, cardlock fueling locations, and a fleet of truck transports. The acquisition has been accounted for using the purchase method of accounting whereby the total purchase price has been allocated to tangible and intangible assets acquired and liabilities assumed based on the fair market values on the date of acquisition, and goodwill of $10,304,000 was recorded as a result of this acquisition. The pro forma effect of the acquisition on Giant's results of operations is immaterial.

Note 20 — Quarterly Financial Information (Unaudited)

	Year Ended December 31, 2005			
	Quarter			
	First	Second	Third	Fourth
	(In thousands, except per share data)			
Continuing Operations:				
Net revenues	$711,726	$863,357	$1,085,225	$920,938
Cost of products sold (excluding depreciation and amortization)	625,790	748,883	920,408	798,110
Operating expenses	46,244	48,744	53,901	56,750
Depreciation and amortization	10,970	9,492	9,973	9,845
Selling, general and administrative expenses	7,799	11,843	15,431	10,100
(Gain) loss on the disposal/write-down of assets	(13)	(207)	1,055	174
Gain from insurance settlement of fire incident	(3,492)	(196)	—	—
Operating income	$ 24,428	$ 44,798	$ 84,457	$ 45,959
Net earnings	$ 10,058	$ 20,538	$ 46,640	$ 26,695
Net earnings per common share — basic	$ 0.81	$ 1.53	$ 3.43	$ 1.84
Net earnings per common share — assuming dilution	$ 0.80	$ 1.51	$ 3.38	$ 1.83
Discontinued Operations:				
Net revenues	$ —	$ —	$ —	$ —
(Loss) income from operations	$ (11)	$ 13	$ —	$ —
Gain (loss) on disposal	—	22	—	—
Loss on asset write-downs	—	—	—	—
Operating earnings (loss)	$ (11)	$ 35	$ —	$ —
Net (loss) earnings	$ (7)	$ 22	$ —	$ —
Net earnings (loss) per common share — basic	$ —	$ —	$ —	$ —
Net earnings (loss) per common share — assuming dilution	$ —	$ —	$ —	$ —
Cumulative effect of change in accounting principle:				
Net loss	$ —	$ —	$ —	$ (68)
Net loss per common share — basic	$ —	$ —	$ —	$ (0.01)
Net loss per common share — assuming dilution	$ —	$ —	$ —	$ (0.01)

GIANT INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31, 2004(1)			
	Quarter			
	First	Second	Third	Fourth
	(In thousands, except per share data)			
Continuing Operations:				
Net revenues	$540,807	$654,035	$ 642,439	$674,308
Cost of products sold (excluding depreciation and amortization)	460,767	557,326	564,563	603,414
Operating expenses	44,196	43,540	42,158	45,952
Depreciation and amortization	9,098	9,220	9,024	9,763
Selling, general and administrative expenses	8,200	10,052	10,110	9,472
(Gain) loss on the disposal/write-down of assets	(4)	566	(889)	488
Gain from insurance settlement of fire incident	—	—	(958)	(2,949)
Operating income	$ 18,550	$ 33,331	$ 18,431	$ 8,168
Net earnings	$ 4,601	$ 5,015	$ 5,975	$ 747
Net earnings per common share — basic	$ 0.52	$ 0.45	$ 0.49	$ 0.06
Net earnings per common share — assuming dilution	$ 0.51	$ 0.44	$ 0.48	$ 0.06
Discontinued Operations:				
Net revenues	$ 789	$ 490	$ (10)	$ —
Loss from operations	$ (118)	$ (61)	$ (17)	$ (22)
(Loss) gain on disposal	(18)	389	161	(7)
Loss on asset write-downs	—	(372)	(125)	—
Operating (loss) earnings	$ (136)	$ (44)	$ 19	$ (29)
Net (loss) earnings	$ (84)	$ (27)	$ 12	$ (18)
Net (loss) earnings per common share — basic	$ (0.01)	$ —	$ —	$ —
Net (loss) earnings per common share — assuming dilution	$ (0.01)	$ —	$ —	$ —

(1) Subsequent to the previously filed Form 10Q's, certain reclassifications have been made to present continuing and discontinued operations in accordance with SFAS No. 144.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

(a) Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were effective as of the date of that evaluation.

(b) Change in Internal Control Over Financial Reporting

No change in our internal control over financial reporting occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

(c) Management Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2005. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control-Integrated Framework*. Based on our assessment, we believe that, as of December 31, 2005, our internal control over financial reporting is effective based on those criteria.

On July 12, 2005, we completed the acquisition of Dial Oil Co. ("Dial Oil"), as discussed elsewhere in this report. In making management's assessment of the effectiveness of our internal control over financial reporting, we have excluded Dial Oil from our report on internal control over financial reporting as management did not have sufficient time to make an assessment of Dial Oil's internal controls using the COSO criteria in accordance with Section 404 of the Sarbanes-Oxley Act.

(d) Independent auditors report on our assessment of our internal control over financial reporting.

Report Of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Giant Industries, Inc.
Scottsdale, Arizona

We have audited management's assessment, included in the accompanying Management Report on Internal Control over Financial Reporting, that Giant Industries, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit. As described in the Management Report on Internal Control over Financial Reporting, management excluded from their assessment the internal control over financial reporting at Dial Oil Company, which was acquired on July 12, 2005 and whose financial statements constitute 10.5 percent and 5.5 percent of net and total assets, respectively, 3.1 percent of revenues, and 1.8 percent of operating income from continuing operations of the consolidated financial statement amounts as of and for the year ended December 31, 2005. Accordingly, our audit did not include the internal control over financial reporting of Dial Oil Company.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2005 of the Company and our reports dated March 1, 2006 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the Company's 2003 change in its method of accounting for asset retirement obligations to comply with Statement of Financial Accounting Standards No. 143, "Asset Retirement Obligations" and the Company's 2005 change in its method of accounting for conditional asset retirement obligations to comply with Financial Accounting Standards Board Interpretation 47, "Accounting for Conditional Asset Retirement Obligations".

/s/ Deloitte & Touche LLP

Phoenix, Arizona
March 1, 2006

PART III

Certain information required by Part III is omitted from this report by virtue of the fact that we will file with the Securities and Exchange Commission a definitive proxy statement relating to our Annual Meeting of Stockholders to be held April 10, 2006 pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report, and certain information to be included therein is incorporated herein by reference. We expect to disseminate the proxy statement to stockholders on or about March 6, 2006.

Item 10. *Directors and Executive Officers of the Registrant*

The information required by this item concerning our directors, including our audit committee members and audit committee financial expert, and the information concerning our code of ethics, is incorporated by reference to the information contained in the 2006 proxy statement under the caption "Election of Directors."

The information concerning our executive officers required by this item is incorporated by reference to the section in Part I of this report entitled "Executive Officers of the Registrant," following Item 4.

The information concerning compliance with Section 16(a) of the Exchange Act required by this Item is incorporated by reference to the information contained in the 2006 proxy statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance."

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference to the information contained in the 2006 proxy statement under the captions "Election of Directors," "Executive Compensation," "Compensation Committee Report on Executive Compensation" and "Compensation Committee Interlocks and Insider Participation."

Item 12. *Security Ownership of Certain Beneficial Owners and Management*

The following table includes information regarding securities authorized for issuance under our equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	100,500	$7.12	*
Equity compensation plans not approved by security holders	—	—	—
Total	100,500	$7.12	*

* The total number of shares available for grant is 2% of the total number of common shares outstanding as of the first day of each calendar year. Grants also are subject to a 400,000 share annual limitation on the grant of options intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code. Common shares available for grant in any particular calendar year that are not, in fact, granted in such year cannot be added to the common shares available for grant in any subsequent calendar year.

For a description of our equity compensation plans see Note 10 to our Consolidated Financial Statements included in Item 8.

The other information required by this item is incorporated by reference to the information contained in the 2006 proxy statement under the captions "Election of Directors," "Security Ownership of Management" and "Shares Owned by Certain Shareholders."

Item 13. *Certain Relationships and Related Transactions*

The information required by this item is incorporated by reference to the information contained in the 2006 proxy statement under the caption "Compensation Committee Interlocks and Insider Participation".

Item 14. *Principal Accountant Fees and Services*

The information required by this item is incorporated by reference to the information contained in the 2006 proxy statement under the caption "Audit Fees."

PART IV

Item 15. *Exhibits, Financial Statement Schedules and Reports on Form 8-K*

(a) (1) The following financial statements are included in Item 8:

(i) Report of Independent Registered Public Accounting Firm

(ii) Consolidated Balance Sheets — December 31, 2005 and 2004

(iii) Consolidated Statements of Operations — Years ended December 31, 2005, 2004 and 2003

(iv) Consolidated Statements of Stockholders' Equity — Years ended December 31, 2005, 2004 and 2003

(v) Consolidated Statements of Cash Flows — Years ended December 31, 2005, 2004 and 2003

(vi) Notes to Consolidated Financial Statements

(2) *Financial Statement Schedule.* The following financial statement schedule of Giant Industries, Inc. for the years ended December 31, 2005, 2004 and 2003 is filed as part of this report and should be read in conjunction with the Consolidated Financial Statements of Giant Industries, Inc.

Report of Independent Registered Public Accounting Firm
Schedule II — Valuation and Qualifying Accounts

Schedules not listed above have been omitted because they are not applicable or are not required or because the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto.

(3) *Exhibits.* The Exhibits listed on the accompanying Index to Exhibits immediately following the financial statement schedule are filed as part of, or incorporated by reference into, this Report.

Except for plans generally available to all employees, contracts with management and any compensatory plans or arrangements relating to management are as follows:

Exhibit No.	Description
10.13	Giant Industries, Inc. and Affiliated Companies Deferred Compensation Plan. Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, File No. 1-10398.
10.15	Giant Industries, Inc. 1998 Stock Incentive Plan. Incorporated by reference to Appendix H to the Joint Proxy Statement/Prospectus included in the Company's Registration Statement on Form S-4 under the Securities Act of 1933 as filed May 4, 1998, File No. 333-51785.
10.16	Amendment No. 1 to 1998 Stock Incentive Plan, dated September 13, 2000. Incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, File No 1-10398.
10.17	Amendment No. 2 to 1998 Stock Incentive Plan, dated March 27, 2002. Incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, File No 1-10398.

Exhibit No.	Description
10.18	ESOP Substitute Excess Deferred Compensation Benefit Plan. Incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992, File No. 1-10398.
10.19	2005 Management Discretionary Bonus Plan. Incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, File No. 1-10398.
10.20*	2006 Management Discretionary Bonus Plan.
10.21	Employment Agreement, dated as of December 12, 2003, between Fred L. Holliger and Giant Industries, Inc. Incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, File No. 1-10398.
10.22	Employment Agreement, dated as of December 12, 2003, between Morgan Gust and Giant Industries, Inc. Incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, File No. 1-10398.
10.23	Employment Agreement, dated as of December 12, 2003, between Mark B. Cox and Giant Industries, Inc. Incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, File No. 1-10398.
10.24	Employment Agreement, dated as of December 12, 2003, between Kim H. Bullerdick and Giant Industries, Inc. Incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, File No. 1-10398.

* Filed herewith.

(b) Reports on Form 8-K. We filed the following reports on Form 8-K during the fourth quarter of 2005 and to date:

(i) On October 3, 2005, we filed a Form 8-K, dated September 30, 2005, regarding the entry into an amendment to our 401(k) plan.

(ii) On November 4, 2005, we filed a Form 8-K, dated November 4, 2005, regarding the establishment of the Giant Industries, Inc. and Affiliated Companies Deferred Compensation Plan.

(iii) On November 8, 2005, we filed a Form 8-K, dated November 7, 2005, containing a press release detailing our earnings for the quarter ended September 30, 2005.

(iv) On December 21, 2005, we filed a Form 8-K, dated December 20, 2005, containing a press release providing an update on our Yorktown refinery.

(v) On February 28, 2006, we filed a Form 8-K, dated February 28, 2006, containing a press release detailing our earnings for the quarter and year ended December 31, 2005.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GIANT INDUSTRIES, INC.

By: /s/ FRED L. HOLLIGER

Fred L. Holliger
Chairman of the Board
and Chief Executive Officer

March 1, 2006

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ FRED L. HOLLIGER Fred L. Holliger	Chairman of the Board, Chief Executive Officer and Director	March 1, 2006
/s/ MARK B. COX Mark B. Cox	Executive Vice President, Treasurer, Chief Financial Officer and Assistant Secretary	March 1, 2006
/s/ GREGORY A. BARBER Gregory A. Barber	Vice President, Chief Accounting Officer, and Assistant Secretary	March 1, 2006
/s/ ANTHONY J. BERNITSKY Anthony J. Bernitsky	Director	March 1, 2006
/s/ LARRY L. DEROIN Larry L. DeRoin	Director	March 1, 2006
/s/ BROOKS J. KLIMLEY Brooks J. Klimley	Director	March 1, 2006
/s/ GEORGE M. RAPPORT George M. Rapport	Director	March 1, 2006
/s/ DONALD M. WILKINSON Donald M. Wilkinson	Director	March 1, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Giant Industries, Inc.
Scottsdale, Arizona

We have audited the consolidated financial statements of Giant Industries Inc. and subsidiaries ("the Company") as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, and the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, and have issued our reports thereon dated March 1, 2006 which express unqualified opinions and the financial statement opinion includes an explanatory paragraph relating to a change in accounting method for the adoption of Statement of Financial Accounting Standards No. 143, "Asset Retirement Obligations" in 2003 and a change in accounting method for the adoption of Financial Accounting Standards Board Interpretation 47, "Accounting for Conditional Asset Retirement Obligations" in 2005; such financial statements and reports are included elsewhere in this Annual Report on Form 10-K. Our audits also included the consolidated financial statement schedule of the Company listed in Item 15. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Phoenix, Arizona
March 1, 2006

SCHEDULE II

GIANT INDUSTRIES, INC. AND SUBSIDIARIES

Valuation and Qualifying Accounts
Three Years Ended December 31, 2005

Trade Receivables

	Balance at Beginning of Period	Charged to Costs and Expenses	Deduction(a)	Balance at End of Period
		(In thousands)		
Year ended December 31, 2005:				
Allowance for doubtful accounts	$329	$483	$(201)	$611
Year ended December 31, 2004:				
Allowance for doubtful accounts	$390	$167	$(228)	$329
Year ended December 31, 2003:				
Allowance for doubtful accounts	$650	$ 0	$(260)	$390

(a) Deductions are primarily trade accounts determined to be uncollectible.

Related Party Note and Interest Receivable:

	Balance at Beginning of Period	Charged to Costs and Expenses	Deduction(b)	Balance at End of Period
Year ended December 31, 2005:				
Allowance for doubtful accounts	$ 0	$0	$ 0	$ 0
Year ended December 31, 2004:				
Allowance for doubtful accounts	$ 0	$0	$ 0	$ 0
Year ended December 31, 2003:				
Allowance for doubtful accounts	$5,409	$0	$(5,409)	$ 0

(b) The related party note and interest receivable were determined to be uncollectible in 2003.

GIANT INDUSTRIES, INC.

ANNUAL REPORT ON FORM 10-K
Year Ended December 31, 2005

INDEX TO EXHIBITS

Definitions:

Form S-1 — Refers to the Form S-1 Registration Statement under the Securities Act of 1933 as filed October 16, 1989, File No. 33-31584.

Amendment No. 3 — Refers to the Amendment No. 3 to Form S-1 Registration Statement under the Securities Act of 1933 as filed December 12, 1989, File No. 33-31584.

Form S-3 — Refers to the Form S-3 Registration Statement under the Securities Act of 1933 as filed September 22, 1993, File No. 33-69252.

Exhibit No.	Description
2.1	Asset Purchase Agreement dated February 8, 2002, by and among, BP Corporation North America Inc., BP Products North America Inc., and Giant Industries, Inc. Incorporated by reference to Exhibit 2.3 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, File No. 1-10398.
3.1	Restated Certificate of Incorporation of Giant Industries, Inc., a Delaware corporation. Incorporated by reference to Exhibit 3.1 to Amendment No. 3.
3.2	Bylaws of Giant Industries, Inc., a Delaware corporation, as amended September 9, 1999. Incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, File No. 1-10398.
3.3	Articles of Incorporation of Giant Industries Arizona, Inc., an Arizona corporation ("Giant Arizona") formerly Giant Acquisition Corp. Incorporated by reference to Exhibit 2.1, Annex V to Form S-1.
3.4	Bylaws of Giant Arizona. Incorporated by reference to Exhibit 2.1, Annex VI to Form S-1.
3.5	Articles of Incorporation of Ciniza Production Company. Incorporated by reference to Exhibit 3.7 to Form S-3.
3.6	Bylaws of Ciniza Production Company. Incorporated by reference to Exhibit 3.8 to Form S-3.
3.7	Articles of Incorporation of Giant Stop-N-Go of New Mexico, Inc. Incorporated by reference to Exhibit 3.9 to Form S-3.
3.8	Bylaws of Giant Stop-N-Go of New Mexico, Inc. Incorporated by reference to Exhibit 3.10 to Form S-3.
3.9	Articles of Incorporation of Giant Four Corners, Inc. Incorporated by reference to Exhibit 3.11 to Form S-3.
3.10	Bylaws of Giant Four Corners, Inc. Incorporated by reference to Exhibit 3.12 to Form S-3.
3.11	Articles of Incorporation of Giant Mid-Continent, Inc. Incorporated by reference to Exhibit 3.13 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, File No. 1-10398.
3.12	Bylaws of Giant Mid-Continent, Inc. Incorporated by reference to Exhibit 3.14 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, File No. 1-10398.
3.13	Articles of Incorporation of San Juan Refining Company. Incorporated by reference to Exhibit 3.15 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, File No. 1-10398.
3.14	Bylaws of San Juan Refining Company. Incorporated by reference to Exhibit 3.16 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, File No. 1-10398.

Exhibit No.	Description
3.15	Amended and Restated Articles of Incorporation of Phoenix Fuel Co., Inc. Incorporated by reference to Exhibit 3.15 to the Company's Registration Statement on Form S-4 under the Securities Act of 1933 as filed July 15, 2002, File No. 333-92386.
3.16	Amended Bylaws of Phoenix Fuel Co., Inc. Incorporated by reference to Exhibit 3.18 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, File No. 1-10398.
3.17	Articles of Incorporation of Giant Pipeline Company. Incorporated by reference to Exhibit 3.21 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, File No. 1-10398.
3.18	Bylaws of Giant Pipeline Company. Incorporated by reference to Exhibit 3.22 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, File No. 1-10398.
3.19	Certificate of Incorporation of Giant Yorktown, Inc. Incorporated by reference to Exhibit 3.21 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001, File No. 1-10398.
3.20	Bylaws of Giant Yorktown, Inc. Incorporated by reference to Exhibit 3.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001, File No. 1-10398.
3.21	Certificate of Incorporation of Giant Yorktown Holding Company. Incorporated by reference to Exhibit 3.23 to the Company's Registration Statement on Form S-4 under the Securities Act of 1933 as filed July 15, 2002, File No. 333-92386.
3.22	Bylaws of Giant Yorktown Holding Company. Incorporated by reference to Exhibit 3.24 to the Company's Registration Statement on Form S-4 under the Securities Act of 1933 as filed July 15, 2002, File No. 333-92386.
3.23*	Articles of Incorporation of Dial Oil Co.
3.24	Amended and Restated Bylaws of Dial Oil Co. Incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 20, 2005, File No. 1-10398.
4.1	Indenture, dated as of May 14, 2002, among the Company, as Issuer, the Subsidiary Guarantors, as guarantors, and The Bank of New York, as Trustee, relating to $200,000,000 of 11% Senior Subordinated Notes 2012. Incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-4 under the Securities Act of 1933 as filed July 15, 2002, File No. 333-92386.
4.2	Indenture, dated as of May 3, 2004, among the Company, as Issuer, the Subsidiary Guarantors, as Guarantors, and The Bank of New York, as Trustee, providing for Issuance of Notes in Series. Incorporated by reference to Exhibit 4.6 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004, File No. 1-10398
4.3	Supplemental Indenture, dated as of May 3, 2004, among the Company, as Issuer, the Subsidiary Guarantors, as Guarantors, and The Bank of New York, as Trustee, relating to $150,000,000 of 8% Senior Subordinated Notes due 2014. Incorporated by reference to Exhibit 4.7 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004, File No. 1-10398.
10.1	Giant Industries, Inc. & Affiliated Companies 401(k) Basic Plan Document, effective October 9, 2003. Incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, File No. 1-10398.
10.2	Addendum to Giant Industries, Inc. & Affiliated Companies 401(k) Basic Plan Document, effective March 28, 2005. Incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, File No. 1-10398.
10.3	Giant Industries, Inc. & Affiliated Companies 401(k) Plan Adoption Agreement, effective June 24, 2003. Incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-K for the quarter ended June 30, 2003, File No 1-10398.
10.4	First Amendment to Giant Industries, Inc. & Affiliated Companies 401(k) Plan Adoption Agreement, effective June 24, 2003. Incorporated by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-K for the quarter ended June 30, 2003, File No 1-10398.

Exhibit No.	Description
10.5	Second Amendment to Giant Industries, Inc. & Affiliated Companies 401(k) Plan Adoption Agreement, effective July 1, 2003. Incorporated by reference to Exhibit 4.3 to the Company's Quarterly Report on Form 10-K for the quarter ended June 30, 2003, File No 1-10398.
10.6	Third Amendment to Giant Industries, Inc. & Affiliated Companies 401(k) Plan Adoption Agreement, effective January 1, 2004. Incorporated by reference to Exhibit 4.7 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, File No. 1-10398.
10.7	Fourth Amendment to Giant Industries, Inc. & Affiliated Companies 401(k) Plan Adoption Agreement, effective March 1, 2004. Incorporated by reference to Exhibit 4.8 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, File No. 1-10398.
10.8	Fifth Amendment to the Giant Industries, Inc. & Affiliated Companies 401(k) Plan Adoption Agreement. Incorporated by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, File No. 1-10398.
10.9	Sixth Amendment to the Giant Industries, Inc. & Affiliated Companies 401(k) Plan Adoption Agreement. Incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, File No. 1-10398.
10.10	Seventh Amendment to the Giant Industries, Inc. & Affiliated Companies 401(k) Plan Adoption Agreement. Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, File No. 1-10398.
10.11*	Eighth Amendment to the Giant Industries, Inc. & Affiliated Companies 401(k) Plan Adoption Agreement.
10.12*	Ninth Amendment to the Giant Industries, Inc. & Affiliated Companies 401(k) Plan Adoption Agreement.
10.13	Giant Industries, Inc. and Affiliated Companies Deferred Compensation Plan. Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, File No. 1-10398.
10.14	Purchase and Sale Agreement, dated as of June 21, 2005, between Texas-New Mexico Pipe Line Company and Giant Pipeline Company. Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, File No. 1-10398.
10.15	Giant Industries, Inc. 1998 Stock Incentive Plan. Incorporated by reference to Appendix H to the Joint Proxy Statement/Prospectus included in the Company's Registration Statement on Form S-4 under the Securities Act of 1933 as filed May 4, 1998, File No. 333-51785.
10.16	Amendment No. 1 to 1998 Stock Incentive Plan, dated September 13, 2000. Incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, File No 1-10398.
10.17	Amendment No. 2 to 1998 Stock Incentive Plan, dated March 27, 2002. Incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, File No 1-10398.
10.18	ESOP Substitute Excess Deferred Compensation Benefit Plan. Incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992, File No. 1-10398.
10.19	2005 Management Discretionary Bonus Plan. Incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, File No. 1-10398.
10.20*	2006 Management Discretionary Bonus Plan.
10.21	Employment Agreement, dated as of December 12, 2003, between Fred L. Holliger and Giant Industries, Inc. Incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, File No. 1-10398.
10.22	Employment Agreement, dated as of December 12, 2003, between Morgan Gust and Giant Industries, Inc. Incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, File No. 1-10398.

Exhibit No.	Description
10.23	Employment Agreement, dated as of December 12, 2003, between Mark B. Cox and Giant Industries, Inc. Incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, File No. 1-10398.
10.24	Employment Agreement, dated as of December 12, 2003, between Kim H. Bullerdick and Giant Industries, Inc. Incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, File No. 1-10398.
10.25**	Crude Oil Purchase/Sale Agreement 2004-2008, effective as of February 9, 2004, between Giant Yorktown, Inc. and Statoil Marketing & Trading (US) Inc. Incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, File No. 1-10398.
10.26	Fourth Amended and Restated Credit Agreement, dated as of June 27, 2005, among Giant Industries, Inc., as Borrower, Bank of America, N.A., as Administrative Agent, Swing Line Lender, and as Issuing Bank, and the Lenders parties thereto. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed July 1, 2005, File No. 1-10398.
10.27	First Amendment to Fourth Amended and Restated Credit Agreement, dated as of August 4, 2005, among Giant Industries, Inc., as Borrower, Bank of America, N.A., as Administrative Agent, Swing Line Lender, and as Issuing Bank, and the Lenders parties thereto. Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, File No. 1-10398.
14.1	Code of Ethics. Incorporated by reference to Exhibit 14.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, File No. 1-10398.
18.1	Letter regarding change in accounting principles. Incorporated by reference to Exhibit 18.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1990, File No. 1-10398.
21.1*	Subsidiaries of the Company.
23.1*	Consent of Deloitte & Touche LLP to incorporate report in previously filed Registration Statements.
31.1*	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed herewith.

** Portions have been omitted pursuant to a request for confidential treatment filed by the Registrant with the Commission. The omitted portions have been filed separately with the Commission.

EXHIBIT 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Fred L. Holliger, certify that:

1. I have reviewed this annual report on Form 10-K of Giant Industries, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ FRED L. HOLLIGER

Name: Fred L. Holliger
Title: Chief Executive Officer

Date: March 1, 2006

EXHIBIT 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Mark B. Cox, certify that:

1. I have reviewed this annual report on Form 10-K of Giant Industries, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ MARK B. COX

Name: Mark B. Cox
Title: Chief Financial Officer

Date: March 1, 2006

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Giant Industries, Inc. ("Giant") on Form 10-K for the year ending December 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Fred L. Holliger, Chief Executive Officer of Giant, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(a) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(b) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Giant.

By: /s/ FRED L. HOLLIGER

Name: Fred L. Holliger
Title: Chief Executive Officer

Date: March 1, 2006

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Giant Industries, Inc. ("Giant") on Form 10-K for the year ending December 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Mark B. Cox, Chief Financial Officer of Giant, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(a) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(b) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Giant.

By: /s/ MARK B. COX

Name: Mark B. Cox
Title: Chief Financial Officer

Date: March 1, 2006

2005 Annual Report

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INDUSTRIES, INC.

GIANT INDUSTRIES, INC. AND SUBSIDIARIES

STOCKHOLDER INFORMATION

CORPORATE HEADQUARTERS
Giant Industries, Inc.
23733 N. Scottsdale Road
Scottsdale, AZ 85255
(480)585-8888

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Phoenix, AZ

STOCKHOLDERS
Approximately 195 stockholders of record on December 31, 2005

REGISTRAR AND TRANSFER AGENT
Computershare Trust Company
350 Indiana Street
Suite 800
Golden, CO 80401
(303) 262-0600

TRADED
New York Stock Exchange Symbol: GI

INITIAL PUBLIC OFFERING
December 1989

ANNUAL MEETING
April 10, 2006
4:00 p.m.
Hyatt Regency Greenwich
1800 East Putnam Avenue
Old Greenwich, Connecticut 06870

STOCKHOLDER INFORMATION

2005	High	Low	Close	Dividends
4th Quarter	$60.50	$47.80	$51.96	—
3rd Quarter	$59.74	$35.90	$58.54	—
2nd Quarter	$36.49	$25.52	$36.00	—
1st Quarter	$31.81	$23.54	$25.70	—

2004	High	Low	Close	Dividends
4th Quarter	$28.98	$22.00	$26.51	—
3rd Quarter	$27.25	$20.29	$24.30	—
2nd Quarter	$22.16	$15.37	$22.00	—
1st Quarter	$25.44	$11.71	$20.70	—

FORM 10-K
Additional copies of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, are available without charge to all stockholders by calling (480) 585-8888 or by writing to: Mark B. Cox, Executive Vice President, Treasurer, Chief Financial Officer and Assistant Secretary at the Company's Corporate Headquarters. This information can also be obtained at: www.sec.gov.

ADDITIONAL INFORMATION
Requests for additional information should be directed to: Mark B. Cox, Executive Vice President, Treasurer, Chief Financial Officer and Assistant Secretary at: (480) 585-8888.



23733 N. Scottsdale Rd. • Scottsdale, AZ 85255
www.Giant.com